    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 1996

                                                      REGISTRATION NO. 333-12953
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------


                               GALOOB TOYS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                 DELAWARE                                      5040                                     94-1716574
       (STATE OR OTHER JURISDICTION                (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
    OF INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NO.)

                            ------------------------

                              500 FORBES BOULEVARD
                     SOUTH SAN FRANCISCO, CALIFORNIA 94080
                                 (415) 952-1678
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------


                            WILLIAM G. CATRON, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                               GALOOB TOYS, INC.
                              500 FORBES BOULEVARD
                     SOUTH SAN FRANCISCO, CALIFORNIA 94080

                                 (415) 952-1678
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

        STEPHEN M. BESEN, ESQ.                 JEFFREY S. MARCUS, ESQ.
      WEIL, GOTSHAL & MANGES LLP               MORRISON & FOERSTER LLP
           767 FIFTH AVENUE                  1290 AVENUE OF THE AMERICAS
       NEW YORK, NEW YORK 10153                NEW YORK, NEW YORK 10104
            (212) 310-8000                          (212) 468-8000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               GALOOB TOYS, INC.
                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


      FORM S-1 ITEM NUMBER AND HEADING     CAPTION OR LOCATION IN PROSPECTUS
     -----------------------------------  -----------------------------------

 1.  Forepart of the Registration
       Statement and Outside Front Cover
       Page of Prospectus...............  Facing Page of Registration
                                          Statement; Cross-Reference Sheet;
                                            Outside Front Cover Page of
                                            Prospectus

 2.  Inside Front and Outside Back Cover
       Pages of Prospectus..............  Inside Front Cover Page and Outside
                                            Back Cover Page of Prospectus

 3.  Summary Information, Risk Factors
       and Ratio of Earnings to Fixed
       Charges..........................  Prospectus Summary; Risk Factors;
                                             Not Applicable

 4.  Use of Proceeds....................  Prospectus Summary; Use of Proceeds

 5.  Determination of Offering Price....  Not Applicable

 6.  Dilution...........................  Not Applicable

 7.  Selling Security Holders...........  Outside Front Cover Page; Principal
                                            and Selling Stockholders

 8.  Plan of Distribution...............  Outside Front Cover Page;
                                            Underwriting

 9.  Description of Securities to be
       Registered.......................  Outside Front Cover Page;
                                            Prospectus Summary; Dividends;
                                            Price Range of Common Stock;
                                            Description of Capital Stock

10.  Interests of Named Experts and
       Counsel..........................  Legal Matters; Experts

11.  Information with Respect to the
       Registrant.......................  Outside Front Cover Page;
                                            Prospectus Summary; Risk Factors;

                                            Dividend Policy; Price Range of
                                            Common Stock; Capitalization;
                                            Selected Consolidated Financial
                                            Data; Management's Discussion and
                                            Analysis of Financial Condition
                                            and Results of Operations;
                                            Business; Management; Principal
                                            and Selling Stockholders; Certain
                                            Transactions; Description of
                                            Capital Stock; Index to Financial
                                            Statements

12.  Disclosure of Commission Position
       on Indemnification for Securities
       Act Liabilities..................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH
STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 8, 1996


P R O S P E C T U S
-------------------

                                2,392,866 SHARES

                                    [LOGO]

                                  COMMON STOCK

                            ------------------------


     Of the 2,392,866 shares of Common Stock offered hereby, 2,000,000 shares are being issued and sold by Galoob Toys, Inc. (formerly known as Lewis Galoob Toys, Inc., the 'Company') and 392,866 shares are being sold by the Selling Stockholder. See 'Principal and Selling Stockholders.' The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.



     The Common Stock is traded on the New York Stock Exchange, Inc. (the 'NYSE') under the symbol 'GAL.' On November 7, 1996, the closing price per share of Common Stock, as reported by the NYSE, was $26 5/8.


                            ------------------------

    THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE 'RISK
                         FACTORS' BEGINNING ON PAGE 7.

                            ------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                              PROCEEDS TO
                                    PRICE TO          UNDERWRITING        PROCEEDS TO           SELLING
                                     PUBLIC           DISCOUNTS(1)         COMPANY(2)        STOCKHOLDER(2)
Per Share....................          $                   $                   $                   $
Total(3).....................          $                   $                   $                   $

(1) In connection with this offering, the Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'


(2) Before deducting expenses of this offering payable by the Company estimated
    at $         . Does not include payment to the Company of an aggregate of approximately $1,700,000 upon the exercise by the Selling Stockholder of warrants concurrent with this offering.


(3) The Company has granted to the Underwriters a 45-day option to purchase up to 358,930 additional shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as set forth above. If such option is exercised in full, the total Price to Public, Underwriting Discounts, Proceeds to Company and Proceeds to Selling
    Stockholder will be $         , $         , $         and $         ,
    respectively. See 'Underwriting.'

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of certificates for the shares of Common Stock will be made at the offices of Bear, Stearns Securities Corp., 1 Metrotech Center No., Brooklyn, New York 11201, as agent for
the Representatives, on or about             , 1996.

GERARD KLAUER MATTISON & CO., LLC

                            WILLIAM BLAIR & COMPANY

                                                       JEFFERIES & COMPANY, INC.

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1996

                               [PICTURES OF TOYS]


     The Galoob logo and name are trademarks of the Company. Micro Machines(Registered), Action Fleet(Trademark), Double Takes(Trademark) and DOUBLE Double Takes(Trademark) are trademarks of the Company. Dragon Flyz(Registered) and Sky Dancers(Registered) are trademarks licensed to the Company by Abrams Gentile Entertainment Inc. Star Wars(Trademark) is a trademark licensed to the Company by Lucasfilm Ltd. ('Lucasfilm'). Jonny Quest(Trademark) is a trademark licensed to the Company by Turner Home Entertainment, Inc. ('Turner'). Pound Puppies(Registered) and Pound Pur-r-ries(Registered) are trademarks licensed to the Company by Pound Puppies, Inc. Anastasia(Trademark) is a trademark licensed to the Company by Twentieth Century Fox Licensing and Merchandising ('Fox'). Men in Black(Registered) and Starship Troopers(Registered) are trademarks licensed to the Company by Sony Signatures Licensing ('Sony'). All other trademarks appearing in this Prospectus are the property of their respective holders.


     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               [PICTURES OF TOYS]

                               [PICTURES OF TOYS]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information (including the consolidated financial statements and the notes thereto) appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety and should carefully consider the matters set forth in 'Risk Factors.' Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled 'Risk Factors' and elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See 'Underwriting.'

                                  THE COMPANY


     Founded in 1957, the Company is a leading international toy company that designs, develops, markets and sells a variety of high-quality toy products in an expanding number of product categories. The Company believes it is a leading innovator in the toy industry as evidenced by: its award-winning Sky Dancers, the world's first flying doll, introduced in late 1994; its Double Takes line of Micro Machines transforming playsets, introduced in 1995; its line of Star Wars Action Fleet toys representing a new scale in the male action category; and Dragon Flyz, the world's first fully articulated flying male action figure. The Company's Micro Machines line, introduced in 1987, is the most comprehensive line of miniature scale play for boys in the United States, embracing traditional vehicle, military and male action play patterns. The Company's Sky Dancers line has been the number-one selling mini-doll in the United States in 1995 and 1996, and Dragon Flyz became the second best selling male action assortment in the United States within weeks of its national introduction in June.


     The Company's 1996 product offerings consist of six product lines: Micro Machines, Star Wars Action Fleet, Dragon Flyz, Jonny Quest, Sky Dancers, and Pound Puppies. In addition to extensions of these product lines, the Company's 1997 product offerings are expected to include new product lines based on three entertainment properties: Men In Black, a new science fiction adventure comedy film scheduled to be released by Sony in the summer of 1997; Starship Troopers, a new science fiction adventure film scheduled to be released by Sony in the summer of 1997; and Anastasia, a new animated film scheduled to be released by Fox in the fall of 1997. In connection with the scheduled re-release of the Star Wars movie trilogy in early 1997, the Company plans to introduce new Star Wars Micro Machines and Action Fleet toys. In addition, the Company intends to aggressively pursue licensing rights in connection with the release of the new Star Wars movie trilogy scheduled to start in 1999.

     The Company's products are sold in more than 50 countries worldwide. These products are principally sold direct to retailers in the United States and to toy distributors outside of the United States. Since 1993, the Company's revenues have grown approximately 64% from approximately $134 million in 1993 to approximately $220 million in 1995. In 1995, approximately one-third of the Company's revenues were derived from international sales which have increased by approximately 77% since 1993.

     Although the Company's sales have increased significantly since 1993, its market share in 1995 was only approximately one percent of the total $13.4 billion U.S. wholesale toy shipments and, therefore, management believes there is substantial opportunity for continued growth. The recent consolidations among both toy companies and toy retailers have also provided increased growth opportunities for the Company. The Company believes that the consolidation of the industry into a smaller group of larger toy companies combined with the Company's proven success in developing and marketing licensed products make the Company a relatively more attractive licensee to toy inventors and other licensors. In addition, as a result of industry concentration, the Company has become a relatively more attractive supplier to retailers that do not wish to be dependent on a few dominant toy companies. Toy retailer concentration has also been advantageous to the Company as it has reduced the need to support a large, expensive sales and distribution organization to service numerous small customers. This also enables the Company to ship product, manage account relationships and track retail sales as effectively as much larger competitors.

     These industry trends and developments, combined with the successful implementation of the Company's growth strategy, lead the Company to believe that it is well positioned for future growth. The key elements of the Company's growth strategy are as follows:

o Build The Company's Core Brand--Micro Machines. The Company seeks to continue expanding its Micro Machines brand as the most comprehensive universe of miniature scale play for boys. The Company intends to accomplish this by extending Micro Machines into additional play patterns, such as the Micro Machines Exploration line for 1997, and to continue acquiring and exploiting new entertainment licenses to keep Micro Machines at the leading edge of boys' play.

o Enter New Product Categories. The Company has entered and intends to continue to enter into new toy categories. Entering 1993, the Company competed primarily in only one category of the toy industry (excluding video games)--miniature vehicles, which generated approximately $240 million of total U.S. wholesale toy shipments in that year. Currently, the Company competes in four categories that generated approximately $2.1 billion of the total U.S. wholesale toy shipments in 1995. The Company considers entering new categories which have the following characteristics: (i) low barriers to entry such that there is no dominant competitor; and (ii) potential to create product lines that can become multi-year brands based upon collectibility and thematic extendability.

o Expand Profit Margins On Rising Sales. A key goal of the Company is to expand profit margins while continuing to increase sales, thereby increasing the rate of profit growth faster than the rate of sales growth. The Company seeks to increase profit margins by: (i) increasing gross margins; (ii) achieving economies of scale on increasing sales volume, thereby reducing operating expenses as a percentage of sales; and (iii) leveraging its investments in product development, tooling and marketing over the longer life spans of its multi-year brands.

o Develop Strategic Alliances With Major Content Providers. Over the past three years, the Company has developed important relationships with four major entertainment companies, Lucasfilm, Fox, Sony and Turner, which have licensed to the Company the rights to make toys based on certain of their properties. The Company intends to continue to aggressively pursue opportunities to expand its relationships with these entertainment companies and to form additional alliances with other entertainment companies in order to assure access to a continuous flow of quality entertainment properties that have potential to generate successful toy product lines.

o Leverage International Distribution Networks. The Company believes it has developed a strong network of distributors in its key markets outside the United States and through such network has the ability to increase its international sales. While Europe has traditionally accounted for the highest percentage of the Company's international sales, the Company continues to build its worldwide distribution network and sees the potential for growth in new markets such as Mexico and Latin America, the Pacific Rim and the Middle East.


     The Company, which commenced operations in 1957, was incorporated under the laws of the State of California in 1968. The Company was reincorporated in the State of Delaware in 1987 and recently changed its name to Galoob Toys, Inc. The Company's principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California 94080 and its telephone number is (415) 952-1678.

                                  THE OFFERING


Common Stock Offered by the
  Company..........................  2,000,000

Common Stock Offered by the Selling
  Stockholder......................  392,866 shares

Common Stock to be Outstanding
  after the Offering(1)............  17,544,435 shares

NYSE Symbol for the Common Stock...  GAL

Use of Proceeds to the Company.....  To repay indebtedness under its short-term credit facility and the
                                     mortgage on the Company's
                                     headquarters building and to
                                     provide funds necessary to support
                                     acquisition of license rights and
                                     working capital requirements for
                                     future toy products, properties and
                                     businesses.


------------------

(1) Excludes (i) 1,506,250 shares of Common Stock reserved for issuance upon exercise of stock options outstanding at October 31, 1996 and (ii) 75,000 shares of Common Stock reserved for issuance upon exercise of warrants outstanding at October 31, 1996. See 'Capitalization,' 'Management' and 'Description of Capital Stock.'

                        SUMMARY CONSOLIDATED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The information set forth below should be read in conjunction with 'Selected Consolidated Financial Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's consolidated financial statements and related notes thereto included elsewhere in this Prospectus.


                                                                                NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                           --------------------------------    --------------------
                                             1993        1994        1995        1995        1996
                                           --------    --------    --------    --------    --------
STATEMENTS OF OPERATIONS DATA:
Net revenues............................   $134,334    $178,792    $220,044    $137,078    $175,270
Gross margin............................     59,187      83,636      99,210      53,977      82,229
Earnings (loss) from operations.........     (9,215)      9,322      12,989         723       9,407
Net proceeds from Nintendo award........         --      12,124          --          --          --
Interest expense........................     (1,836)     (2,609)     (3,429)     (2,357)     (2,665)
Earnings (loss) before income taxes.....    (10,915)     19,202       9,999      (1,421)      6,927
Net earnings (loss).....................    (10,924)     18,424       9,399      (1,421)      5,541
Preferred stock dividends...............      3,127       3,127       3,127       2,345          21
Charge related to exchange of preferred
  stock for common......................         --          --          --          --      24,279
Net earnings (loss) applicable to common

  shares................................   $(14,051)   $ 15,297    $  6,272    $ (3,766)   $(18,759)
                                           --------    --------    --------    --------    --------
                                           --------    --------    --------    --------    --------
Common shares and common share
  equivalents outstanding-- average.....      9,548      10,111      10,451      10,068      13,565
Net earnings (loss) per common share(1):
  Primary...............................   $  (1.47)   $   1.51    $   0.60    $  (0.37)   $  (1.38)
                                           --------    --------    --------    --------    --------
                                           --------    --------    --------    --------    --------
  Fully diluted.........................   $  (1.47)   $   1.41    $   0.60    $  (0.37)   $  (1.38)
                                           --------    --------    --------    --------    --------
                                           --------    --------    --------    --------    --------



                             DECEMBER 31,            SEPTEMBER 30, 1996
                            ---------------     -----------------------------
                                 1995             ACTUAL       AS ADJUSTED(2)
                            ---------------     -----------    --------------
BALANCE SHEET DATA:
Working capital..........      $  54,670         $  56,450        $107,616
Total assets.............        120,084           164,955         167,812
Short-term debt..........         19,493            48,309              --
Long-term debt...........         14,000                --              --
Shareholders' equity.....         54,172            72,608         123,774


------------------
(1) For a discussion of the impact on net earnings of certain unusual, non-recurring items, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


(2) Adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company in this offering based on an assumed offering price of $26 5/8 per share, the last reported sale price of the Common Stock on November 7, 1996 (after deducting the underwriting discounts and estimated offering expenses payable by the Company), the proceeds from the exercise of warrants by the Selling Stockholder and the anticipated application of the estimated net proceeds therefrom. See 'Use of Proceeds' and 'Capitalization.'

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors,

in addition to the other information in this Prospectus, prior to making an investment decision. Certain statements in this Prospectus that are not historical are forward-looking, including known and unknown risks and uncertainties. Many factors, including the risk factors identified below, could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

DEPENDENCE ON LIMITED NUMBER OF PRODUCT LINES


     The Company derives a substantial portion of its revenue from a limited number of product lines. Although, in recent years, its product portfolio has been significantly broadened and diversified, a decrease in popularity of a particular product line or key products within a given product line during any year could have a material adverse effect on the Company's business, financial condition and results of operations. Sales of Micro Machines and all girls' product lines (primarily consisting of sales of Sky Dancers), represented 63% and 8% of the Company's revenue in 1994, and 44% and 40% of the Company's revenue in 1995, respectively. Micro Machines is an established brand that has been marketed continuously since 1987. The Company's success in girls' toys is relatively recent dating back to the introduction of Sky Dancers in 1994. Although at the present time demand remains strong for Micro Machines and the Company's new product lines (Dragon Flyz and Pound Puppies), demand for Sky Dancers has decreased in 1996 and the Company expects a continued decline of sales of Sky Dancers as it matures as a product. There can be no assurance that any of these products will retain their current popularity. See 'Business--Products' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


CONSUMER PREFERENCES AND NEW PRODUCT INTRODUCTIONS

     Consumer preferences in the toy industry are continuously changing and are difficult to predict. Relatively few products achieve market acceptance, and even when they do achieve commercial success, products often have short life cycles. There can be no assurance that (i) new products or product lines will be introduced by the Company or, if introduced by the Company, will achieve any significant degree of market acceptance, (ii) acceptance, if achieved, will be sustained for any significant amount of time or (iii) such products' life cycles will be sufficient to permit the Company to recover research, development, licensing, manufacturing, marketing and other costs associated therewith. Failure of new product lines or product innovations to achieve or sustain market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the success of many of the Company's entertainment-related products is dependent on the popularity generated by movies, television programs and other media events. There can be no assurance that these movies, television programs or other media events will be produced as scheduled, that they will be popular and successful or that such entertainment media will result in substantial promotional value to the Company's products. See 'Business--Advertising and Promotion.'

LICENSING AND RELATED RIGHTS



     The Company produces substantially all of its products under licenses from other parties. Some of these licenses confer rights to exploit original concepts developed by toy inventors and designers. Other licenses, referred to as entertainment licenses, permit the Company to manufacture and market toys based on characters or properties which develop their own popular identity through exposure in various media such as movies, television programs, cartoons and books. Most entertainment licenses extend for one to three years and are often renewable at the option of the Company upon payment of certain minimum guaranteed payments or the attainment of certain sales levels during the initial term of the license. There can be no assurance that the Company's revenue from a licensed product will exceed the minimum guaranteed payments required to be made by the Company to licensors. The Company pays royalties to its licensors which typically range from 2% to 16% of net sales. As of September 30, 1996, minimum future guaranteed payments aggregated approximately $3,876,000. Royalties expense totaled approximately $18,206,000, $16,326,000 and $13,498,000 for the nine months ended September 30, 1996 and in 1995 and 1994, respectively. As a result of increased competition among toy companies for licenses, in certain instances the Company has paid, and may in the future be required to pay, higher royalties and higher advances and/or minimum guaranteed payments in order to obtain attractive properties for the development of product lines. Because the Company produces substantially all of its products under licenses, the failure to enter into such licensing arrangements or to retain license rights could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is an active participant in the market for entertainment licenses. A determination to acquire an entertainment license must usually be made before the commercial introduction of the property in which a licensed character or property appears, and these license arrangements usually require the payment of non-refundable advances or guaranteed minimum royalties. Accordingly, the success of an entertainment licensing program is dependent upon the ability of management to assess accurately the future success and popularity of the properties that it is evaluating, to bid for products on a selective basis in accordance with such evaluation, and to capitalize on the properties for which it has obtained licenses in an expeditious manner. There can be no assurance that the Company will be able to continue to enter into entertainment licensing arrangements in the future for successful and popular properties on terms that are acceptable to the Company.

     Since October 1992, the Company has had a license from Lucasfilm to produce Micro Machines products based on the popular Star Wars movie trilogy. This license expires on December 31, 1997. Although the Company believes its relationship with Lucasfilm is excellent, there can be no assurance that Lucasfilm will choose to renew or extend the Company's Star Wars license for 1998 and beyond. If the Company is unable to renew or extend the Star Wars license or if it is unable to renew or extend it for all of the current products lines, the loss of all or part of such license could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business--Licensing Strategy.'

DEPENDENCE ON MAJOR CUSTOMERS

     Like other major toy companies, the Company is dependent upon toy retailers and mass merchandisers to sell its products. The United States market accounted for over 60% of the Company's revenues in each of the last three years. The retail toy industry in the United States is highly concentrated, with the top five retailers accounting for more than 50% of United States retail toy sales in 1995. For the year ended December 31, 1995, approximately 49% of the Company's worldwide net revenues were from these five retailers, two of which were the Company's largest customers accounting for approximately 31% of worldwide net revenues. The Company does not have long-term written contracts with its retail customers. An adverse change in, or termination of, the Company's relationship with or the financial viability of one or more of its major customers could have a material adverse effect on the Company's business, financial condition and results of operations. Increased concentration could enhance the remaining toy retailers' ability to negotiate more favorable terms and prices from the Company. See 'Business--Sales, Marketing and Distribution.'

DEPENDENCE ON KEY PERSONNEL

     The Company's operations and prospects are dependent in large part on its executive management group. Although the core of the current executive management group has been very stable and in place since 1991, there can be no assurance that the Company will be able to retain all of the members of its executive management group. There is strong competition for skilled, competent personnel in the toy industry. Although the Company has been successful in retaining and hiring management personnel, no assurance can be made that the Company can continue to do so in the future.

DEPENDENCE ON KEY MANUFACTURERS

     During the last four years, the Company has concentrated its sourcing of products from a limited number of high-quality manufacturers in China. In 1995, four companies manufactured approximately 88% of the Company's products and a single manufacturer, Harbour Ring International Ltd. and its affiliates ('Harbour Ring'), produced approximately 60% of the Company's products. The Company believes that its relationships with Harbour Ring and its other key manufacturers are excellent. However, because the Company does not have control over these unaffiliated manufacturers, there can be no assurance that Harbour Ring and the Company's other key manufacturers will continue to dedicate sufficient production capacity to satisfy the Company's production requirements and specifications. Any interruption of the Company's manufacturing arrangements with Harbour Ring or the Company's other key manufacturers could cause a delay in production of the Company's products for delivery to its customers and could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company believes that alternative manufacturers exist, in the event of a substantial interruption in manufacturing arrangements with the existing key manufacturers, there can be no assurance that alternative arrangements could be provided in a timely manner or on terms acceptable to the Company.

SEASONALITY


     Toy industry sales are highly seasonal and driven by disproportionate customer demand for toys to be sold during the Christmas holiday season. Approximately two-thirds of the Company's shipments typically occur in the second half of the year. As a result, the Company's operating results vary significantly from quarter to quarter within any given year. Orders placed with the Company for shipment are cancelable until the time of shipment. The combination of seasonal demand and the potential for order cancellation makes accurate forecasting of future sales difficult and causes the Company to believe backlog may not be an accurate indicator of the Company's future sales. Similarly, comparison between fiscal periods of successive years may not be indicative of results of operations for any given full year. The seasonality creates significant peaks in working capital requirements.



FOREIGN OPERATIONS


     All of the Company's products are manufactured to its specifications by nonaffiliated parties located in China and, to a lesser extent, other foreign locations. Therefore, the Company could be adversely affected by political or economic unrest or disruptions affecting business in such countries. The Company does not carry insurance for political or economic unrest or disruptions for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The political unrest in 1989 in China had an insignificant impact on the manufacturing and shipping of the Company's products. There can be no assurance that in the future the Company will not be adversely affected by political or economic disruptions in China or other foreign locations.

     Further, changes in tariffs could have an adverse effect on the cost of goods imported from China. While China is currently accorded Most Favored Nation ('MFN') status by the United States, this status (which was last renewed in June
1996) is subject to annual review and could be revoked prospectively for any given year. Current MFN tariffs on toys imported into the United States are zero, and the loss of MFN status for China would result in a substantial increase in tariffs applicable to toys imported from China. This increase in duty would be large enough that it could have a material adverse effect on the Company's business, financial condition and results of operations. Products shipped from China to other countries would not be affected by China's loss of MFN status with the United States without similar actions being taken by the other importing countries. Moreover, many other toy companies also source products from China and could be affected to similar degrees.

     The Company can also be subject to the imposition of retaliatory tariffs or other import restrictions as a result of a trade dispute between China and the

United States. Generally, trade negotiations over matters in dispute between the two countries have been difficult but have been resolved without the imposition of trade retaliation. In the past, proposed retaliation by the United States has not included increased tariffs or other trade restrictions applicable to toys imported from China. It is possible, however, that some future trade dispute could result in substantial increases in tariffs or other restrictions on imports, such as quotas, of toys from China. These increased tariffs or other restrictions could be imposed under Section 301 of the Trade Act of 1974, as amended, whether or not the trade dispute itself involved toys. Such increased tariffs or other trade restrictions could have a material adverse effect on the Company's business, financial condition and results of operations.

     The impact on the Company of any political or economic unrest or disruptions in China, the loss of China's MFN status or the imposition of retaliatory trade restrictions on products manufactured in China would depend on several factors, including, but not limited to, the Company's ability to (i) procure alternative manufacturing sources satisfactory to the Company, (ii) retrieve its tooling located in China, (iii) relocate its production in sufficient time to meet demand, and (iv) pass cost increases likely to be incurred as a result of such factors to the Company's customers through product price increases. As a result, any political or economic unrest or disruptions in China, the loss of China's MFN status or the imposition of retaliatory trade restrictions on products manufactured in China could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business--Manufacturing.'

     In 1994, certain quotas on toy products made in China were introduced in the European Economic Community. The quotas did not have a material impact on the Company's business in 1995 and, although no assurance can be given, are not expected to have a material impact on the Company's business in the foreseeable future.

     In addition, the Company's subsidiary, Galco International Toys, N.V. ('Galco') is located in Hong Kong. On July 1, 1997, ownership of Hong Kong, currently a dependency of the United Kingdom, will revert back to China. At the present time, the Company is unable to predict the effect, if any, that such change will have on the Company's or Galco's business, financial condition or results of operations. In addition, changes in the relationship between the United States dollar and the Hong Kong dollar may have an impact on the cost of goods purchased from manufacturers.

COMPETITION

     The toy industry is highly competitive. The Company competes with several larger domestic and foreign toy companies, such as Hasbro, Inc. ('Hasbro') and Mattel, Inc. ('Mattel'), and many smaller companies in all aspects of its business, including the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines and the marketing and distribution of its products, including obtaining adequate shelf space. Some of these companies have longer operating histories, broader product lines and greater financial resources and advertising budgets than the Company. In addition, it is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. See 'Business--Competition.'

INVENTORY MANAGEMENT; DISTRIBUTION

     Many of the Company's significant customers use, to some extent, inventory management systems to track sales of particular products and rely on reorders being rapidly filled by suppliers, rather than maintaining large on-hand inventories to meet consumer demand. While these systems reduce a retailer's investment in inventory, they increase pressure on suppliers like the Company to fill orders promptly and shift a portion of the retailer's inventory risk onto the supplier. Production of excess products by the Company to meet anticipated demand could result in increased inventory carrying costs for the Company. In addition, if the Company fails to anticipate the demand for products, it may be unable to provide adequate supplies of popular toys to retailers in a timely fashion, particularly during the Christmas season, and may consequently lose potential sales.

     The Company utilizes warehouse facilities primarily in Union City, California for storage of its products. Disruptions in shipments from Asia or from the Union City facility could have a material adverse effect on the business, financial condition and results of operations of the Company.

RAW MATERIALS PRICES

     The principal raw materials in most of the Company's products are petrochemical resin derivatives, such as polyethylene and high impact polystyrene, and paper. The prices for such raw materials are influenced by numerous factors beyond the control of the Company, including general economic conditions, competition, labor costs, import duties and other trade restrictions and currency exchange rates. Changing prices for such raw materials may cause the Company's results of operations to fluctuate significantly. A large, rapid increase in the price of raw materials could have a material adverse effect on the Company's operating margins unless and until the increased cost can be passed along to customers.

POTENTIAL PRODUCT LIABILITY

     The Company is engaged in a business which could result in possible claims for injury or damage resulting from its products. However, the Company is not a defendant in any product liability lawsuit. While the Company currently maintains product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities. A successful claim brought against the Company resulting in a final judgment in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business--Government Regulations.'

GOVERNMENT REGULATIONS

     The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. Those laws empower the Consumer Product Safety Commission (the 'CPSC') to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles which are found to be unsafe or hazardous and can require a manufacturer to recall such products under certain circumstances. Similar laws exist in some states and cities in the United States and in Canada and Europe. The Company's products are designed and tested to meet or exceed all applicable regulatory and voluntary toy industry safety standards. The Company emphasizes the safety and reliability of its products and has established a strong quality assurance and control program to meet the Company's objective of delivering high quality, safe products. While the Company believes that it is, and will continue to be, in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that the Company's products will not be found to violate such laws, rules and regulations, or that more restrictive laws, rules or regulations will not be adopted in the future which could make compliance more difficult or expensive or otherwise have a material adverse effect on the Company's business financial condition and results of operation. Moreover, sales of the Company's products have significantly increased over the past year and several of the Company's products are new. The claims experience with respect to product safety, therefore, is difficult to predict. For the foregoing reasons, there can be no assurance that the Company will not be subject to material liabilities on account of product liability claims in the future. See 'Business--Government Regulations.'

INTELLECTUAL PROPERTY RIGHTS

     Most of the Company's products are copyrighted and sold under trademarks. In addition, certain products incorporate patented devices or designs. The Company or its licensors customarily seek protection of major patents, trademarks and copyrights in the United States and certain other countries. These intellectual property rights can be significant assets of the Company. Although the Company believes its rights to these properties are adequately protected, the loss of certain of its rights for particular product lines may have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business--Intellectual Property Rights.'

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation ('Certificate') and By-Laws contain, among other things, provisions establishing a classified Board of Directors, authorizing shares of preferred stock with respect to which the Board of Directors of the Company has the power to fix the rights, preferences, privileges and restrictions without any further vote or action by the stockholders, and requiring the vote of holders of 80% of the voting power of the Company in order to remove directors, amend the By-Laws and approve certain business combinations with 'Related Persons.' In addition, the Company has a shareholder rights plan which under certain circumstances, including the acquisition of 20% or more of the Common Stock by a person, gives the holders of rights the right to acquire shares of Common Stock with a value equal to two times the exercise price of the rights. Such provisions may delay, deter or prevent a merger, consolidation, tender offer, or other business combination or change of control involving the Company that some or a majority of the Company's stockholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price for the Common Stock. In addition, such provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company before making a bid for the Common Stock at a premium over the market price of the Common Stock. Such provisions may also adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. See 'Description of Capital Stock--Certain Provisions of the Company's Certificate of Incorporation and By-Laws.' In addition, the Company intends to enter into agreements with certain of its executive officers providing for, among other things, severance payments if the officer's employment is terminated following a change of control. See 'Management--Severance Agreements with Management.' Each of the items described above could have the effect of deterring transactions that would result in a change of control.

                                USE OF PROCEEDS


     The Company intends to use the net proceeds of this offering (including the proceeds from the exercise of the Warrants (as defined herein) to acquire 392,866 shares of Common Stock), estimated to be approximately $51 million (based on an assumed offering price of $26 5/8 per share), for the reduction of indebtedness aggregating approximately $11 million under its short-term credit facility (as of October 31, 1996), to repay a mortgage on the Company's headquarters aggregating approximately $4 million, and for working capital and general corporate purposes, which could include payments to acquire entertainment license rights or other license rights for future toy products and properties. The Company may also use a portion of the net proceeds to acquire other businesses or product lines which the Company believes will complement its existing business, although the Company has no present intention, understanding or agreement with respect to any such acquisitions. The credit facility matures on March 31, 1997, and bears interest at an annual rate of 1% over the prime rate as announced from time to time by CoreStates Bank N.A., which is currently 9.25%. The mortgage on the Company's headquarters matures on November 30, 1996, and bears interest at an annual fixed rate of 10.3%. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder but will receive an aggregate of approximately $1.7 million from the exercise of warrants to purchase Common Stock (the 'Warrants') held by the Selling Stockholder.


                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on the Common Stock since its initial public offering in 1984. The Board of Directors of the Company has no current plans to pay cash dividends on the Common Stock. The Company's existing credit facility prevents the Company from paying cash dividends on the

Common Stock without consent of its lender. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Financial Resources and Capital Expenditures.' In addition, future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

                          PRICE RANGE OF COMMON STOCK


     The Common Stock of the Company is listed on the NYSE under the symbol GAL. The following table sets forth the high and low closing sale prices for the Common Stock, as reported on the NYSE, Composite Tape. The reported last sale of Common Stock on the NYSE on November 7, 1996, was $26 5/8.



FISCAL
 YEAR                                                        HIGH    LOW
------                                                       ----    ---
1994    First Quarter.....................................   $10 1/2 $ 6 1/8
        Second Quarter....................................     6 7/8   5 1/2
        Third Quarter.....................................     8 1/2   6 1/8
        Fourth Quarter....................................     7 3/8   4 3/4

1995    First Quarter.....................................   $ 7 3/4 $ 5 1/4
        Second Quarter....................................     8 3/8   6
        Third Quarter.....................................     9 1/2   6 1/2
        Fourth Quarter....................................    13 3/4   9 1/4

1996    First Quarter.....................................   $20 1/4 $10 1/2
        Second Quarter....................................    28 1/4  18 7/8
        Third Quarter.....................................    30 1/2  22 3/8
        Fourth Quarter (through November 7, 1996).........    29 1/4  26



As of October 31, 1996, there were approximately 1,300 holders of record of the Common Stock, excluding beneficial owners of shares registered in nominee or street name.

                                 CAPITALIZATION


     The following table sets forth the actual capitalization of the Company at September 30, 1996, and as adjusted to reflect (i) the sale by the Company of

2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $26 5/8 per share) and the application of the estimated net proceeds therefrom to repay certain indebtedness as described in 'Use of Proceeds' and
(ii) the exercise by the Selling Stockholder of Warrants to purchase an aggregate of 392,866 shares of Common Stock concurrently with this offering.



                                                       SEPTEMBER 30, 1996
                                                     -----------------------
                                                      ACTUAL     AS ADJUSTED
                                                     --------    -----------
                                                         (IN THOUSANDS)
Short-term debt(1) (including current portion of
  long-term debt).................................   $ 48,309     $      --
                                                     --------    -----------
                                                     --------    -----------
Long-term debt....................................         --            --
Shareholders' equity:
  Common Stock, $.01 par value; 50,000,000 shares
     authorized; 15,149,651 and 17,542,517 shares
     issued and outstanding, actual and as
     adjusted(2)..................................        152           176
  Additional paid-in capital......................    106,030       157,172
  Retained earnings (deficit).....................    (33,127)      (33,127)
  Cumulative translation adjustment...............       (447)         (447)
                                                     --------    -----------
     Total shareholders' equity...................     72,608       123,774
                                                     --------    -----------
     Total capitalization.........................   $ 72,608     $ 123,774
                                                     --------    -----------
                                                     --------    -----------


------------------
(1) The Company is party to a credit agreement which makes available to the Company a maximum credit line of $60,000,000 through March 31, 1997. For additional information on short-term debt, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Financial Resources and Capital Expenditures.'


(2) Actual and as adjusted outstanding shares do not include (i) 1,508,750 shares of Common Stock reserved for issuance upon exercise of outstanding stock options or (ii) 75,000 shares of Common Stock reserved for issuance upon exercise of outstanding warrants not being exercised in connection with this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The selected consolidated financial data for each of the five years ended December 31, 1995 are derived from the audited consolidated financial statements of the Company. The selected consolidated financial data for the nine months ended September 30, 1995 and September 30, 1996 are derived from the unaudited financial statements of the Company for such periods and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Results for the nine months ended September 30, 1996 are not necessarily indicative of results for any other period or the entire year. The selected consolidated financial data set forth below should be read in conjunction with the Company's consolidated financial statements and related notes thereto included elsewhere in the Prospectus and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'



                                                                                                             NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                                --------------------------------------------------------    --------------------
                                                  1991        1992        1993        1994        1995        1995        1996
                                                --------    --------    --------    --------    --------    --------    --------
STATEMENT OF OPERATIONS DATA:
Net revenues.................................   $150,636    $166,280    $134,334    $178,792    $220,044    $137,078    $175,270
Costs of products sold.......................     86,455      90,823      75,147      95,156     120,834      83,101      93,041
                                                --------    --------    --------    --------    --------    --------    --------
Gross margin.................................     64,181      75,457      59,187      83,636      99,210      53,977      82,229
                                                --------    --------    --------    --------    --------    --------    --------
Operating expenses:
  Advertising and promotion..................     22,848      22,826      23,537      30,616      31,240      17,739      23,477
  Other selling and administrative...........     24,663      25,224      22,031      22,913      30,768      18,744      23,746
  Royalties, research and development........     19,648      26,124      18,788      20,785      24,213      16,771      25,599
  Variable stock option plan expense.........         --          --       4,046          --          --          --          --
                                                --------    --------    --------    --------    --------    --------    --------
Total operating expenses.....................     67,159      74,174      68,402      74,314      86,221      53,254      72,822
                                                --------    --------    --------    --------    --------    --------    --------
Earnings (loss) from operations..............     (2,978)      1,283      (9,215)      9,322      12,989         723       9,407
Expenses related to resignation of former
  officer....................................     (3,807)     (2,152)         --          --          --          --          --
Net proceeds from Nintendo award.............         --          --          --      12,124          --          --          --
Interest expense.............................     (1,775)     (1,550)     (1,836)     (2,609)     (3,429)     (2,357)     (2,665)
Other income, net............................      1,020         210         136         365         439         213         185
                                                --------    --------    --------    --------    --------    --------    --------
Earnings (loss) before income taxes..........     (7,540)     (2,209)    (10,915)     19,202       9,999      (1,421)      6,927
Provision for income taxes...................         --         238           9         778         600          --       1,386

                                                --------    --------    --------    --------    --------    --------    --------
Net earnings (loss)..........................     (7,540)     (2,447)    (10,924)     18,424       9,399      (1,421)      5,541
Preferred stock dividends paid...............      3,127         782          --          --          --          --           6
Preferred stock dividends in arrears.........         --       2,345       3,127       3,127       3,127       2,345          15
Charge related to the exchange of preferred
  stock for common...........................         --          --          --          --          --          --      24,279
                                                --------    --------    --------    --------    --------    --------    --------
Net earnings (loss) applicable to common
  shares.....................................   $(10,667)   $ (5,574)   $(14,051)   $ 15,297    $  6,272    $ (3,766)   $(18,759)
                                                --------    --------    --------    --------    --------    --------    --------
                                                --------    --------    --------    --------    --------    --------    --------
Net earnings (loss) per common share:
  Primary....................................   $  (1.14)   $  (0.59)   $  (1.47)   $   1.51    $   0.60    $  (0.37)   $  (1.38)
                                                --------    --------    --------    --------    --------    --------    --------
                                                --------    --------    --------    --------    --------    --------    --------
  Fully diluted..............................   $  (1.14)   $  (0.59)   $  (1.47)   $   1.41    $   0.60    $  (0.37)   $  (1.38)
                                                --------    --------    --------    --------    --------    --------    --------
                                                --------    --------    --------    --------    --------    --------    --------
Common shares and common share equivalents
  outstanding--average.......................      9,325       9,400       9,548      10,111      10,451      10,068      13,565



                                                                      DECEMBER 31,                             SEPTEMBER 30,
                                                --------------------------------------------------------    --------------------
                                                  1991        1992        1993        1994        1995        1995        1996
                                                --------    --------    --------    --------    --------    --------    --------
BALANCE SHEET DATA:
Working capital..............................   $ 29,127    $ 27,070    $ 30,813    $ 53,219    $ 54,670    $ 50,477    $ 56,450
Total assets.................................     64,016      71,604      71,005     100,766     120,084     117,344     164,955
Long-term debt...............................      5,244       4,944      18,608      18,414      14,000      18,256          --
Shareholders' equity.........................     35,092      32,246      22,162      44,768      54,172      43,425      72,608

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following 'Management's Discussion and Analysis of Financial Condition and Results of Operations' contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled 'Risk Factors' and elsewhere in this Prospectus.

OVERVIEW

     Founded in 1957, the Company is a leading international toy company that designs, develops, markets and sells a variety of high-quality, innovative toy products in an expanding number of product categories. The Company's toy products currently fall into four categories: miniature vehicles and male action figures for boys, and miniature dolls and plush toys for girls.

     From 1990 through 1993, the Company had a period of declining revenues and suffered net losses. Commencing in 1991, the Company installed a new management team, led by Mark Goldman, and began implementing a recovery plan designed to reposition the Company, return the Company to profitability and enable it to capitalize on its growth strategy. The recovery plan focused on three key goals:
(i) to restore and expand the Company's core business of the Micro Machines product line, (ii) to focus on growth opportunities in new product areas such as the male action figure category and girls' product lines and (iii) to reduce the Company's cost structure and lower its break-even point. Due to the relatively long lead time for new products and product lines in the toy industry, the recovery plan was designed to turn the Company around over a three-year period and return the Company to profitability in 1994.


     Since 1993, the Company's revenues have grown approximately 64% from approximately $134 million in 1993 to approximately $220 million in 1995. This trend has continued with revenues for the first nine months of 1996, increasing 28% over the comparable period in 1995. In addition, in each of 1994 and 1995, the Company had record sales and earnings during the important fourth quarter. The Company believes that its operating performance over the past two years demonstrates that its recovery plan has succeeded and that the Company is now well positioned for future growth.


     The successful implementation of its recovery plan has enabled the Company to restructure its balance sheet to improve its liquidity and cash flow. In March 1995, the Company renegotiated its existing credit facility to extend the maturity by two years, increase availability from $40 million to $60 million and decrease the annual interest rate by one percent. In February 1996, the Company gave notice of its intention to redeem its 8% Convertible Subordinated Debentures due 2000 (the 'Debentures'). As a result, the $14 million aggregate principal amount of outstanding Debentures was converted into an aggregate of approximately 1.5 million shares of Common Stock. In addition, in March 1996, an offer by the Company to exchange shares of its Common Stock for its outstanding shares of Depositary Convertible Exchangeable Preferred Stock (the 'Depositary Shares') resulted in 98% of the holders of Depositary Shares converting such shares into an aggregate of approximately 3.3 million shares of Common Stock. The remainder of such Depositary Shares were either redeemed or converted into Common Stock in June 1996. As a result of the foregoing, the Company reduced its outstanding indebtedness and the aggregate liquidation preference of preferred stock outstanding by approximately $51 million, increased shareholders' equity by approximately $12 million, reduced annual interest payments by $1.1 million and eliminated annual preferred stock dividend obligations of $3.1 million.

     The Company's products are sold in over 50 countries worldwide. In general, the Company sells its products directly to retailers in the United States and to toy distributors outside the United States. Approximately one-third of the Company's revenues are generated from sales of its products outside of the United States. Although the Company sells approximately one-half of its unit volume outside the United States, its sales revenue and gross margins are lower on its international sales because international prices are lower as the distributor is responsible for the cost of importing, promoting and reselling the product and takes ownership and risk of loss on the product at the time of delivery in Hong Kong or other Far East locations. Accordingly, because of the different pricing between the products sold in the U.S. and internationally, the mix of sales between U.S. and international customers will affect the revenues and gross margins of the Company. While the Company has historically realized lower gross margins on international sales of its toys, the operating expenses associated with those international sales are typically less than the operating expenses associated with domestic sales.


     Revenues are recognized as product is shipped. The Company provides reserves for defective returns and other allowances at the time of shipment as a percentage of sales, based upon historical experience.


     Transactions involving Galco, which were in Hong Kong dollars, have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ('SFAS') No. 52, Foreign Currency Translation. All asset and liability accounts of Galco have been translated using rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average of exchange rates in effect during the year. Gains or losses from foreign currency translation adjustments are charged or credited directly to a separate component of shareholders' equity.

     Costs incurred for tooling and package design are deferred and amortized over the expected lives of the products, which typically range from one to two years.

  Results of Operations



     The following table sets forth certain operating data (as a percentage of the Company's net revenues) for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996:



                                       YEAR ENDED                          NINE MONTHS
                                      DECEMBER 31,                     ENDED SEPTEMBER 30,
                                 -----------------------    ------------------------------------------
                                 1993     1994     1995            1995                   1996
                                 -----    -----    -----    -------------------    -------------------
Net revenues..................   100.0%   100.0%   100.0%          100.0%                 100.0%
Cost of products sold.........    56.0     53.2     54.9            60.6                   53.1
                                 -----    -----    -----          ------                 ------
Gross margin..................    44.0     46.8     45.1            39.4                   46.9
Advertising and promotion
  expenses....................    17.5     17.1     14.2            13.0                   13.4
Other selling and
  administrative expenses.....    16.4     12.8     14.0            13.7                   13.5
Royalties, research and
  development expenses........    14.0     11.7     11.0            12.2                   14.6
Variable stock option plan
  expenses....................     3.0       --       --              --                     --
                                 -----    -----    -----          ------                 ------
Earnings (loss) from
  operations..................    (6.9)     5.2      5.9             0.5                    5.4
Net proceeds from Nintendo
  award.......................      --      6.8       --              --                     --
Interest expense..............    (1.3)    (1.5)    (1.5)           (1.7)                  (1.5)
Other income, net.............     0.1      0.2      0.2             0.2                    0.1
Provision for income taxes....      --     (0.4)    (0.3)             --                   (0.8)
                                 -----    -----    -----          ------                 ------
Net earnings (loss)...........    (8.1)%   10.3%     4.3%           (1.0)%                  3.2%
                                 -----    -----    -----          ------                 ------
                                 -----    -----    -----          ------                 ------


     Net earnings (loss) have been affected by certain unusual, non-recurring items. A comparison of the net earnings (loss) per common share and the net earnings (loss) per common share adjusted to exclude unusual items is set forth below.


                                                                                   NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                           --------------------------    --------------------------------------
                                            1993      1994      1995           1995                 1996
                                           ------    ------    ------    -----------------    -----------------

Net earnings (loss) per common share on
  a primary basis, as reported..........   $(1.47)   $ 1.51    $ 0.60         $ (0.37)             $ (1.38)
Net earnings (loss) per common share on
  a primary basis, adjusted to exclude
  unusual items.........................   $(1.05)   $ 0.34    $ 0.60         $ (0.37)             $  0.38


     The unusual items excluded are as follows: (i) variable stock option plan expense of $4,046 in 1993, (ii) net proceeds from Nintendo award of $11,810 (after taxes) in 1994, and (iii) a one-time charge related to the exchange of preferred stock for Common Stock of $24,279 in 1996.

  Nine Months Ended September 30, 1996 and 1995



     Net revenues increased 28% to $175.3 million in the nine months ended September 30, 1996 as compared to $137.1 million in the nine months ended September 30, 1995. The growth in net sales in the first nine months of 1996 was attributable to domestic sales which increased 52%, rising to $110.9 million. International sales increased slightly to $64.4 million, reflecting slower first quarter sales prior to the second and third quarter recovery that led to record international sales in each of these quarters.



     The Company's worldwide sales of boys' toys increased 59% in the first nine months of 1996 as compared to the first nine months of 1995. The growth in net sales of boys' toys for the nine months ended September 30, 1996 was primarily attributable to the following: (i) worldwide sales of Micro Machines, led by the recently introduced Star Wars Action Fleet, an extensive line of Star Wars vehicles, playsets and miniature action figures, increased by 40% versus the comparable period from the previous year, (ii) in March 1996, the Company initiated sales of Dragon Flyz, a line of flying articulated action figures plus vehicles and accessories and in June 1996, the Company initiated sales of Jonny Quest, a line of vehicles and miniature figures based on characters from the TV show. This increase was partially offset by the anticipated decrease in international sales of boys' toys based on Biker Mice from Mars.



     The Company's worldwide sales of girls' toys decreased 3% for the nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995. A decrease in the sales of Sky Dancers and My Pretty Doll House was partially offset by an increase generated by the new Pound Puppies line.




     Gross margins were $82.2 million in the first nine months of 1996, an increase of $28.2 million from the first nine months of 1995. This increase was due to higher sales volume and an increase in the gross margin rate to 46.9% in the first nine months of 1996 from 39.4% in the first nine months of 1995. The increase in the gross margin rate was attributable to the following: (i) economies of scale associated with the efficient utilization of tooling, (ii) reduced product costs, (iii) a change in product mix, and (iv) a different mix of sales between domestic and international markets. The Company's gross margin rate on domestic sales is significantly greater than foreign sales because the Company's prices on foreign sales are lower than on domestic sales as the foreign customer is responsible for the cost of importing and promoting the products. To improve the matching of costs and revenues, in January 1996, the Company revised the timing of its amortization of tooling and packaging design costs. These costs are now being amortized on a percentage of annual sales basis rather than the previous straight-line basis. This change also contributed approximately $0.9 million to gross margin for the nine months ended September 30, 1996. This amount will reverse in the fourth quarter of the year.



     Advertising and promotion expenses were $23.5 million, or 13.4% of net revenues, for the nine months ended September 30, 1996, as compared to $17.7 million, or 13.0% of net revenues, in the same period of 1995. The higher expenses were primarily a result of a planned increase in domestic television advertising expenses and the higher percentage relates to the different mix of domestic and international sales.



     Other selling and administrative expenses were $23.7 million for the nine months ended September 30, 1996, as compared to $18.7 million in the nine months ended September 30, 1995. These expenses for the nine months ended September 30, 1996 included $0.5 million of net additional expense resulting from (1) the estimated net cost to the Company of an adverse judgment in a lawsuit, (2) recoveries received by the Company in settlement of a claim for damages, and (3) legal expenses incurred in connection with such lawsuit and claim. Additionally, the Company incurred higher planned personnel costs during the nine months ended September 30, 1996.



     Royalties, research and development expenses were $25.6 million for the nine months ended September 30, 1996, as compared to $16.8 million in the nine months ended September 30, 1995. The increase was due to higher royalty expenses associated with increased sales volume and the write-off of royalty advances associated with discontinued products as well as increased research and development expenses associated with the expansion of the Company's lines of toys.



     Interest expense was $2.7 million for the nine months ended September 30, 1996, as compared to $2.4 million in the nine months ended September 30, 1995.

The increase was due primarily to higher average borrowings outstanding during the nine month period partially offset by a lower average interest rate and the retirement of the Debentures.



     The income tax provision reflects the quarterly application of the estimated annual rate based on the projected full year earnings and includes the effect of the utilization of net operating loss carryforwards and federal tax credits. At December 31, 1995, the Company had net operating loss carryforwards of approximately $7.3 million and unused federal tax credits of approximately $1.8 million available to reduce taxes in future periods.

  Years Ended December 31, 1995 and 1994

     Net revenues in 1995 were $220.0 million which represented a 23% increase from 1994 net revenues of $178.8 million. The strong sales growth for 1995 was attributable to two principal factors: (i) record international sales of $80.7 million, an increase of 35% from 1994, and (ii) an increase in worldwide sales of girls' toys by more than 500% to $88.0 million, which represented 40% of net revenues as compared to only 8% of net revenues in 1994. The girls' toys line increase was due to the introduction of the popular Sky Dancers flying dolls and the My Pretty DollHouse line of miniature houses and accessories.

     The Company's boys' toys business declined 22% in 1995 as compared to 1994 as a result of the discontinuance of the Biker Mice from Mars line to domestic retailers and a decline in consumer demand for the Z-Bots and Power Rangers segments of Micro Machines. The Company had anticipated such discontinuance of and sales declines in these products. However, the Company's worldwide Micro Machines sales in 1995, excluding Z-Bots and Power Rangers, grew by 15% over 1994. Micro Machines, through the fourth quarter of 1995, had twelve consecutive quarters of U.S retail sales growth.

     Gross margin was $99.2 million in 1995, an increase of 18.6% or $15.6 million from 1994. The increase was due to higher sales volume offset slightly by a lower gross margin rate. The gross margin rate decreased to 45.1% in 1995 from 46.8% in 1994 due mainly to three factors. First, tooling and packaging design costs were a higher percentage of net revenues in 1995 as compared to 1994 in support of the Company's expanded product line. Second, international sales as a percentage of worldwide revenues were higher in 1995 compared to 1994. Third, sharp price increases on plastics and packaging materials in the third and fourth quarters of 1995 occurred too late in the year for the Company to pass such increases on to its customers. The reduced gross margin rate was partially offset by the elimination of duty on toys imported into the United States from China.

     Advertising and promotion expenses were $31.2 million or 14.2% of net revenues in 1995 as compared to $30.6 million or 17.1% of net revenues in 1994. The decrease in advertising and promotion expenses as a percentage of net revenues was a result of higher marketing efficiencies domestically, coupled with the effects of the higher sales growth rate internationally where the Company's distributors absorb their own advertising costs. Other selling and administrative expenses were $30.8 million in 1995 as compared to $23.0 million in 1994. The increase in expenses was due mainly to higher planned personnel costs as a result of the Company's growth and product line expansion, higher freight costs, and higher legal expenses. Royalties, research and development expenses increased to $24.2 million in 1995 as compared to $20.8 million in 1994. The increase in 1995 was due to higher royalty expenses associated with increased sales volume as well as increased research and development expenses due to expansion of the number of product lines. Although total operating expenses increased by $11.9 million in 1995 as compared to 1994, operating expenses as a percentage of net revenues declined to 39.2% in 1995 from 41.6% in 1994.

     Earnings from operations were $13.0 million, an increase of 39% from 1994 earnings from operations of $9.3 million, reflecting the growth of net revenues of 23% and lower operating expenses as a percentage of net revenues.

     In 1994, the net proceeds of $12.1 million from the Nintendo award represents the receipt of the Company's share of proceeds from its litigation with Nintendo of America, Inc. The amount was reflected in 1994 results and had no impact on 1995 results.

     Interest expense was $3.4 million in 1995 as compared to $2.6 million in 1994. The increase was due primarily to higher average borrowings needed to fund working capital to support higher sales, offset by a slightly lower interest rate in 1995 as compared to 1994 on the Company's revolving credit facility.

     Income tax expense for 1995 and 1994 includes provisions for federal, state and foreign income taxes, after taking into account the available net operating loss carryforwards from prior years. At December 31, 1995, the Company has federal net operating loss carryforwards of approximately $7.3 million and unused federal tax credits of approximately $1.8 million available to reduce taxes in future periods.

  Years Ended December 31, 1994 and 1993

     Net revenues, including both toy sales and sales of the Game Genie video game enhancer, were $178.8 million in 1994, which represented a 33% increase from net revenues of $134.3 million in 1993. Worldwide toy sales increased 72% in 1994 as compared to 1993 with domestic toy sales increasing 103% and international toy sales increasing 33% during such period.

     In 1994, sales of Micro Machines products grew significantly for the second consecutive year. Net sales in 1994 climbed to $113.0 million, a 59% increase over 1993 levels. Much of the growth in the Micro Machines line was attributable to licensed products such as Star Wars, Star Trek and Power Rangers. The Company's Biker Mice From Mars action figures, introduced in late 1993, generated 1994 sales of $41.4 million as compared to

$4.3 million in 1993. In addition, shipments of two new product lines late in 1994, Sky Dancers, a flying doll, and My Pretty DollHouse, generated sales of $3.3 million and $3.0 million, respectively. Game Genie sales were $4.2 million in 1994 as compared to $32.8 million in 1993. This decrease in Game Genie sales reflected the normal maturity cycle for such products and such decline was expected.

     Gross margin totaled $83.6 million in 1994, an increase of $24.4 million or 41.3% from 1993. This increase was due to higher sales volume and a higher gross margin rate. The gross margin rate improved to 46.8% in 1994 from 44.0% in 1993 due to three factors. First, the international gross margin rate was higher due to a change in product mix. Second, the percentage of U.S. sales to worldwide sales was greater. Third, while tooling, packaging design and other costs in the aggregate were higher in 1994 compared to 1993, they were lower as a percentage of sales in 1994 compared to 1993.

     Advertising and promotion expenses were $30.6 million or 17.1% of net revenues in 1994 compared to $23.5 million or 17.5% of net revenues in 1993. The higher expenses were primarily a result of an increase in planned domestic television advertising expense in connection with the Company's expanded product lines. Other selling and administrative expenses were $23.0 million in 1994 compared to $22.0 million in 1993. This increase was due mainly to incentive compensation which was reinstated based on the Company's 1994 performance. Royalties, research and development expenses were $20.8 million in 1994 as compared to $18.8 million in 1993. This increase was due to higher royalty expenses associated with increased sales volume.

     The $4.0 million expense in 1993 related to the variable stock option plan was a one-time charge.

     Although total operating expenses (excluding the expenses related to the variable stock option plan) increased by $10.0 million in 1994 as compared to 1993, operating expenses as a percentage of net revenues declined from 47.9% in 1993 to 41.6% in 1994.

     Earnings from operations were $9.3 million in 1994 as compared to a loss of $9.2 million in 1993, reflecting the growth of net revenues of 33%, the increased gross profit rate and lower operating expenses as a percent of revenues.

     In 1994, the net proceeds of $12.1 million from the Nintendo award represents the receipt of the Company's share of proceeds from its litigation with Nintendo. This amount was reflected in 1994 results and had no impact on 1993 results.

     Interest expense in 1994 was $2.6 million compared to $1.8 million in 1993. Of such increase, $1.0 million was due to the Company's Debentures being outstanding for the full year compared to being outstanding for less than two months in 1993. Interest was reduced by lower average borrowings under the Company's line of credit in 1994, although interest rates were higher.

     The income tax expense for 1994 includes provisions for federal, state and foreign income taxes, after taking into account the available net operating loss carryforwards from prior years. In 1993, the tax provision represented only foreign income taxes as there was no taxable U.S. income. At December 31, 1994, the Company had federal net operating loss carryforwards of approximately $11.5 million and unused federal tax credits of approximately $1.7 million available to reduce taxes in future periods.

  Liquidity, Financial Resources and Capital Expenditures

     Demand for the Company's products is greatest in the third and fourth quarters of the year. As a result collections of accounts typically peak in the fourth quarter and early first quarter of the following year. Due to the seasonality of its revenues and collections, the Company's working capital requirements fluctuate significantly during the year. The Company's seasonal financing requirements are usually highest during the fourth quarter of each calendar year.


     On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the 'Credit Agreement') with Congress Financial Corporation (Central) (the 'Lender'). The Credit Agreement extends through March 31, 1997 and provides a revolving line of credit of $40 million secured by substantially all the assets of the Company, with provision to increase the line to $60 million at the option of the Company. Borrowing availability is determined by a formula based on qualified assets. Borrowings under the Credit Agreement are secured by a lien on substantially all of the assets of the Company. The annual interest rate is equal to the prime rate of CoreStates Bank N.A. as announced from time to time plus 1%. At September 30, 1996, approximately $44.0 million was outstanding and $16.0 million was available to borrow under the Credit Agreement. The Company intends to use a portion of the proceeds of this offering to repay amounts outstanding under the Credit Agreement. However, the Company does not intend to reduce the availability under the Credit Agreement and may, from time to time, reborrow amounts available under the Credit Agreement for working capital and general corporate purposes. See 'Use of Proceeds.' Upon the expiration of the Credit Agreement, the Company intends to replace the Credit Agreement with a new credit facility.

     During 1995, the Company used $7.1 million of cash in its operating activities. This resulted primarily from a $10.5 million increase in accounts receivable due to increased sales and to a $4.9 million increase in prepaid expenses reflecting advances made to licensors of future products.


     During the nine months ended September 30, 1996, the Company used $26.2 million of cash in its operating activities. This usage resulted from increases in accounts receivable, inventories, tooling and related costs, and prepaid expenses and other assets, offset by net earnings and increases in accounts payable, accrued expenses and income taxes payable. These changes reflect the Company's normal seasonal pattern and the increase in sales volume.




     Working capital was $56.5 million at September 30, 1996 compared to $50.5 million at September 30, 1995 and $54.7 million at December 31, 1995 compared to $53.2 million at December 31, 1994. The ratio of current assets to current liabilities was 1.6 to 1.0 at September 30, 1996 compared to 1.9 to 1.0 at September 30, 1995 and 2.1 to 1.0 at December 31, 1995 compared to 2.4 to 1.0 at December 31, 1994.



     Capital expenditures for 1995 were approximately $1.0 million. The Company had no material commitments for capital expenditures at September 30, 1996. However, the Company expects that total capital expenditures for 1996 will be approximately twice the 1995 amount.


     The Company believes that its cash flow from operations, cash on hand and borrowings under the Credit Agreement, together with the net proceeds to the Company from this offering, will be sufficient to meet its working capital and capital expenditure requirements and provide the Company with adequate liquidity to meet its anticipated operating needs for the foreseeable future. However, the financing of any significant future product or property acquisitions (including up-front licensing payments), may require additional debt or equity financing.

     The Company plans to aggressively pursue the renewal and extension of its current Star Wars license as well as licenses in connection with the release of the new Star Wars trilogy in 1999. See 'Business--Licensing Strategy.' If the Company is successful in extending its current license and adding new licenses for additional Star Wars product lines, the Company may need significant additional capital to pay for such license rights as well as to finance expenditures to support new Star Wars product lines. The Company is currently exploring various means of obtaining additional financing, if necessary, to support the expansion of its Star Wars license, which may include the potential issuance of additional common stock or other equity or debt securities and debt instruments. There can be no assurance that the Company will be successful in extending or adding to its current Star Wars license or that the Company will be able to obtain such additional financing on commercially reasonable terms or at all.

  Recent Accounting Pronouncement

     The FASB issued a new standard, SFAS No. 123, 'Accounting for Stock-Based Compensation,' which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, 'Accounting for Stock Issued to Employees.' Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company has determined to continue to account for stock options using APB Opinion 25 and will make required pro forma disclosures in the notes to its consolidated financial statements. The Company will be required to adopt the new standard for the year ending December 31, 1996.

  Impact of Inflation

     The cost of the Company's operations is influenced to the extent of any price increases in the cost of raw materials. In management's opinion, other than the sharp increases in prices of plastics and packaging materials experienced in the third and fourth quarters of 1995, general inflation did not have a material impact on the Company's business in 1995. The Company did not implement any substantial price increases in 1995 or 1994 on continuing product lines.

                                    BUSINESS

     The following 'Business' section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled 'Risk Factors' and elsewhere in this Prospectus.

GENERAL


     Founded in 1957, the Company is a leading international toy company that designs, develops, markets and sells a variety of high-quality toy products in an expanding number of product categories. The Company believes it is a leading innovator in the toy industry as evidenced by: its award-winning Sky Dancers, the world's first flying doll, introduced in late 1994; its Double Takes line of Micro Machines transforming playsets, introduced in 1995; its line of Star Wars Action Fleet toys representing a new scale in the male action category; and Dragon Flyz, the world's first fully articulated flying male action figure. The Company's Micro Machines line, introduced in 1987, is the most comprehensive line of miniature scale play for boys in the United States, embracing traditional vehicle, military and male action play patterns. The Company's Sky Dancers line has been the number-one selling mini-doll in the United States in 1995 and 1996, and Dragon Flyz became the second best selling male action assortment in the United States within weeks of its national introduction in June.


     The Company's 1996 product offerings consist of six product lines: Micro Machines, Star Wars Action Fleet, Dragon Flyz, Jonny Quest, Sky Dancers, and Pound Puppies. In addition to extensions of these product lines, the Company's 1997 product offerings are expected to include new product lines based on three entertainment properties: Men In Black, a new science fiction adventure comedy film scheduled to be released by Sony in the summer of 1997; Starship Troopers, a new science fiction adventure film scheduled to be released by Sony in the summer of 1997; and Anastasia, a new animated film scheduled to be released by Fox in the fall of 1997. In connection with the scheduled re-release of the Star

Wars movie trilogy in early 1997, the Company plans to introduce new Star Wars Micro Machines and Action Fleet toys. In addition, the Company intends to aggressively pursue licensing rights in connection with the release of the new Star Wars movie trilogy scheduled to start in 1999.

     The Company's products are sold in more than 50 countries worldwide. These products are principally sold direct to retailers in the United States and to toy distributors outside of the United States. Since 1993, the Company's revenues have grown approximately 64% from approximately $134 million in 1993 to approximately $220 million in 1995. In 1995, approximately one-third of the Company's revenues were derived from international sales which have increased by approximately 77% since 1993.

     Although the Company's sales have increased significantly since 1993, its market share in 1995 was only approximately one percent of the total $13.4 billion U.S. wholesale toy shipments and, therefore, management believes there is substantial opportunity for continued growth. The recent consolidations among both toy companies and toy retailers have also provided increased growth opportunities for the Company. The Company believes that the consolidation of the industry into a smaller group of larger toy companies combined with the Company's proven success in developing and marketing licensed products make the Company a relatively more attractive licensee to toy inventors and other licensors. In addition, as a result of industry concentration, the Company has become a relatively more attractive supplier to retailers that do not wish to be dependent on a few dominant toy companies. Toy retailer concentration has also been advantageous to the Company as it has reduced the need to support a large, expensive sales and distribution organization to service numerous small customers. This also enables the Company to ship product, manage account relationships and track retail sales as effectively as much larger competitors.

INDUSTRY OVERVIEW

     According to the Toy Manufacturers of America, Inc. ('TMA'), an industry trade group, total domestic shipments of toys, excluding video games and accessories, were approximately $13.4 billion in 1995. According to the TMA, the United States is the world's largest toy market, followed by Japan and Western Europe. The Company estimates that the two largest U.S. toy companies, Mattel and Hasbro, collectively hold a dominant share of the domestic non-video toy market. In addition, hundreds of smaller companies compete in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines and the marketing and distribution of toy products.

     A substantial majority of the toys sold in the U.S. are manufactured, either in whole or in part, overseas where labor rates are comparatively low. The largest foreign producer markets are China and, to a lesser extent, other countries in the Far East.

     Toy manufacturers sell their products either directly to retailers, or to wholesalers who carry the product lines of many manufacturers. Retail toy sales have become increasingly concentrated through a small number of large chains, such as Toys 'R' Us, Inc. ('Toys 'R' Us'), Wal-Mart Stores, Inc. ('Wal-Mart'), Kmart Corporation, Target Stores, Inc., a division of Dayton-Hudson Corp., and Kaybee Toys, Inc., a division of Consolidated Stores Inc., which generally feature a large selection of toys, some at discount prices, and seek to maintain lean inventories to reduce their own inventory risk. According to the TMA, the top five U.S. toy retailers collectively hold more than half of the retail domestic market for toy sales, and their collective market share has grown in recent years.

GROWTH STRATEGY

     The Company believes its recent success has left it well positioned for future growth. The key elements of the Company's growth strategy are as follows:

o Build The Company's Core Brand--Micro Machines. The Company seeks to continue expanding its Micro Machines brand as the most comprehensive universe of miniature scale play for boys. The Company intends to accomplish this by extending Micro Machines into additional play patterns, such as the Micro Machines Exploration line (Micro Machines that float in water) for 1997, and to continue acquiring and exploiting new entertainment licenses to keep Micro Machines at the leading edge of boys' play.

o Enter New Product Categories. The Company has entered and intends to continue to enter into new toy categories. Entering 1993, the Company competed primarily in only one category of the toy industry (excluding video games)--miniature vehicles, which generated approximately $240 million of total U.S. wholesale toy shipments in that year. In 1995, the Company competed in four categories that generated approximately $2.1 billion of the total U.S. wholesale toy shipments. The Company considers entering new categories which have the following characteristics: (i) low barriers to entry such that there is no dominant competitor; and (ii) potential to create product lines that can become multi-year brands based upon collectibility and thematic extendability. The Company believes that developing product lines with multi-year lives helps sustain growth rates because each year's new product introductions add to a continuing base of multi-year products instead of merely replacing the sales volume lost as each of the previous year's product life cycles come to an end. In addition, management believes that there is significant potential for future product innovation, and intends to aggressively develop new products and product line extensions. As a result, the Company intends to continue to make significant investments in new products and product development.

o Expand Profit Margins On Rising Sales. A key goal of the Company is to expand profit margins while continuing to increase sales, thereby increasing the rate of profit growth faster than the rate of sales growth. The Company seeks to increase profit margins by: (i) increasing gross margins; (ii) achieving economies of scale on increasing sales volume thereby reducing operating expenses as a percent of sales; and (iii) leveraging its investments in product development, tooling and marketing over the longer life spans of its multi-year brands. In addition, the Company plans to leverage its relationships with key manufacturers to increase efficiency and reduce costs. For example, the Company increasingly allows its key manufacturers to participate in the design and engineering process for its products allowing the Company to reduce the lead time to develop and deliver new products and enabling the Company's development personnel to concentrate more on developing new product concepts rather than design and engineering.

o Develop Strategic Alliances With Major Content Providers. Over the past three years, the Company has developed important relationships with four major entertainment companies, Lucasfilm, Fox, Sony and Turner, which have licensed to the Company rights to make toys based on certain of their properties. The Company intends to continue to aggressively pursue opportunities to expand its relationships with these entertainment companies and to form additional alliances with other entertainment companies in order to assure access to a continuous flow of quality entertainment properties that have potential to generate successful toy product lines. The Company's first major entertainment alliance was initiated in 1992 with Lucasfilm to give the Company the right to use the popular Star Wars trilogy in certain of its product lines. Subsequently, the Company has entered into important alliances with Fox, to obtain exclusive worldwide first rights to licensed toys based on all Fox theatrical and television properties (excluding the Fox Children's Network) to 2004 (inclusive of renewal rights) and Turner with respect to the worldwide master toy license for The Real Adventures of Jonny Quest. In 1996, the Company entered into agreements with Sony with respect to licenses for two Sony properties, Starship Troopers, produced by TriStar Pictures and Walt Disney Motion Picture Group, and Men in Black, produced by Columbia Pictures and Amblin Entertainment. The Company's 1997 product offerings are expected to include products based on each of the entertainment properties referred to above. See '--Licensing Strategy.'

o Leverage International Distribution Networks. Management believes that markets outside the United States, including Western Europe and Japan in particular, present significant continuing growth opportunities for the Company. The Company's products are sold in over 50 countries worldwide and the Company believes that it has one of the leading international presences among U.S. toy companies. Unlike many of its major U.S. competitors, the Company sells its products internationally through a network of leading distributors in their respective markets. The Company believes it has developed strong relationships with its key distributors outside of the United States and such distributors have a good reputation in, and knowledge of, the markets they serve. The Company believes that the success of its products in foreign markets continues to bolster distributor confidence in the marketability of the Company's products, resulting in a greater commitment by the distributors to the Company's products, and, in turn, greater sales for the Company. In addition, the Company believes that it has significantly reduced many of the risks associated with international sales by dealing with a variety of leading toy distributors in certain of its markets, requiring the Company's distributors to promote the Company's products in their markets and bear the costs of such promotion, requiring the Company's distributors to pay for the Company's products through letters of credit and requiring the distributors to bear the cost of transportation as well as the risk of damage or loss upon delivery to the distributors from the Far East. While Europe has traditionally accounted for the highest percentage of the Company's international sales, the Company continues to build its worldwide network and has seen growth in new markets such as Mexico and Latin America, the Pacific Rim and the Middle East. In addition, management believes that the international expansion of certain major U.S. toy retailers offers opportunities for the Company to leverage its existing relationships with such retailers.

     There can be no assurance that the Company will be able to implement all or any part of its growth strategy or, if the Company is able to implement such strategy, that it will be successful. For a discussion of important factors that could affect the Company's ability to successfully implement its strategy in the future, see 'Risk Factors.'

PRODUCTS

     The Company's 1996 product offerings consist of six product lines: Micro Machines, Star Wars Action Fleet, Dragon Flyz, Jonny Quest, Sky Dancers, and Pound Puppies. In addition to extensions of its current product lines, the Company's 1997 product offerings are expected to include new product lines based on three entertainment properties: Men In Black, a new science fiction adventure comedy film scheduled to be released by Sony in the summer of 1997; Starship Troopers, a new science fiction adventure film scheduled to be released by Sony in the summer of 1997; and Anastasia, a new animated film that is scheduled to be released by Fox in the fall of 1997. In connection with the re-release of the Star Wars movie trilogy scheduled for February 1997, the Company is also planning to introduce new Micro Machines and Action Fleet vehicles based on its Star Wars license.

     The following chart sets forth the Company's product lines for 1996 and proposed product lines for 1997:


CATEGORIES                                                       PRODUCTS
                                           1996                                            1997
                      ----------------------------------------------  ----------------------------------------------
BOYS
Micro Machines Scale  Basic (Collections, Playsets, Double Takes      Basic (Collections, 10th Year Collections,
                      Playsets)                                       Playsets, Double Takes Playsets, DOUBLE Double
                                                                      Takes)

                      Exploration (Sea Collection)                    Exploration (Sea Collection, Low Priced
                                                                      Playsets, DOUBLE Double Takes Playsets)

                      Military (Collections, Playsets, Double Takes   Military (Collections, Playsets, Double Takes
                      Playset)                                        Playsets, DOUBLE Double Takes Playsets)


                      Jonny Quest (Collections, Playsets)             Jonny Quest (Collections, Playsets)

                      Action (Collections, James Bond 007, Indiana    Action (Predator, Terminator 2, Star Trek)
                      Jones, Aliens and Predators)

                      Space (Star Trek, Babylon 5, Aliens and         Space (Vehicle Collections, Playset)
                      Predator)
                                                                      Racing Licenses (Indianapolis 500, U.S.A.
                                                                      500).

                      Star Wars (Collections, Droids, X-Ray Fleet,    Star Wars (Collections, Figure Collections,
                      Shadows of the Empire, Playsets, Transforming   Figure Heads with Figure, Epic Collections
                      Action Sets)                                    with Vehicles and Figures, X-Ray Fleet, 20th
                                                                      Anniversary Die Cast Vehicles, Adventure Gear;
                                                                      Transforming Action Sets, Double Takes
                                                                      Playset)

                                                                      Men in Black

                                                                      Starship Troopers

Action Fleet          Star Wars (Battle Packs Vehicle with Figures,   Star Wars (Battle Packs, Vehicle Collections,
                      Ice Planet Hoth Playset, The Death Star         Imperial/Rebel Flight Controller, Series X
                      Playset)                                        Prototype Vehicles, Hoth/Death Star/Yavin
                                                                      Playsets)

                                                                      Starship Troopers (Battle Packs, Vehicle/Bug
                                                                      Collections, Tethered RC Bug/Drop Ship)

                                                                      Aliens and Predators

Male Action Figures   Dragon Flyz (Assortment, Figure, Gremwing,      Dragon Flyz (F.I.S.T. Force Figures,
                      Dragon Launcher)                                Assortment, Sky Dragons Assortments, Gremwing,
                                                                      Battle Blazers, Deluxe Raptor, Doomfrye
                                                                      Deluxe)

                      Jonny Quest (Assortment, Figure with Vehicle,   Jonny Quest (Real World, Deluxe QuestWorld,
                      Rover and Porpoise Sub, Cybercopter)            Aerohawk, Wave Ranger, Ice Runner, Quest
                                                                      Rover/Quest Porpoise; Quest Cyber Gyrobug,
                                                                      Quest Race Car; QuestWorld Cybercopter, Shadow
                                                                      Slayer)

                                                                      Men in Black (Figures, Alien Figures, Edgar
                                                                      with Kay, Van Figure, LTD Electric Vehicle,
                                                                      Tethered RC, Playset)

                                                                      Starship Troopers

GIRLS
Mini Dolls            Sky Dancers                                     Sky Dancers
                      Fairy Flyers (Doll, Doll and Animal, Carousel)  Pretty Scent
                      Basic Sky Dancers (Doll, Bent Leg, Magic        Sky Dancers Animated Adventures
                      Swan/Pegasus Flying Princess, Assortment)       Flying Fairy Tales

                      Pretty Lights (Doll, Multiple Doll)             Sparkle Dome

                                                                      Anastasia

Plush Toys            Pound Puppies                                   Pound Puppies
                      Puppies or Pur-r-ries                           Pure Breds--Puppies or Kittens
                      Wrinkle Pup                                     Pound Bunnies
                      Mommy and Pups/Kitties                          Mom & Babies
                      Brush'n Style Puppy                             Feature Puppies (Wiggle'n Walk, Fashion,
                                                                      Brush'n Style)

Fashion Dolls                                                         Anastasia

BOYS' PRODUCTS

o  MICRO MACHINES

   Now in its ninth year, the Micro Machines line is the most comprehensive line of miniature scale play for boys in the United States, embracing traditional vehicle, military and male action play patterns. The Company continues to grow and expand its segments of Micro Machines miniature vehicles (1/100 scale), figures, playsets and accessories. Additions to the basic, space, military and licensed segments have created more than 40 playsets, 500 vehicles and 130 collections for 1996. Enhanced by the introduction of innovative new segments, such as Double Takes, a transforming playset featuring two action play environments in one toy, and Exploration, Micro Machines that float in water, the 1996 line presents the most comprehensive universe of miniature play for children in the brand's history. Micro Machines also features products based on the popular Star Wars trilogy. Other Micro Machines licensed properties include Star Trek, Aliens, Indiana Jones and Predator.

o  ACTION FLEET

   In 1996, the Company introduced Action Fleet, an innovative scale segment of vehicles, figures and playsets that are larger than Micro Machines but less than one-half the size of traditional male action figures. Action Fleet features five-to-seven inch long vehicles and fully poseable one to one and one-half inch tall figures, which are compatible with separate Action Fleet playsets. Based on the successful expansion of the Micro Machines Star Wars brand, the initial introduction of the Action Fleet line consists of vehicles, figures and playsets from the Star Wars movie trilogy.

o  DRAGON FLYZ


   In 1996, the Company also introduced Dragon Flyz, the first poseable flying action figures for boys. Inspired by the Company's successful Sky Dancers flying dolls for girls, this line consists of articulated action figures that fly with the help of special dragon shaped launchers. Dragon Flyz is being supported domestically and internationally by an independently produced animated syndicated television show, which began airing in the U.S. in September 1996. Dragon Flyz became the second best selling male action assortment in the United States within weeks of its national introduction in June.


o  JONNY QUEST


   The Company's Jonny Quest product line, also introduced in 1996, results from the Company's worldwide master toy license with Turner for The Real Adventures of Jonny Quest property. The Real Adventures of Jonny Quest is based on the updated reintroduction of the classic 1960's animated television property from Hanna-Barbera cartoons and Turner. The Company's Jonny Quest product line features both real-world and futuristic, virtual-reality QuestWorld figures and vehicles in both the traditional male action scale and Micro Machines scale. The Real Adventures of Jonny Quest is being advertised across all Turner Broadcasting divisions and has been airing a total of 21 times weekly since September 1996 on Turner Network Television, Turner Broadcasting System and The Cartoon Network.


o  MEN IN BLACK

   In the spring of 1997, the Company plans to introduce new product lines, in both the traditional male action scale and Micro Machines scale, based on the characters in Columbia Pictures' and Amblin Entertainment's science fiction adventure comedy scheduled to be released in the summer of 1997.

o  STARSHIP TROOPERS

   In the spring of 1997, the Company plans to introduce new product lines based on the science fiction adventure Starship Troopers in the Micro Machines scale, Action Fleet scale and male action scale. Starship Troopers, which is being produced under an arrangement between TriStar Pictures and Walt Disney Motion Pictures Group, is expected to be released in the summer of 1997.

GIRLS' PRODUCTS

o  SKY DANCERS

   First introduced in late 1994, the award-winning Sky Dancers line is one of the most successful new girls' toy concepts in recent years and has been the number one selling mini-doll in the United States in 1995 and 1996. Featured on the cover of The New York Times Magazine, the innovative Sky Dancers line of dolls and playsets features the first known girls' doll that flies. These collectible ballerina dolls, created in various themes, fly utilizing a special launcher with pull-cord action. The playsets included Magic Rolling Launchers in the shape of a swan and pegasus. The Sky Dancers flying doll and accessory line has been extended to include new segments, including Pretty Lights with light-up flying dolls and launchers; smaller-size Fairy Flyers flying dolls, pets and Magical Flying Carousel playset; Fairy Tale Couples; and the Flying Princess doll with graceful fluttering wings. Sky Dancers are also featured in a new independently produced animated syndicated television show, which began airing in the U.S. in September 1996.

o  POUND PUPPIES

   In 1996, the Company also reintroduced a small-scale version of Pound Puppies and Pound Pur-r-ries, one of the most successful plush toy lines of the 1980's. The Company has created a new miniature scale and added new themes to expand the line. The Company will also introduce Brush 'n Style, a puppy that has long furry ears that allow little girls to create a variety of 'hair-styles' using the fancy hair accessories that are included with the puppy.

o  ANASTASIA

   In the fall of 1997, the Company plans to introduce a new line of miniature and fashion dolls based on the characters in Anastasia. Anastasia, which will be the first animated film from Fox's The Animation Studio, re-explores the classic legend of the lost princess Anastasia, the surviving daughter of Russia's last Czar and is scheduled for a fall 1997 release.

LICENSING STRATEGY

     The Company produces substantially all of its products under licenses from other parties. Some of these licenses confer rights to exploit original concepts or products developed by toy inventors and designers. Other licenses, referred to as entertainment licenses, permit the Company to design, develop, manufacture and market toys based on characters or properties which have their own popular identity, often through exposure in various media such as television programs, movies, cartoons and books. Normally most entertainment licenses extend for one to three years and are typically renewable at the option of the Company upon payment of certain minimum guaranteed payments or the attainment of certain sales levels during the initial term of the license. Licenses for original ideas from toy inventors or designers typically extend for either a set number of years or the commercial life of the product. The Company typically obtains the domestic and international rights for the licensed products.

     The Company is an active participant in the market for entertainment licenses. A determination to acquire an entertainment license must usually be made before the commercial introduction of the property in which a licensed character or property appears, and these license arrangements usually require the payment of non-refundable advances or guaranteed minimum royalties. Accordingly, the success of an entertainment licensing program is dependent upon the ability of management to assess accurately the future success and popularity of the properties that it is evaluating, to bid for products on a selective basis in accordance with such evaluation, and to capitalize on the properties for which it has obtained licenses in an expeditious manner.

     In October 1992, the Company first obtained a license from Lucasfilm to produce three collections of vehicles based on the Star Wars trilogy. As a result of the Company's continued success with the Star Wars products, Lucasfilm has extended and expanded the Company's right to produce Star Wars toys including the innovative Action Fleet line of vehicles, figures and playsets introduced in 1996. In February 1997, Lucasfilm is scheduled to re-release its classic Star Wars trilogy in theaters across the United States with enhanced digital sound and previously unreleased footage. The Company expects that such re-release may have a positive impact on the sales of its Star Wars products although no assurance can be made that the re-release will occur as scheduled or that it will impact the Company's sales of Star Wars products. The Company's Star Wars license from Lucasfilm expires on December 31, 1997. Although the Company believes its relationship with Lucasfilm is excellent, there can be no assurance that Lucasfilm will choose to renew or extend the Company's Star Wars license. In addition, Lucasfilm currently intends to begin releasing a new Star Wars movie trilogy commencing in 1999. The Company intends to aggressively pursue renewal of its current Star Wars license for 1998 as well as licenses in connection with the release of the new trilogy in 1999. However, if the Company is unable to renew or extend the Star Wars license or if it is unable to renew or extend it for all of the current products lines, the loss of all or part of such license could have a material adverse effect on the business, financial condition and results of operations of the Company. See 'Risk Factors--Licensing and Related Rights' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     As part of its strategic licensing program, the Company has signed an agreement with Fox that gives the Company the exclusive worldwide first rights to license toys based on all new Fox theatrical and television properties (excluding the Fox Children's Network) to the year 2004 (including renewal rights granted to the Company). The agreement fulfills a key growth objective by forming an alliance with a powerful content provider and assures access to a continuous flow of quality entertainment properties from Twentieth-Century Fox Film Corporation, Fox Animation Studios, Twentieth-Century Fox Television, Fox Broadcasting Company, Fox Family Films, Fox 2000 Pictures, and Fox Searchlight Pictures. Pursuant to this agreement, the Company has determined to produce toys based on the full-length animated feature film Anastasia due to be released in the fall of 1997.

     In addition to the Fox agreement, the Company has signed a worldwide master toy license agreement with Turner for The Real Adventures of Jonny Quest and has already begun to ship its Jonny Quest line of action figures and vehicles. The Company has also been awarded the worldwide master toy license by Sony for TriStar Pictures' science fiction adventure Starship Troopers(Trademark), which is being produced under an arrangement between TriStar Pictures and the Walt Disney Motion Pictures Group and is expected to be released in the summer of 1997. In addition, Sony has issued the Company the worldwide master toy license for Columbia Pictures' and Amblin Entertainment's science fiction adventure comedy Men in Black, which is also expected to be released in the summer of 1997. The Company's 1997 product lines are expected to feature products based on the Starship Troopers and Men in Black motion pictures.



     The Company pays royalties to its licensors which typically range from 2% to 16% of net sales. The Company also frequently guarantees payment of a minimum royalty. As of September 30, 1996 minimum future guaranteed payments aggregated approximately $3,876,000. Royalties expense totaled approximately $18,206,000, $16,326,000 and $13,498,000 for the nine months ended September 30, 1996 and in 1995 and 1994, respectively. As a result of increased competition among toy companies for licenses, in certain instances the Company has paid, and may in the future be required to pay, higher royalties and higher minimum guaranteed payments in order to obtain attractive properties for the development of product lines. See 'Risk Factors-- Licensing and Related Rights.'


SALES, MARKETING AND DISTRIBUTION

  Domestic

     The Company markets and sells its products throughout the world, with sales to customers in the United States aggregating 63%, 66% and 66% of consolidated net sales in 1995, 1994 and 1993, respectively.

     The Company sells its products in the United States directly to specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores, variety stores and independent distributors which purchase the products directly from the Company and ship them to retail outlets. In 1995 and 1994, Toys 'R' Us accounted for approximately 20% and 21% of the Company's consolidated net sales, respectively. Wal-Mart accounted for approximately 11% of net sales in 1995.

     The Company has a sales staff of six people, supplemented by several manufacturers' representative organizations in the United States that act as independent contractors. The Company's sales staff and the manufacturers' representatives offer the Company's products through the use of samples and promotional materials at toy shows and by making regular customer sales calls. The Company presents its products directly to key retail accounts. The Company also directly introduces and markets to customers new products and extensions to previously marketed product lines by participating in the major trade shows in New York, Hong Kong and Europe and through the maintenance of a showroom in New York City. Manufacturers' representatives utilized by the Company receive commissions, which were approximately 0.8%, 1.0% and 1.3% of net sales in 1995, 1994 and 1993, respectively.

     The Company utilizes warehouse facilities primarily in Union City, California for storage of its products. Disruptions in shipments from Asia or from the Union City facility could have a material adverse effect on the business, financial condition and results of operations of the Company.

     The Company does not sell its products on consignment and ordinarily accepts returns only for defective merchandise. Returns have historically not been significant. In certain instances, where retailers are unable to resell the quantity of products which they have purchased from the Company, the Company may, in accordance with industry practice, assist retailers in selling such excess inventory by offering credits and other price concessions.

     The Company plans to establish a new subsidiary to design, develop and sell lines of toys that will not be advertised on television by the Company. These products which are known as 'F.O.B.' within the industry will be sold on an international and domestic basis, and will be primarily based on the Company's advertised product lines, including its entertainment licensed products.

  International

     The Company has an extensive international sales program. The Company, in conjunction with its wholly-owned subsidiary Galco International Toys, N.V. ('Galco'), located in Hong Kong, actively sells its products in over 50 countries and sells directly to approximately 60 separate, independent toy distributors, each of which is domiciled in the respective country to which sales are made. While the dollar volume of international sales accounted for approximately one-third of total Company sales in 1995, approximately one-half of all of the Company's toys sold were shipped to countries outside the United States. This is due to the fact that international sale prices to distributors are significantly lower than U.S. domestic sale prices to retail accounts since international distributors are responsible for all importation, warehousing, marketing, promotional and selling related costs.

     The Company believes that it has significantly reduced many of the risks associated with international sales by dealing with leading toy distributors in certain of its markets, requiring the Company's distributors to promote the Company's products in their markets and bear the costs of such promotion, requiring the Company's distributors to pay for the Company's products through letters of credit and requiring the distributors to bear the cost of transportation as well as the risk of damage or loss upon delivery to the distributors in the Far East. The Company's risks are further reduced because its distributors bear the cost and risk of carrying inventory in the Company's products and the credit risk of collecting receivables from their retail customers.

     Sales by the Company to foreign customers are ordinarily denominated in U.S. dollars and, accordingly, the Company's revenues are not affected by fluctuations in monetary exchange rates. However, the value of the U.S. dollar in relation to the value of other currencies of the countries into which the Company's products are sold may have a positive or negative impact on the Company's sales volume over time, depending on the change in relationship of the respective currencies because the Company's products compete with products for which wholesale prices are denominated in the local currency.

ADVERTISING AND PROMOTION

     The Company's advertising and promotion expenses are significant. Although a portion of the Company's advertising budget is expended for newspaper advertising, magazine advertising, catalogs and other promotional materials, the Company allocates the bulk of its advertising budget to television. As is common practice in the toy industry, the Company advertises on national network, syndicated, cable and local spot television. The Company often pre-tests advertisements to evaluate their effectiveness on the target market. The bulk of the Company's advertising and promotions occur in the early spring leading up to Easter and the fall season leading up to Christmas. The Company's retail customers also provide advertising for the Company's products and may, from time to time, receive a credit allowance in connection with such advertising. With respect to entertainment licenses, the Company believes it benefits from advertising and promotion from the major studios with respect to their entertainment properties and their promotion tie-ins.

RESEARCH AND DEVELOPMENT

     The Company employs its own designers and engineers and also utilizes the services of independent designers and engineers on an ongoing basis. The Company presents its designers with toy concepts licensed or, to a lesser extent, originated by it, and the designers create renderings of the proposed product. Designs are then presented to the Company's engineers, who, using the renderings, perform mechanical drawings and engineering services and create prototypes for new products. Prototypes for proposed products are continuously reviewed by the Company's management, including representatives of marketing, sales and manufacturing, prior to final acceptance. Character licensors usually retain the right to approve the products being marketed by the Company.


     The Company spent approximately $7,886,000, $7,288,000 and $7,451,000 on research and development activities in 1995, 1994 and 1993, respectively, and $7,393,000 in the first nine months of 1996, in each case exclusive of amounts paid to certain inventors and designers who receive royalties as licensors. Such amounts do not include approximately $12,388,000, $7,149,000 and $4,502,000 incurred in 1995, 1994, 1993, respectively, and $7,100,000 incurred in the first nine months of 1996 for tooling and package design.


MANUFACTURING

     The Company's products are manufactured to its specifications by nonaffiliated third party manufacturers, usually located in the Far East. Over 80% of the Company's products were produced in China in 1995. See 'Risk Factors--Foreign Operations.' These manufacturers are responsible for all aspects of the production of the Company's products in accordance with Company product specifications.

     The Company's manufacturing is currently performed by 21 manufacturers, some of whom derive a substantial percentage of their business from the Company. During the last four years, the Company has reduced the number of its manufacturers and concentrated its sourcing of products from a limited number of high quality manufacturers. In 1995, four companies manufactured approximately 88% of the Company's products and a single group, Harbour Ring, produced approximately 60% of the Company's products. The Company believes that its relationships with Harbour Ring and its other key manufacturers are excellent.

It is anticipated in 1996 that manufacturers' production will be similarly concentrated as in 1995. See 'Risk Factors--Dependence on Key Manufacturers.'

     The Company, through its wholly-owned subsidiary Galco, maintains close contact with the Company's manufacturers and subcontractors and monitors the quality of the products produced. Galco's employees arrange with manufacturers for the production, shipment and delivery of products, monitor the quality of the products produced, and undertake certain elements of the design and development of new products. Decisions related to the choice of manufacturer are based on price, quality of merchandise, reliability and the ability of a manufacturer to meet the Company's timing requirements for delivery. Generally, tooling is owned by the Company but may be utilized by different manufacturers if the need arises for alternate sources of production.

     The Company does not carry insurance for political or economic unrest or disruption for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruption would depend on several factors, including, but not limited to, the nature, extent and location of such unrest or disruption and the Company's ability to: (i) procure alternative manufacturing sources outside of the country involved; (ii) retrieve its tooling; (iii) relocate its production in sufficient time to meet demand; and (iv) pass cost increases likely to be incurred as a result of such factors to the Company's customers through product price increases. See 'Risk Factors--Foreign Operations.'

     Transactions in which the Company purchases goods from manufacturers are mostly denominated in Hong Kong dollars and, accordingly, fluctuations in Hong Kong monetary exchange rates may have an impact on cost of goods. However, in recent years, the value of the Hong Kong dollar has had a continuing stable relationship to the value of the U.S. dollar and the Company has not experienced any significant foreign currency fluctuations. Inflationary pressure in China could have an effect on the cost of product sourced from China.

     The principal raw materials used in the production and sale of the Company's products are plastics and paper products. The Company believes that an adequate supply of raw materials used in the manufacture of its products are readily available from existing and alternate sources. See 'Risk Factors--Raw Material Prices.'

INTELLECTUAL PROPERTY RIGHTS

     Most of the Company's products are copyrighted and sold under trademarks owned by or licensed to the Company. In addition, certain products incorporate patented devices or designs. The Company or its licensors customarily seek protection of major product patents, trademarks and copyrights in the United States and certain other countries. These intellectual property rights can be significant assets of the Company. Although the Company believes it is adequately protected, the loss of certain of its rights for particular product lines may have a material adverse effect on its business, financial condition and results of operations.

COMPETITION

     The toy industry is highly competitive. The Company competes with several larger domestic and foreign toy companies, such as Hasbro and Mattel, and many smaller companies in all aspects of its business, including the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines, and the marketing and distribution of its products including obtaining adequate shelf space. Some of these companies have longer operating histories, broader product lines and greater financial resources and advertising budgets than the Company. In addition, it is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. The Company believes that the strength of its management team, the quality of its products, its relationships with inventors, designers and licensors, its distribution channels and its overhead and operational controls allow the Company to compete effectively in the marketplace. See 'Business--Research and Development' and 'Business--Sales, Marketing and Distribution.'

SEASONALITY AND BACKLOG

     Toy industry sales are highly seasonal and driven by disproportionate customer demand for toys to be sold during the Christmas holiday season. Approximately two-thirds of the Company's shipments typically occur in the second half of the year. As a result, the Company's operating results vary significantly from quarter to quarter within any given year. Orders placed with the Company for shipment are cancelable until the time of shipment. The combination of seasonal demand and the potential for order cancellation makes accurate forecasting of future sales difficult and causes the Company to believe backlog may not be an accurate indicator of the Company's future sales. Similarly, comparison between fiscal periods of successive years may not be indicative of results of operations for any given full year. The seasonality creates significant peaks in working capital requirements. See 'Risk Factors--Seasonality; Payment Terms.'

GOVERNMENT REGULATIONS

     The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. These laws empower the CPSC to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles which are found to be unsafe or hazardous and can require a manufacturer to recall such products under certain circumstances. Similar laws exist in some states and cities in the United States and in Canada and Europe. The Company's products are designed and tested to meet or exceed all applicable regulatory and voluntary toy industry safety standards. The Company emphasizes the safety and reliability of its products and has established a strong quality assurance and control program to meet the Company's objective of delivering high-quality, safe products. The Company believes that all of its products meet or exceed applicable safety standards in the United States and other jurisdictions. See 'Risk Factors--Government Regulations; --Potential Product Liability.'

PROPERTIES


     The Company's principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California, where the Company owns a building with approximately 136,000 square feet. The Company occupies approximately 67,000 square feet of office space and leases the remaining approximately 69,000 square feet of warehouse space to third parties. The Company also has 125,000 square feet of warehouse space at Union City, California, under a lease which expires in 1997, with rights to renew for an additional five-year term. The Company is considering various alternatives to renewing the Union City, California lease and believes that adequate facilities will be available to the Company. The Company has a showroom, consisting of approximately 17,200 square feet, which is located at 1107 Broadway, New York, New York, under a lease that expires in 2006, and office and warehouse space in Hong Kong consisting of approximately 30,000 square feet under leases which expire at varying dates through 1998. The Company's properties will be expanded as necessary to support future growth levels in the Company's business.

EMPLOYEES


     As of September 30, 1996, the Company had 242 employees; 139 in the United States and 103 in the Far East. Nine of the Company's warehouse employees, some of whom are employed only on a seasonal basis, are subject to a collective bargaining agreement which expires May 31, 1998. The Company believes that its labor relations are satisfactory.


LEGAL PROCEEDINGS

  Licensing Litigation

     In June 1995, the Company filed a declaratory judgment action in United States District Court for the Northern District of California. The suit names Clemens V. Hedeen, Jr., Patti Jo Hedeen, and various affiliated entities, as defendants, and seeks a determination that the Company is not obligated to pay royalties to the defendants under their license agreement on certain specific products sold under the Company's 'Micro Machines' name and trademark. Defendants filed a cross-complaint for breach of this license agreement claiming damages for past royalties allegedly due but not paid under the license agreement, and claiming entitlement to additional royalties on future sales of such products. Defendants also are asking the court to order that the Company cease the manufacture and sale of certain portions of the Micro Machines product line, and convey to the defendants certain rights to the Micro Machines product line, including patent and trademark rights. Defendants also claim the license agreement to be terminated for the non-payment of the royalties at issue. The defendants filed a motion for summary judgment, which was denied by the court in late 1995. The Company's complaint has been amended to address additional issues between the parties. Although there can be no assurance of the outcome of this matter, the Company believes that it has meritorious factual and legal claims in connection with this matter.

     In October 1995, the Company filed a breach of contract action in the United States District Court for the Northern District of California. The suit names Abrams Gentile Entertainment Inc. and Up, Up and Away as defendants, and alleges damages for the licensing, marketing and sale of products that are in violation of the Company's rights as licensee under its Sky Dancers and Dragon Flyz license agreements with Abrams Gentile Entertainment, Inc. The defendants have filed a number of counterclaims, including breach of contract, interference with contractual relationships, misappropriation of copyright, unfair competition and trade libel. The Company's attempt to obtain a partial temporary restraining order was denied by the court in December 1995 on the basis that equitable relief was not appropriate and that the Company could be adequately compensated through legal damages. The Company is pursuing its damage claim, and a trial date is yet to be established. Although there can be no assurance of the outcome of this matter, the Company believes that it has meritorious factual and legal claims in connection with this matter.

  Manufacturer Litigation

     In January 1991, the Company, through its wholly owned subsidiary, Galco, filed a lawsuit in Hong Kong against Kader Industrial Co., Ltd. ('Kader'), alleging damages suffered by both Galco and the Company as a result of Kader's defective manufacturing of two lead doll items for the Company's Bouncin' Babies toy line in 1990. Kader filed counterclaims alleging breach of 17 individual contracts. In August 1996, the trial court rendered a decision in favor of Kader on the general issue of liability in this matter, including an award based on Kader's counterclaims which is estimated to be approximately $250,000, plus prejudgment interest. In addition, the court awarded certain litigation costs to Kader, the amount of which will be determined in future proceedings and could substantially exceed the amount of the damages awarded. The Company is presently considering whether it will seek an appeal in this matter.

     Although there can be no assurance of the outcome of these matters, in the opinion of management of the Company, none of the three above matters of litigation is likely to have a material adverse effect on the business, financial condition and results of operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and members of the Board of Directors of the Company (the 'Board') and their respective positions are as follows:


NAME                             AGE   POSITION
------------------------------   ---   -----------------------------------

Mark D. Goldman...............   45    President, Chief Executive Officer
                                       and Director

William G. Catron.............   51    Executive Vice President, General
                                       Counsel, Chief Administrative
                                       Officer and Secretary

Loren Hildebrand..............   57    Executive Vice President, Sales

Ronald Hirschfeld.............   46    Executive Vice President,
                                       International Sales and Marketing

Roger Kowalsky................   62    Executive Vice President, Chief
                                       Financial Officer and Director

Gary J. Niles.................   56    Executive Vice President, Marketing
                                       and Product Acquisition

Louis R. Novak................   49    Executive Vice President and Chief
                                       Operating Officer

John C. Beuttell..............   49    Senior Vice President,
                                       Marketing--Male Action

Jay B. Foreman................   34    Senior Vice President, F.O.B.
                                       Business

H. Alan Gaudie................   55    Senior Vice President, Finance and
                                       Assistant Secretary

Ronnie Soong..................   50    Managing Director of Galco

Terrell (Mark) Taylor.........   55    Senior Vice President, Product
                                       Design

Andrew J. Cavanaugh...........   49    Director

Paul A. Gliebe, Jr............   62    Director

Scott R. Heldfond.............   51    Director

S. Lee Kling..................   67    Director


     Mark D. Goldman, a Director of the Company, has served as President and Chief Executive Officer of the Company since June 1991. From 1987 to 1991, Mr. Goldman served as Executive Vice President and Chief Operating Officer. Prior to 1987, Mr. Goldman served in various executive capacities at Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.) and Mattel, Inc.

     William G. Catron has served as Executive Vice President, General Counsel and Chief Administrative Officer since May 1992 and as Corporate Secretary of the Company since June 1995. From 1985 to 1992, Mr. Catron was Senior Vice President, Assistant General Counsel for Paramount Pictures Corporation. Prior to 1985, Mr. Catron served in various executive capacities at Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.) and Mattel, Inc.

     Loren Hildebrand has served as Executive Vice President, Sales of the Company since April 1994. From 1992 to 1994, Mr. Hildebrand was President of Creative Consultants and from 1991 to 1992 he was Executive Vice President of Bandai U.S. Inc., a toy manufacturer. From 1989 to 1992, Mr. Hildebrand was Executive Vice President and a partner in Toy Soldiers, Inc., a start-up company. Prior to 1989, Mr. Hildebrand was a consultant for Worlds of Wonder and Executive Vice President, Sales, Merchandising and Distribution for Mattel, Inc.

     Ronald Hirschfeld has served as Executive Vice President, International Sales and Marketing of the Company since February 1994. From 1989 to 1994, Mr. Hirschfeld served as Senior Vice President, International Sales and Marketing. Prior to 1989, Mr. Hirschfeld served as Senior Vice President, International Operations from 1987 to 1989 and has held various positions with the Company since 1978.

     Roger Kowalsky has served as Executive Vice President and Chief Financial Officer of the Company since June 1996 and a Director of the Company since June 1994. From 1989 to 1996, Mr. Kowalsky served as Director of the Vermont Studio Center, an organization dedicated to visual artists and writers. From 1983 to 1986, Mr. Kowalsky served as Senior Vice President, Finance & Administration for Yale Materials Handling Corporation. Prior to such time, from 1969 to 1982, Mr. Kowalsky worked at Pullman Inc., rising to Executive Vice President, Finance & Administration and President of Pullman Trailmobile, a subsidiary of Pullman Inc.


     Gary J. Niles has served as Executive Vice President, Marketing and Product Acquisition of the Company since February 1992. From 1989 to 1992, Mr. Niles served as Senior Vice President, Toy Boys Division. Before joining the Company, Mr. Niles was an executive with U.A.C., Ltd., a division of Universal Matchbox, Revell Incorporated and Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.).


     Louis R. Novak has served as Executive Vice President and Chief Operating Officer of the Company since February 1992. From 1989 to 1992, Mr. Novak served as Senior Vice President, Operations. From 1986 to 1989 he was Senior Vice President, Worldwide Product Operations for Coleco Industries, Inc. Prior to 1986, Mr. Novak was an executive with All American Gourmet Company, Inc., a manufacturer of frozen food products, and for Mattel, Inc.

     John C. Beuttell has served as Senior Vice President, Marketing-Male Action of the Company since February 1996. From 1993 to 1996, Mr. Beuttell served as the Executive Vice President, International Marketing at YES! Entertainment. From 1991 to 1993, Mr. Beuttell was a principal at JB Marketing Consulting. From

1988 to 1991, Mr. Beuttell served as Vice President of Sales and Marketing for a toy company called TSR, Inc.

     Jay B. Foreman has been Senior Vice President, F.O.B. Business of the Company since May 1996. From 1992 to 1996, Mr. Foreman served as Executive Vice President-U.S. Operations of Play By Play Toys & Novelties, Inc. From 1990 until 1992, Mr. Foreman served as Co-General Manager of the Toys and Novelties Division of Pizza Management, Inc.

     H. Alan Gaudie has served as Senior Vice President, Finance of the Company since April 1992 and Assistant Secretary since June 1995. From 1985 to 1992, Mr. Gaudie served as Corporate Controller, Vice President, Senior Vice President and acting Chief Financial Officer.

     Ronnie Soong has served as Managing Director of Galco since May 1995. From 1993 to 1995, Mr. Soong served as General Manager of Galco. From 1989 to 1993, Mr. Soong was General Manager of Zindart Industrial Co., Ltd. Prior to 1989, Mr. Soong was the General Manager of Buddy L (HK) Ltd. and an executive with the Ertl Company in Taiwan from 1987 to 1989.

     Terrell (Mark) Taylor has served as Senior Vice President, Product Design of the Company since November 1995. From 1988 to 1995, Mr. Taylor served as Senior Vice President, Product Design for Mattel, Inc. From 1987 to 1988, Mr. Taylor served as Vice President with Entertech/LJN Toys. Prior to 1987, Mr. Taylor served in various executive capacities at Playmates Toys, Tomy Toys, and Mattel, Inc. In addition, Mr. Taylor was a principal partner with Taylor/Salari Design.

     Andrew J. Cavanaugh, a Director of the Company, since 1993, serves as a Senior Vice President Corporate Human Resources of Estee Lauder Inc. Mr. Cavanaugh has been affiliated with Estee Lauder in an executive capacity since 1988. Prior to undertaking his current position, Mr. Cavanaugh served as a Senior Consultant with Coopers & Lybrand, New York City, from 1986 through 1988, and Senior Vice President Administration of Paramount Pictures Corporation from 1984 through 1986.

     Paul A. Gliebe, Jr., a Director of the Company since 1986, has been a Vice President of Smith Barney Inc. since 1974. Smith Barney Inc. has provided investment-related services to the Company in the past and during the current fiscal year.

     Scott R. Heldfond, a Director of the Company since 1986, has served as Managing Director of Hales Capital Advisors, LLC, an insurance industry merchant bank firm, since January 1995. Mr. Heldfond also serves as a consultant to Aon Risk Services (successor entity to Rollins Hudig Hall and DSI Insurance Services), an insurance broker. From 1992 to 1994 he was president and CEO of Rollins Real Estate/Investment and prior thereto was president and CEO of DSI Insurance Services. The Company has retained Aon in the past and during the current fiscal year.

     S. Lee Kling, a Director of the Company since 1991, has served since 1991 as Chairman of the Board of Kling Rechter & Company, a merchant banking company which operates in partnership with Barclays Bank PLC. Mr. Kling served as Chairman of the Board of Landmark Bancshares Corporation, a bank holding company in St. Louis, Missouri ('Landmark'), until December 1991 when Landmark merged with Magna Group, Inc. Mr. Kling had served in such capacity with Landmark since 1974 and had also served as Chief Executive Officer of Landmark from 1974 through October 1990 except for the period from May 1978 to January 1979 when he served as Assistant Special Counselor on Inflation for the White House and Deputy for Ambassador Robert S. Strauss. Mr. Kling serves on the Boards of Directors of Magna Group, Inc., Falcon Products, Co., Bernard Chaus Inc., E-Systems, Inc., Top Air Manufacturing, Inc., National Beverage Corp. and Hanover Direct, Inc.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board has an Executive Committee, an Audit Committee and a Compensation Committee.

     The Executive Committee is comprised of Andrew J. Cavanaugh, Mark Goldman and S. Lee Kling. The Executive Committee has the authority to act in place of the Board on all matters which would otherwise come before the Board except for such matters which are required by law or by the Company's Certificate of Incorporation or By-Laws to be acted upon exclusively by the Board. In addition, the Executive Committee has the responsibility to nominate persons for election as directors of the Corporation.

     The Audit Committee is comprised of S. Lee Kling, Scott R. Heldfond, and Paul A. Gliebe, Jr. The Audit Committee is responsible for reviewing the Company's financial statements, recommending the appointment of the Company's independent auditors and reviewing the overall scope of the audit.

     The Compensation Committee is comprised of Andrew J. Cavanaugh, Scott R. Heldfond and S. Lee Kling. The Compensation Committee is responsible for reviewing the compensation arrangements relating to senior officers of the Company and administering and making recommendations to the Board regarding the bonus and incentive compensation plans for the senior officers of the Company. The Compensation Committee also administers the Company's Amended and Restated 1984 Employee Stock Option Plan, the 1994 Senior Management Stock Option Plan and the 1995 Non-Employee Directors' Stock Option Plan.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid by the Company and its subsidiaries, as well as certain other compensation paid or accrued, to the Chief Executive Officer of the Company and the other five most highly compensated executive officers of the Company who earned in excess of $100,000 for the Company's fiscal years ended December 31, 1993, 1994 and 1995 (each person appearing in the table is referred to as a 'Named Executive'):


                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION                             LONG-TERM
                                     ---------------------------------------------              COMPENSATION
                                                                        OTHER           -----------------------------
                                             SALARY      BONUS         ANNUAL                            ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR      ($)        ($)      COMPENSATION($)      OPTIONS(#)    COMPENSATION($)
----------------------------------   ----    -------    -------    ---------------      ----------    ---------------
Mark D. Goldman                      1995    400,000    750,000         0                 200,000          3,980(2)
  President and Chief                1994    400,000    600,000         0                 229,630(1)       3,760(2)
  Executive Officer                  1993    319,500          0         0                  29,630          3,540(2)

Gary J. Niles                        1995    300,000    360,000         0                       0          1,440(4)
  Executive Vice President,          1994    261,055    316,800         0                 157,870(3)       1,440(4)
  Marketing and Product              1993    212,623          0         0                  20,370          1,440(4)
  Acquisition

Louis R. Novak                       1995    272,803    334,567         0                       0            870(6)
  Executive Vice President and       1994    261,055    316,800         0                 157,870(5)         870(6)
  Chief Operating Officer            1993    256,797          0         0                  20,370            510(6)

Loren Hildebrand                     1995    230,063    282,150         0                       0          2,250(8)
  Executive Vice President,          1994    159,375    275,000(7)      0                 100,000            840(8)
  Sales

William G. Catron                    1995    236,729    217,745         0                       0            870(12)
  Executive Vice President,          1994    226,535    206,640         0                  86,111(11)        870(12)
  General Counsel, Chief             1993    214,813     25,000(9)      27,429(10)         11,111            870(12)
  Administrative Officer and
  Secretary

Ronald Hirschfeld                    1995    235,073    216,222         0                       0          1,440(13)
  Executive Vice President,          1994    223,634    203,425         0                  86,111(11)        510(13)
  International Sales and            1993    198,021          0         0                  11,111            510(13)
  Marketing

------------------
 (1) Represents 229,630 options granted pursuant to the 1994 Senior Management Stock Option Plan (the '1994 Plan'). Does not include 129,311 shares of Common Stock granted in connection with the termination of the 1992 Senior Management Stock Option Plan (the '1992 Plan').

 (2) This amount represents $3,980 in premiums paid by the Company with respect to term life insurance in 1995, $3,760 in premiums paid by the Company with respect to term life insurance in 1994 and $3,540 in premiums paid by the Company with respect to term life insurance in 1993.

 (3) Represents 157,870 options granted pursuant to the 1994 Plan. Does not include 88,900 shares of Common Stock granted in connection with the termination of the 1992 Plan.


 (4) This amount represents $1,440 in premiums paid by the Company with respect to term life insurance in each of 1993, 1994 and 1995.

 (5) Represents 157,870 options granted pursuant to the 1994 Plan. Does not include 88,900 shares of Common Stock granted in connection with the termination of the 1992 Plan.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (6) This amount represents $870 in premiums paid by the Company with respect to term life insurance in each of 1994 and 1995 and $510 in premiums paid by the Company with respect to term life insurance in 1993.

 (7) This amount includes a $50,000 bonus paid to the Named Executive in connection with the Named Executive's hiring.

 (8) This amount represents $2,250 in premiums paid by the Company with respect to term life insurance in 1995 and $840 in premiums paid by the Company with respect to term life insurance in 1994.

 (9) This amount represents a bonus paid to the Named Executive in connection with the Named Executive's hiring.

(10) This amount includes an automobile allowance (which is provided to all senior officers of the Company) paid by the Company in 1993 in the amount of $14,400 and fees paid by the Company to the Company's accountants in the amount of $7,700 in 1993 in connection with the Named Executive's hiring.

(11) Represents 86,111 options granted pursuant to the 1994 Senior Management Stock Option Plan. Does not include 48,491 shares of Common Stock granted in connection with the termination of the 1992 Plan.

(12) This amount represents $870 in premiums paid by the Company with respect to term life insurance in each of 1993, 1994 and 1995.

(13) This amount represents $1,440 in premiums paid by the Company with respect to term life insurance in 1995 and $510 paid by the Company with respect to term life insurance premiums paid in 1994 and 1993.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee are set forth under 'Management--Committees of the Board of Directors' and their relationship with the Company is set forth under 'Management--Executive Officers and Directors.' None of the members of the Compensation Committee has served as a member of the compensation committee of another entity so as to create any compensation committee interlock. No members of the Compensation Committee are employed by the Company.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information regarding options granted to the Named Executives during the Company's 1995 fiscal year:

                                                   INDIVIDUAL GRANTS
                                -------------------------------------------------------
                                                                                            POTENTIAL REALIZABLE VALUE
                                SHARES OF                                                               AT
                                  COMMON        % OF TOTAL                                   ASSUMED ANNUAL RATES OF
                                  STOCK       OPTIONS GRANTED                              STOCK PRICE APPRECIATION FOR
                                UNDERLYING    TO EMPLOYEES IN    EXERCISE                         OPTION TERM(1)
                                 OPTIONS        FISCAL YEAR       PRICE      EXPIRATION    ----------------------------
NAME                            GRANTED(#)     (OF 320,000)       ($/SH)        DATE       5%($)(3)           10%($)(4)
-----------------------------   ----------    ---------------    --------    ----------    --------           ---------
Mark D. Goldman..............     200,000(2)        62.5%          6.125       4/18/05      770,396           1,952,335
Gary J. Niles................           0            N/A             N/A        N/A          N/A                 N/A
Louis R. Novak...............           0            N/A             N/A        N/A          N/A                 N/A
Loren Hildebrand.............           0            N/A             N/A        N/A          N/A                 N/A
William G. Catron............           0            N/A             N/A        N/A          N/A                 N/A
Ronald Hirschfeld............           0            N/A             N/A        N/A          N/A                 N/A

------------------
(1) Potential realizable value is based on the assumed annual growth rates for each of the grants shown over their option term. The dollar amounts in these columns are for illustrative purposes only as required by the rules of the Securities and Exchange Commission and, therefore, are not intended to forecast future financial performance or possible future appreciation, if any, in the price of the shares of Common Stock. Prospective investors are cautioned against drawing any conclusions from the appreciation data shown, aside from the

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    fact that optionees will realize value from their option grants only if the price of the shares of Common Stock appreciates, which would benefit all stockholders commensurately.

(2) Options granted under the Amended and Restated 1984 Employee Stock Option Plan.

(3) The projected stock price would be $9.98 per share.


(4) The projected stock price would be $15.89 per share.

     Without the prior consent of the Company, the Named Executives may not sell or otherwise transfer the shares of Common Stock acquired upon the exercise of any option listed in the above table for seven months following the date that a participant exercises such option. If at any time during the first six months of such seven-month period, the optionee ceases to be an employee of the Company, the Company will have the right to repurchase, at the exercise price therefor, the shares of Common Stock which the optionee had acquired upon such option exercise. Unexercised options will automatically terminate on the date that an optionee ceases to serve as an employee of the Company unless such termination of the optionee's employment with the Company results from his or her retirement, death or disability.

     The Company does not currently grant stock appreciation rights.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information with respect to the options exercised by the Named Executives during the 1995 fiscal year and the unexercised options held by the Named Executives as of the end of the Company's 1995 fiscal year.

                                                                     NUMBER OF SECURITIES
                                                                    UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                     SHARES                       OPTIONS AT FISCAL YEAR END         IN-THE-MONEY OPTIONS
                                   ACQUIRED ON                               (#)                   AT FISCAL YEAR-END($)(1)
                                    EXERCISE         VALUE       ----------------------------    ----------------------------
NAME                                   (#)        REALIZED($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
--------------------------------   -----------    -----------    -----------    -------------    -----------    -------------
Mark D. Goldman.................           0              0        244,754         209,876         823,074        1,152,159
Gary J. Niles...................       2,500          7,500        156,080           6,790         442,320           18,673
Louis R. Novak..................           0              0        151,080           6,790         415,470           18,673
Loren Hildebrand................           0              0         50,000          50,000         300,000          300,000
William G. Catron...............           0              0         82,408           3,703         226,622           10,183
Ronald Hirschfeld...............      13,125         44,844         82,408           3,703         226,622           10,183

------------------
(1) The closing sales price of the Common Stock on the New York Stock Exchange on December 31, 1995 was $11.75 per share.

CERTAIN EMPLOYEE PLANS

     On July 29, 1996, subject to stockholder approval, the Compensation Committee adopted and the Board ratified the 1996 Share Incentive Plan (the 'Incentive Plan'). The Incentive Plan is intended to provide incentives which will attract, motivate and retain highly competent persons as key employees of the Company and its subsidiaries, by providing them opportunities to acquire shares of stock or to receive monetary payments based on the value of such shares as described below. The Incentive Plan is intended to assist in aligning the interests of the Company's key employees to those of its stockholders.

     The Incentive Plan provides for the grant of any or all of the following types of benefits: (1) stock options including incentive stock options and non-qualified stock options; (2) stock appreciation rights; (3) stock awards, including restricted stock; (4) performance awards; and (5) stock units (collectively, 'Benefits'). Benefits may be granted singly, in combination, or in tandem as determined by the Compensation Committee. Stock awards, stock options, performance awards and stock units may, as determined by the Compensation Committee in its discretion, constitute performance-based awards.

     The Incentive Plan makes available for Benefits an aggregate amount of 1,850,000 shares of Common Stock, of which (i) 1,000,000 shares of Common Stock have been designated for executive management and (ii) 850,000 shares of Common Stock have been designated for all key employees. The maximum number of shares of Common Stock with respect to which Benefits may be granted (or measured) to any individual participant may not exceed 500,000.


     The Company has adjourned that portion of its annual stockholders' meeting attributable to the vote on the Incentive Plan until November 22, 1996.



     On July 29, 1996, the Compensation Committee adopted and the Board ratified and, on November 4, 1996, the stockholders of the Company approved, the 1996 Long Term Compensation Plan. The 1996 Long Term Compensation Plan is intended to enhance stockholder value over the longer term by providing executive management with meaningful financial rewards for exceptional corporate performance that results in increases in the Company's earnings. The payment of compensation pursuant to the 1996 Long Term Compensation Plan is dependent on the Company achieving a cumulative earnings per share goal (as set forth in the 1996 Long Term Compensation Plan) for the period of July 1, 1996 through December 31, 1998 (the 'Performance Period') based upon a specified annual growth rate from the Company's 1995 earnings. Achieving the specified goal will enable members of executive management to earn an award of three (3) times their annual salary as of July 1996 (the 'Targeted Award'). In addition, exceeding such goal by at least 50% will enable members of executive management to earn an award equal to 125% of their Targeted Award. The maximum amount of compensation that any member of executive management may receive pursuant to the 1996 Long Term Compensation Plan with respect to the Performance Period is $1.875 million. The number of employees currently eligible to participate in the 1996 Long Term Compensation Plan is seven.



SEVERANCE AGREEMENTS WITH MANAGEMENT



     On October 27, 1994, the Company entered into a severance agreement (the 'Severance Agreement') with Mark Goldman, effective as of July 13, 1994. The Severance Agreement sets forth severance benefits which are payable if Mr. Goldman's employment is terminated for various reasons, including termination by him of his employment following a change in control of the Company, as follows (the 'Severance Payment'):

          (i) If Mr. Goldman is terminated without cause (as defined in the Severance Agreement) prior to a Change in Control (as defined in the Severance Agreement), or if Mr. Goldman terminates his employment for good reason (as defined in the Severance Agreement) prior to a Change in Control, the Severance Agreement provides that the Company shall pay to Mr. Goldman a lump sum payment equal to (a) two times Mr. Goldman's annualized current base compensation and (b) the greater of (1) two times the greater of (x) the incentive compensation bonus (excluding stock options or shares issued pursuant to a stock option, restricted stock or similar plan or long-term incentive bonuses) paid to Mr. Goldman for the previous year's performance or (y) the incentive compensation bonus (excluding stock options or shares issued pursuant to a stock option, restricted stock or similar plan or long-term incentive bonuses) that would be payable to Mr. Goldman if performance relative to plan for the current year was the same as performance relative to plan year-to-date (such performance is to be measured by the ratio of year-to-date actual performance divided by year-to-date plan performance; the index(es) of performance shall be the same as the most recent annual cash incentive compensation plan approved by the Board of Directors) (the amount equal to the greater of the amounts described in clauses (x) and (y) shall be hereinafter referred to as the 'Annual Bonus'); or (2) five hundred thousand dollars ($500,000).

          (ii) If Mr. Goldman is terminated by the Company within twenty-four
     (24) months following a Change in Control (as defined in the Severance Agreement), or if Mr. Goldman terminates his employment for good reason (as defined in the Severance Agreement) within twenty-four (24) months following a Change in Control, the Severance Agreement provides that the Company shall pay to Mr. Goldman a lump sum payment equal to (a) three times Mr. Goldman's annualized current base compensation, (b) the greater of (1) three times the Annual Bonus or (2) five hundred thousand dollars ($500,000) and (c) three times the car allowance in effect for Mr. Goldman at the time of termination and a lump sum amount equal to three times the insurance and maintenance cost incurred for said vehicle during Mr. Goldman's last full year of employment with the Corporation. Furthermore, the Severance Agreement provides that the Company shall continue to provide Mr. Goldman with certain fringe benefits for a period of three years following the date of Mr. Goldman's termination, subject to mitigation by Mr. Goldman.

          (iii) If Mr. Goldman is terminated for cause, or if Mr. Goldman terminates his employment other than for good reason (as defined in the Severance Agreement), the Severance Agreement provides that the

     Company must pay to Mr. Goldman his unpaid compensation for services prior to termination and the value of any accrued unused vacation pay to the date of termination.

     The maximum Severance Payment that the Company would have been required to make under the Severance Agreement if such amount became payable in fiscal 1995 was approximately $3,515,824. The Severance Agreement contains a 'gross-up' provision pursuant to which any Severance Payment, which would be subject to certain excise taxes occurring as a result of a Change in Control, would include an additional gross-up payment resulting in Mr. Goldman's retaining an amount equal to the Severance Payment minus all ordinary taxes on such payment.

     Mr. Goldman is employed by the Company as its President and Chief Executive Officer without an employment agreement. The Company has purchased a life insurance policy in a $2,000,000 face amount for Mr. Goldman who designated the beneficiary of such insurance.

     It is currently anticipated that each of the six Executive Vice Presidents of the Company will enter into a Severance and Change in Control Agreement (the 'Severance and Change in Control Agreement') with the Company, which provides, among other things, that if the executive is terminated other than for Cause (as such term will be defined in the Severance and Change in Control Agreement) the executive is entitled to continue to receive his salary and certain benefits (excluding continuation of any bonus) for a period of up to twelve (12) months. These severance payments may be reduced in the event that the executive commences regular full-time employment during such period. If there is a Change in Control (as such term will be defined in the Severance and Change in Control Agreement) and the executive's employment is terminated within twelve (12) months of such Change in Control, voluntarily or involuntarily (other than for Cause), the above-described severance package is replaced with a lump sum payment equal to three (3) times such executive's annual salary, bonus and certain benefits, plus the continuation of certain benefits for a thirty-six
(36) month period of time. In addition, if the executive's employment is terminated involuntarily, other than for Cause, during the next twelve (12) months following the first anniversary of the Change in Control, the executive is entitled to continue to receive his salary and certain benefits (excluding continuation of any bonus) for a period of up to twenty-four (24) months. Any payment or benefit received pursuant to the Severance and Change in Control Agreement would be reduced to the extent that such payment or benefit will be subject to certain excise taxes occurring as a result of Change in Control.

DIRECTOR COMPENSATION

     Directors who are not full-time employees of the Company receive an annual fee of $15,000 plus $500 for each meeting of the Board or any committee thereof attended by such director. In addition, non-employee directors are automatically granted an option to purchase 2,000 shares of Common Stock on January 1 of each year under the 1995 Non-Employee Directors' Stock Option Plan adopted June 20, 1995. Non-employee directors received options immediately exercisable into 2,000 shares of Common Stock on July 1, 1995 and January 1, 1996. All directors are reimbursed by the Company for out-of-pocket expenses incurred by them as directors of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information as of October 31, 1996, with respect to the Common Stock of the Company beneficially owned by (a) each director of the Company, (b) all persons known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company, (c) the Named Executives, (d) all executive officers and directors of the Company as a group and (e) the Selling Stockholder.



                                                        SHARES                                          SHARES
                                                     BENEFICIALLY               SHARES               BENEFICIALLY
                                                    OWNED PRIOR TO              BEING                   OWNED
                                                     OFFERING(2)               OFFERED              AFTER OFFERING
                                           --------------------------------    --------    --------------------------------
NAME OF BENEFICIAL OWNER(1)                    NUMBER           PERCENT                        NUMBER           PERCENT
----------------------------------------   --------------    --------------                --------------    --------------
Montgomery Asset Management(3)..........        1,575,000         10.4%              --         1,575,000          9.0%
George D. Bjurman & Associates(4).......        1,270,000          8.4%              --         1,270,000          7.2%
American Express Financial
  Corporation(5)........................        1,235,100          8.2%              --         1,235,100          7.0%
Wells Fargo Foundation(6)...............          392,866          2.5%         392,866                 0            0
William G. Catron(7)....................          127,017            *               --           127,017            *
Andrew J. Cavanaugh(8)..................            5,700            *               --             5,700            *
Paul A. Gliebe, Jr.(8)..................            6,350            *               --             6,350            *
Mark D. Goldman(9)......................          609,041          3.9%              --           609,041          3.4%
Scott R. Heldfond(8)....................            7,450            *               --             7,450            *
Loren Hildebrand(10)....................          110,080            *               --           110,080            *
Ronald Hirschfeld(11)...................           99,044            *               --            99,044            *
S. Lee Kling(8).........................            9,000            *               --             9,000            *
Roger Kowalsky(8).......................            6,550            *               --             6,550            *
Gary J. Niles(12).......................          193,311          1.3%              --           193,311          1.1%
Louis R. Novak(12)......................          178,410          1.2%              --           178,410          1.0%
All executive officers and directors as
  a group (consisting of 16
  (persons)(13).........................        1,423,604          8.7%               0         1,423,604          7.6%


------------------
 *  Less than 1%.

 (1) Unless otherwise indicated, address is Company's address at 500 Forbes Boulevard, South San Francisco, California 94080.


 (2) This table identifies persons having sole voting and/or investment power with respect to the shares of Common Stock set forth opposite their names as of October 31, 1996, according to the information furnished to the Company by each of them. A person is deemed to be the beneficial owner of shares of Common Stock that can be acquired by such person within 60 days from the date of this Prospectus upon the conversion of convertible securities or the exercise of warrants or options. Percentage of Beneficial Ownership is based on a total of 15,151,569 shares of Common Stock outstanding and assumes in each case that the person only, or group only, exercised his or its rights to purchase all shares of Common Stock underlying convertible securities, options or warrants.



 (3) Address is 600 Montgomery Street, 17th Floor, San Francisco, CA 94111.



 (4) Address is 10100 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90067.



 (5) Address is IDS Tower 10, Minneapolis, MN 55440.



 (6) Address is 420 Montgomery Street, 12th Floor, San Francisco, CA 94104. Includes warrants to purchase 392,866 shares of Common Stock, exercisable at $4.44 per share. The warrants will be sold to the Underwriters at price per underlying share equal the price per share to the public less the sum of underwriting discounts per share and the exercise price of the warrants. The Underwriter will exercise the warrants so purchased and sell the shares of Common Stock received upon exercise thereof to the public.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


 (7) Includes options to purchase 96,191 shares of Common Stock.



 (8) Includes options to purchase 4,000 shares of Common Stock.



 (9) Includes options to purchase 454,630 shares of Common Stock.




(10) Includes options to purchase 110,080 shares of Common Stock.



(11) Includes options to purchase 66,191 shares of Common Stock.



(12) Includes options to purchase 167,950 shares of Common Stock.



(13) Includes an aggregate of options to purchase 1,115,000 shares of Common Stock.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Louis R. Novak, Executive Vice President and Chief Operating Officer of the Company, borrowed money from the Company on July 31, 1995 and April 15, 1996 and on each occasion executed a note payable to the Company. The first note, dated July 31, 1995, was in the principal amount of $57,042 and bore interest at the rate of 8.75%. The second note, dated April 15, 1996, was in the principal amount of $60,647 and bore interest at the rate of 8.5%. Both notes were due on demand and were secured by Common Stock owned by Mr. Novak. Mr. Novak repaid this indebtedness in full on September 4, 1996.

     On August 29, 1996, Mark D. Goldman, President, Chief Executive Officer and Director of the Company, borrowed $950,000 in connection with the purchase of a personal residence and executed a note payable to the Company, which is secured by a second mortgage on such residence. The note will bear no interest unless Mr. Goldman's employment with the Company is terminated and, at such time, the note will bear interest at one percent per annum in excess of the Prime Rate charged by Citibank F.S.B. During the term of Mr. Goldman's employment with the Company, in accordance with the Internal Revenue Code of 1986, as amended (the 'Code'), interest will be imputed at the applicable federal rate as determined under the Code. Commencing on the first day of September 1996, principal in the amount of $100 shall be paid on the first of each month. The balance of the principal shall be paid on the earlier to occur of (i) August 30, 2006 or (ii) one year from the date Mr. Goldman's employment with the Company is terminated.

                          DESCRIPTION OF CAPITAL STOCK


     The Company has an authorized capital of 50,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of preferred stock, par value $1.00 per share. As of October 31, 1996, 15,151,569 shares of Common Stock were outstanding, held of record by approximately 1,300 persons.


COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of preferred stock of the Company, the holders of Common Stock exclusively possess all voting power. Subject to any preferential rights of any outstanding series of preferred stock of the Company, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds available for distribution to such holders. No holder of Common Stock has any preemptive right to subscribe to any securities of the Company of any kind or class or any cumulative voting rights.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

  General

     The Company's Certificate and the By-Laws of the Company contain several provisions that will make difficult the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     Set forth below is a summary of certain provisions in the Certificate and the By-Laws. The description is intended as a summary only and is qualified in its entirety by reference to the Certificate and the By-Laws.

  Preferred Stock

     The Certificate authorizes the issuance of shares of preferred stock with respect to which the Board of Directors of the Company has the power to fix the rights, preferences, privileges and restrictions without any further vote or action by the stockholders.

  Shareholder Rights Plan

     The Company has a shareholder rights plan which, under certain circumstances, including the acquisition of 20% or more of the Common Stock by a person, gives the holders of rights the right to acquire shares of Common Stock having a value of twice the exercise price of the rights.

  Board of Directors

     The Certificate and the By-Laws provide for a Board divided into three classes of directors serving staggered three-year terms. With respect to the present Board, the term of the first class of directors will expire at the 1997 annual meeting of stockholders, the term of the second class of directors will expire at the 1998 annual meeting of stockholders and the term of the third class of directors will expire at the 1996 annual meeting of stockholders. The Certificate and the By-Laws provide that the number of directors will be fixed from time to time exclusively by the Board, and a majority of the Board then in office may fill any vacancies on the Board. These rights would be subject to the voting rights of holders of any issue of preferred stock of the Company. The Certificate also provides that, subject to the rights of the holders of preferred stock of the Company, directors may be removed only for cause and only by the affirmative vote of holders of at least 80% of the voting power of the Company ('Voting Stock'), voting together as a single class.

  Stockholder Actions and Special Meetings

     The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Certificate and the By-Laws provide that, subject to the rights of holders of any series of preferred stock, special meetings of stockholders can be called only by the Board, the Chairman of the Board, the President of the Company or a committee of the Board whose power and authority include the power to call such a meeting or at the request of a majority of the Board. Subject to the rights of holders of any series of preferred stock, stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders.

     The By-Laws establish an advance notice procedure with regard to business introduced by a stockholder to be brought before an annual meeting of stockholders of the Company which is not specified in the notice of annual meeting. In addition, pursuant to the Certificate, the By-Laws establish an advance notice procedure with regard to nominations for the election of directors by a stockholder.

     The Certificate requires the vote of not less than 80% of the Voting Stock to approve certain business combinations with any person which beneficially owns at least 25% or more of the outstanding Voting Stock of the Company (a 'Related Person') unless (1) the directors of the Company by a two-thirds vote of all directors in office have approved in advance the acquisition of Voting Stock that caused the Related Person to become a Related Person or have approved the business combination or (2) such Related Person has been a Related Person for at least three years prior to the business combination.

  Amendment of Certain Provisions of the Certificate and By-Laws

     Subject to the voting rights of holders of any issue of preferred stock of the Company, the Certificate and the By-Laws contain provisions requiring the affirmative vote of the holders of at least 80% of the Voting Stock to amend certain provisions of the Certificate and certain provisions of the By-Laws relating to the classified board, fixing the number of directors, removal of directors, filling vacancies on the Board, requiring that any stockholder action be taken only at an annual or special meeting of stockholders and prohibiting the calling of special meetings by stockholders.

  Section 203 of the Delaware General Corporation Law

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ('DGCL'). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an 'interested stockholder' for a period of three years from the date such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction which makes it an interested stockholder (excluding certain employee stock option plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An 'interested stockholder' is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation or (y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  Directors' Liability

     The Certificate contains provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.


TRANSFER AGENT AND REGISTRAR


     Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

     The several underwriters named below (the 'Underwriters'), for whom Gerard Klauer Mattison & Co., LLC ('GKM'), William Blair & Company, L.L.C. and Jefferies & Company, Inc. are acting as representatives (the 'Representatives'), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the Company, the Selling Stockholder and the Representatives (the 'Underwriting Agreement'), to purchase (i) from the
Company shares of Common Stock and (ii) from the Selling Stockholder warrants which the Underwriters will exercise for shares of Common Stock. See Principal and Selling Stockholders. The Company and the Selling Stockholder have agreed to sell to the Underwriters, the respective number of shares (or warrants exercisable for shares) of Common Stock set forth opposite each Underwriter's name below.


                                                                   NUMBER
                        UNDERWRITERS                             OF SHARES
------------------------------------------------------------   --------------
Gerard Klauer Mattison & Co., LLC...........................
William Blair & Company, L.L.C..............................
Jefferies & Company, Inc....................................

                                                               --------------
     Total..................................................        2,392,866

     The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or such Underwriting Agreement may be terminated.

     The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a concession of not
more than $       per share. Additionally, the Underwriters may allow, and such
dealers may reallow, a concession not in excess of $       per share to certain
other dealers. After the public offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable within 45 days after the date of this Prospectus, to purchase up to an additional 358,930 shares of Common Stock, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the shares of Common Stock offered hereby.

     The Company, the Company's directors and executive officers and the Selling Stockholder have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any right to acquire Common Stock for a period of 90 days after the date of this Prospectus without the written consent of GKM.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act'), or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has retained the financial advisory services of GKM in recent years. In connection with the sale of the Debentures in 1993, GKM received a fee for its services, which included warrants to purchase 150,000 shares of Common Stock at an exercise price of $9.50. GKM has been listed as a selling stockholder under an effective registration statement to sell shares of Common Stock, which are issuable upon conversion of the warrants it received as part of its compensation in connection with the sale of the Debentures. GKM currently holds warrants to purchase 75,000 shares of Common Stock and has agreed not to sell such shares for a period of 90 days after the date of this Prospectus. In connection with the Company's offer to exchange shares of Common Stock for outstanding shares of Depositary Shares in March 1996, GKM provided financial advisory services to the Company and delivered a fairness opinion, for which the Company paid GKM fees and expense reimbursement totaling $728,901.

                                 LEGAL MATTERS

     The validity, authorization and issuance of the Common Stock offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters with respect to the offering will be passed upon for the Underwriters by Morrison & Foerster LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). These reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street N.W., Washington, D.C. 20549, and at its regional offices located at Suite 1400, Citibank Center, 500 West Madison Street, Chicago, Illinois 60661 and at Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is listed on the New York Stock Exchange and copies of reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-1 and schedules and exhibits thereto under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto.

CAUTIONARY STATEMENT FOR PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Prospectus includes 'forward-looking statements' within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact, including without limitation those with respect to the Company's objectives, plans and strategy set forth under Business-- Growth Strategy and those preceded by or that include the words 'believes,' 'expects,' 'anticipates,' 'intends,' 'is scheduled to' or similar expressions, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statement are reasonable, it can give no assurance that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ('Cautionary Statements') are disclosed in this Prospectus in conjunction with the forward-looking statements and under 'Risk Factors,' and all written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by those Cautionary Statements.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                PAGE
                                                               -------

Financial Statements:

Report of Independent Accountants...........................       F-2

Consolidated Financial Statements:

Consolidated Balance Sheets--December 31, 1994 and December
  31, 1995..................................................       F-3

Consolidated Statements of Operations for the years ended
  December 31, 1993, 1994 and 1995..........................       F-4

Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1993, 1994 and 1995......       F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1993, 1994 and 1995..........................       F-6

Notes to Consolidated Financial Statements for the years
  ended December 31, 1993, 1994 and 1995....................   F-7  to
                                                                  F-19

Consolidated Balance Sheets--September 30, 1995, December
  31, 1995 and September 30, 1996 (unaudited)...............      F-20

Consolidated Statements of Operations for the nine months
  ended September 30, 1995 and 1996 (unaudited).............      F-21

Consolidated Statements of Cash Flows for the nine months
  ended September 30, 1995 and 1996 (unaudited).............      F-22

Notes to Consolidated Financial Statements for the nine
  months ended September 30, 1995 and 1996 (unaudited)......   F-23 to
                                                                  F-25

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Galoob Toys, Inc.



In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Galoob Toys, Inc. and its subsidiaries at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                          PRICE WATERHOUSE LLP

San Francisco, California
February 8, 1996
(except as to Note R,
which is as of February 12, 1996)

                       GALOOB TOYS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS, EXCEPT SHARES)


                                                         DECEMBER 31,
                                                     --------------------
                                                       1994        1995
                                                     --------    --------
                      ASSETS
Current Assets:
  Cash and cash equivalents.......................   $  2,225    $  2,030
  Accounts receivable, net........................     57,883      68,402
  Inventories.....................................     16,824      17,491
  Tooling and related costs.......................      8,379       8,311
  Prepaid expenses and other assets...............      5,492      10,348
                                                     --------    --------
     Total current assets.........................     90,803     106,582
Land, building and equipment, net.................      8,400       8,913
Other assets......................................      1,563       4,589
                                                     --------    --------
                                                     $100,766    $120,084
                                                     --------    --------
                                                     --------    --------

       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable...................................   $  6,971    $ 15,071
  Accounts payable................................     14,973      17,141
  Accrued expenses................................     14,939      14,547
  Income taxes payable............................        499         731
  Current portion of long-term debt...............        202       4,422
                                                     --------    --------
     Total current liabilities....................     37,584      51,912
Long-term debt....................................     18,414      14,000
Shareholders' equity:
  Preferred stock.................................
     Authorized 1,000,000 shares..................
     Issued and outstanding 183,950 shares of $17
      convertible exchangeable preferred stock at
      $200 liquidation value per share............     36,790      36,790
  Common Stock, par value $.01 per share..........
     Authorized 50,000,000 shares.................
     Issued and outstanding 10,055,089 shares in
      1994 and 10,089,961 shares in 1995..........        101         101
  Additional paid-in capital......................     31,506      31,579
  Retained earnings (deficit).....................    (23,182)    (13,851)
  Cumulative translation adjustment...............       (447)       (447)

                                                     --------    --------
     Total shareholders' equity...................     44,768      54,172
                                                     --------    --------
                                                     $100,766    $120,084
                                                     --------    --------
                                                     --------    --------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                       GALOOB TOYS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                               YEARS ENDED DECEMBER 31,
                                           --------------------------------
                                             1993        1994        1995
                                           --------    --------    --------
Net revenues............................   $134,334    $178,792    $220,044
Costs of products sold..................     75,147      95,156     120,834
                                           --------    --------    --------
Gross margin............................     59,187      83,636      99,210
                                           --------    --------    --------
Operating expenses:
  Advertising and promotion.............     23,537      30,616      31,240
  Other selling and administrative......     22,031      22,913      30,768
  Royalties, research and development...     18,788      20,785      24,213
  Variable stock option plan expense....      4,046          --          --
                                           --------    --------    --------
Total operating expenses................     68,402      74,314      86,221
                                           --------    --------    --------
Earnings (loss) from operations.........     (9,215)      9,322      12,989
Net proceeds from Nintendo award........         --      12,124          --
Interest expense........................     (1,836)     (2,609)     (3,429)
Other income, net.......................        136         365         439
                                           --------    --------    --------
Earnings (loss) before income taxes.....    (10,915)     19,202       9,999
Provision for income taxes..............          9         778         600
                                           --------    --------    --------
Net earnings (loss).....................    (10,924)     18,424       9,399
Preferred stock dividends in arrears....      3,127       3,127       3,127
                                           --------    --------    --------
Net earnings (loss) applicable to common
  shares................................   $(14,051)   $ 15,297    $  6,272
                                           --------    --------    --------
                                           --------    --------    --------
Common shares and common share
  equivalents outstanding--average......      9,548      10,111      10,451
Net earnings (loss) per common share:
  Primary...............................   $  (1.47)   $   1.51    $   0.60
  Fully Diluted.........................      (1.47)       1.41        0.60

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                       GALOOB TOYS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         (IN THOUSANDS, EXCEPT SHARES)


                                         PREFERRED STOCK      COMMON STOCK      ADDITIONAL   RETAINED   CUMULATIVE
                                        -----------------   -----------------    PAID-IN     EARNINGS   TRANSLATION
                                        SHARES     AMTS       SHARES     AMTS    CAPITAL     (DEFICIT)  ADJUSTMENT    TOTAL
                                        -------   -------   ----------   ----   ----------   --------   ----------   -------
Balance at 12/31/92.................... 183,950   $36,790    9,472,057   $95     $ 26,425    $(30,652)    $ (412)    $32,246

Net loss...............................      --        --           --    --           --     (10,924)        --     (10,924)

Common stock issued....................      --        --       89,800     1          343          --         --         344

Warrants issued........................      --        --           --    --          525          --         --         525

Common stock received in exchange for
  shares issued and cancelled..........      --        --       (2,500)   --           --         (20)        --         (20)

Cumulative translation adj. and
  other................................      --        --           --    --           --          --         (9)         (9)
                                        -------   -------   ----------   ----   ----------   --------   ----------   -------

Balance at 12/31/93.................... 183,950    36,790    9,559,357    96       27,293     (41,596)      (421)     22,162

Net earnings...........................      --        --           --    --           --      18,424         --      18,424

Common stock issued, net...............      --        --       47,000     1          161          --         --         162

Termination of 1992 Plan...............      --        --      449,732     4        4,042          --         --       4,046

Common stock received in exchange for
  shares issued and cancelled..........      --        --       (1,000)   --           10         (10)        --          --

Cumulative translation adj. and
  other................................      --        --           --    --           --          --        (26)        (26)
                                        -------   -------   ----------   ----   ----------   --------   ----------   -------

Balance at 12/31/94.................... 183,950    36,790   10,055,089   101       31,506     (23,182)      (447)     44,768

Net earnings...........................      --        --           --    --           --       9,399         --       9,399

Common stock issued, net...............      --        --       58,751    --          228          --         --         228

Common stock received in exchange for
  shares issued and cancelled..........      --        --      (11,202)   --         (155)        (68)        --        (223)


Reclamation of shares..................      --        --      (12,677)   --           --          --         --          --
                                        -------   -------   ----------   ----   ----------   --------   ----------   -------

Balance at 12/31/95.................... 183,950   $36,790   10,089,961   $101    $ 31,579    $(13,851)    $ (447)    $54,172
                                        -------   -------   ----------   ----   ----------   --------   ----------   -------
                                        -------   -------   ----------   ----   ----------   --------   ----------   -------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                       GALOOB TOYS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS, EXCEPT SHARES)


                                               YEARS ENDED DECEMBER 31,
                                           --------------------------------
                                             1993        1994        1995
                                           --------    --------    --------
Cash flow from operating activities:
  Net earnings (loss)...................   $(10,924)   $ 18,424    $  9,399
  Adjustments to reconcile net earnings
     (loss) to net cash used in
     operating activities:
     Depreciation.......................        682         628         528
     Variable stock option plan
       accrual..........................      4,046          --          --
     Changes in assets and liabilities:
       Accounts receivable..............      2,523     (24,500)    (10,519)
       Inventories......................        691      (3,845)       (667)
       Tooling and related costs........     (2,212)     (3,359)         68
       Prepaid expenses and other
          current assets................        285       1,849      (4,856)
       Accounts payable.................      1,449       4,140       2,168
       Accrued expenses.................     (3,002)         67        (392)
       Income taxes payable.............       (549)        217         232
       Other assets.....................       (437)       (168)     (3,026)
                                           --------    --------    --------
     Net cash (used in) provided by
       operating activities.............     (7,448)     (6,547)     (7,065)
                                           --------    --------    --------
Cash flow from investing activities:
  Investment in land, building and
     equipment, net.....................        (82)       (466)     (1,041)
                                           --------    --------    --------
     Net cash (used in) provided by
       investing activities.............        (82)       (466)     (1,041)
                                           --------    --------    --------
Cash flow from financing activities:
  Net borrowings (repayments) under
     notes payable......................     (5,698)      6,971       8,100
  Borrowings under long-term debt
     agreement..........................     14,000          --          --
  Repayments under long-term debt
     agreements.........................       (191)       (194)       (194)
  Proceeds from issuance of common
     stock, net.........................        324         162           5
  Other, net............................         (9)        (26)         --

                                           --------    --------    --------
     Net cash provided by (used in)
       financing activities.............      8,426       6,913       7,911
                                           --------    --------    --------
Increase (decrease) in cash and cash
  equivalents...........................        896        (100)       (195)
Cash and cash equivalents at beginning
  of year...............................      1,429       2,325       2,225
                                           --------    --------    --------
Cash and cash equivalents at end of
  year..................................   $  2,325    $  2,225    $  2,030
                                           --------    --------    --------
                                           --------    --------    --------
Supplemental disclosure of non-cash
  activity:
    In 1994, the Company issued 449,732
     shares of common stock in connection
     with the termination of the 1992
     Senior Management Stock Option
     Plan. (See Note O).
Supplemental disclosure of cash flow
  information:
  Cash paid for interest................   $  1,604    $  2,656    $  3,050
  Cash paid for income taxes............   $    574    $    822    $    390

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  Organization and Business

     The Company has been engaged in business since 1957 and was originally incorporated in California on November 6, 1968 and reincorporated in Delaware on August 28, 1987. The Company is engaged in the design, development, marketing and distribution of high quality toys worldwide. The Company's products are primarily manufactured in the People's Republic of China.

  Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, principally Galco International Toys, N.V. ('Galco'). All significant intercompany accounts have been eliminated in consolidation. Certain amounts in the financial statements of prior years have been reclassified to conform with the current year's presentation.

  Revenue Recognition

     The Company records a transaction as a sale when inventory is shipped to the customer and title passes. The Company provides for returns using a percentage of gross sales, based on historical experience.

  Foreign Currency Translation

     The financial statements of Galco have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ('SFAS') No. 52, Foreign Currency Translation. All asset and liability accounts have been translated using rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average of exchange rates in effect during the year. Gains or losses from foreign currency translation adjustments are charged or credited directly to a separate component of shareholders' equity.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents


     Cash equivalents consist primarily of marketable securities with original maturities of less than ninety days.

  Concentration of Credit Risk

     Accounts receivable primarily represent balances due from customers. The Company performs credit evaluations of each of its customers and maintains allowances for potential credit losses. Such losses have generally been within management's expectations.

  Inventories

     Inventories are stated at lower of cost (first-in, first-out) or market.

  Tooling and Related Costs

     Costs incurred for tooling and package design are deferred and amortized over the life of the products, which range from one to two years.

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Prepaid Expenses

     Prepaid expenses include costs such as those incurred in the creation of television commercials which are deferred and amortized over their lives which is estimated to be one year or the period the commercial is used, if shorter. On January 1, 1995, the Company implemented SOP 93-7 'Reporting on Advertising Costs.' Implementation of the new standard had no material impact on the financial statements. Prepaid expenses also include prepaid insurance, prepaid samples, prepaid advertising media, and royalty advances.

  Land, Building and Equipment

     Land, building and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided using the straight-line method over the estimated useful lives of the assets, or the term of the applicable lease, whichever is less. Estimated useful lives are 35 years for building and building improvements, 1 to 12 years for leasehold improvements, 5 years for office furniture, fixtures and equipment (including computer equipment), and 3 to 6 years for vehicles.

     For the year ended December 31, 1995, the Company implemented SFAS No. 121

'Accounting for the Impairment of Long-Lived Assets'. Implementation of SFAS No. 121 has been determined to have no material impact on the financial statements.

  Research and Development

     Research and development is expensed as it is incurred. Total expenses for the year 1993, 1994 and 1995 were $7,451,000, $7,288,000 and $7,886,000, respectively.

  Income Taxes

     In 1993, the Company retroactively adopted SFAS 109, 'Accounting for Income Taxes'. SFAS 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the Company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. Adoption of SFAS 109 did not have a material effect on the financial statements.

  Earnings Per Share

     Primary earnings per share is based on the net earnings (loss) applicable to common shares, after providing for the dividends in arrears on the preferred stock, for the year divided by the weighted average number of common and common equivalent shares outstanding. Primary earnings per share for the years ended December 31, 1994 and 1995 have been adjusted by common equivalent shares resulting from the assumed exercise of common stock options and stock warrants. Primary earnings per share for the year ended 1993 has not been adjusted by common equivalent shares since the effect would be anti-dilutive. Fully diluted earnings per share for the year ended 1994 includes the effect of the assumed conversion of the $17 Convertible Exchangeable Preferred Stock and the 8% Convertible Subordinated Debentures into common stock. Fully diluted earnings per share for the years ended December 31, 1995 and 1993 were the same as primary earnings per share since the effect of the assumed conversion is anti-dilutive.

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Recent Accounting Pronouncement


     In 1995, the FASB issued a new standard, SFAS No. 123, 'Accounting for Stock-Based Compensation', which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, 'Accounting for Stock Issued to Employees'. Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company has not determined which method it will follow in the future. The Company will be required to adopt the new standard for the year ending December 31, 1996.

NOTE B--ACCOUNTS RECEIVABLE, NET

                                                        DECEMBER 31,
                                                     ------------------
                                                      1994       1995
                                                     -------    -------
                                                       (IN THOUSANDS)
Trade receivables.................................   $65,757    $76,834
Provisions for:
  Advertising allowances..........................    (2,900)    (5,800)
  Return of defective goods.......................      (900)      (700)
  Markdowns and discounts.........................    (3,400)    (2,975)
  Doubtful accounts...............................      (897)      (507)
                                                     -------    -------
     Net trade receivables........................    57,660     66,852
Other receivables.................................       223      1,550
                                                     -------    -------
                                                     $57,883    $68,402
                                                     -------    -------
                                                     -------    -------

NOTE C--INVENTORIES

                                                        DECEMBER 31,
                                                     ------------------
                                                      1994       1995
                                                     -------    -------
                                                       (IN THOUSANDS)
Finished goods....................................   $15,596    $17,023
Raw materials and parts...........................     1,228        468
                                                     -------    -------
                                                     $16,824    $17,491
                                                     -------    -------

                                                     -------    -------

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE D--LAND, BUILDING AND EQUIPMENT, NET

                                                       DECEMBER 31,
                                                     ----------------
                                                      1994      1995
                                                     ------    ------
                                                      (IN THOUSANDS)
Land and building.................................   $9,564    $9,567
Office furniture, fixtures and equipment..........    4,360     4,646
Leasehold improvements............................      787     1,267
Vehicles..........................................      104       104
                                                     ------    ------
                                                     14,815    15,584
Less accumulated depreciation.....................    6,415     6,671
                                                     ------    ------
                                                     $8,400    $8,913
                                                     ------    ------
                                                     ------    ------

NOTE E--NOTES PAYABLE

     On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the 'New Agreement') with Congress Financial Corporation (Central) (the 'Lender'). The New Agreement extends through March 31, 1997 and provides a line of credit of $40 million, with provision to increase the line to $60 million at the option of the Company. Borrowing availability is determined by a formula based on qualified assets. The interest is at prime rate plus 1%. In consideration for entering into the New Agreement, the Company paid a $100,000 fee; additional fees will be paid if the Company exercises its option to increase the line. The Company has also agreed to pay an unused line fee of 0.25% and certain management fees. The New Agreement provides that the preferred dividend payment may not be made without the prior consent of the Lender. The deferred loan fee is included in other assets and is being amortized using a straight-line method over the term of the loan.

     The maximum outstanding borrowings, average outstanding balances and weighted average rates of interest for notes payable were as follows:

                                                        DECEMBER 31,
                                                     ------------------
                                                      1994       1995
                                                     -------    -------
                                                       (IN THOUSANDS)
Maximum outstanding at month end..................   $18,209    $30,235
Average outstanding amount during the year........     4,184     14,211
Weighted average interest rate for the year.......      11.2%      10.4%

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE F--INCOME TAXES

     Earnings (loss) before income taxes and the provision for income taxes are as follows:

                                                   DECEMBER 31,
                                           -----------------------------
                                             1993       1994       1995
                                           --------    -------    ------
                                                  (IN THOUSANDS)
Earnings (loss) before income taxes:
  Domestic..............................   $(10,806)   $18,861    $9,288
  Foreign...............................       (109)       341       711
                                           --------    -------    ------
                                           $(10,915)   $19,202    $9,999
                                           --------    -------    ------
                                           --------    -------    ------
Provision for income taxes:
Current:
  Federal...............................   $     --    $   490    $  187
  State.................................         --        201       278
  Foreign...............................          9         87       135
                                           --------    -------    ------
                                                  9        778       600
Deferred:

  Federal...............................         --         --        --
  State.................................         --         --        --
  Foreign...............................         --         --        --
                                           --------    -------    ------
                                           $      9    $   778    $  600
                                           --------    -------    ------
                                           --------    -------    ------

     Deferred tax liabilities (assets) consist of the following:

                                                   DECEMBER 31,
                                           ----------------------------
                                            1993       1994       1995
                                           -------    -------    ------
                                                  (IN THOUSANDS)
Prepaid expenses........................   $ 2,065    $ 1,586    $2,475
Other temporary differences.............       647        705       766
                                           -------    -------    ------
Gross deferred tax liabilities..........     2,712      2,291     3,241
                                           -------    -------    ------
Accrued expenses........................    (1,377)      (939)     (613)
Defectives provision....................      (560)      (315)     (245)
Other temporary differences.............    (1,936)    (2,970)   (3,244)
Net operating loss carryforwards........   (11,128)    (4,037)   (2,567)
Research and development tax credit
  carryforward..........................      (765)      (765)     (765)
Other...................................      (765)      (944)   (1,027)
                                           -------    -------    ------
Gross deferred tax assets...............   (16,531)    (9,970)   (8,461)
                                           -------    -------    ------
Deferred tax assets valuation
  allowance.............................    13,819      7,679     5,220
                                           -------    -------    ------
                                           $    --    $    --    $   --
                                           -------    -------    ------
                                           -------    -------    ------

     A deferred tax valuation allowance has been recorded for the net operating loss carryforwards and other credits which may not be utilized. The net change in the valuation allowance for deferred tax assets was an increase (decrease) of $1,648,000, ($6,140,000) and ($2,459,000) in 1993, 1994 and 1995, respectively.

     At December 31, 1995, the Company had federal net operating loss carryforwards for income tax purposes of approximately $7,300,000. The carryforwards expire in different years through the year 2008. The Company also has federal minimum tax credit carryforwards of $1,028,000 that are allowed to be carried forward indefinitely and federal research and development credits of $765,000, which will expire in different years

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE F--INCOME TAXES--(CONTINUED)

through the year 2003. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of operating loss carryforwards which can be utilized.

     The provision for income taxes differs from the provisions determined by applying the applicable U.S. statutory federal income tax rates to pretax income as a result of the following differences:

                                            YEARS ENDED DECEMBER 31,
                                           ---------------------------
                                           1993       1994       1995
                                           -----      -----      -----
Federal income taxes (benefit) at the
  U.S. statutory rate...................   (34.0%)     35.0%      35.0%
Increase (decrease) in income taxes
  resulting from:
  Effects of U.S. and foreign income
     taxes on foreign operations........     0.1       (0.2)      (1.1)
  State income taxes, net of loss
     carryforwards, less federal tax
     benefits...........................      --        0.9        2.8
  Benefit of reversing temporary
     differences for which benefits were
     not previously recorded............      --         --      (20.9)
  Loss carryback/carryforward...........    34.0      (31.6)     (13.8)
Other...................................      --         --        4.0
                                           -----      -----      -----
                                             0.1%       4.1%       6.0%
                                           -----      -----      -----
                                           -----      -----      -----

     During 1993, the Company settled with the Internal Revenue Service ('IRS') and the California Franchise Tax Board ('CFTB') regarding audits of the years 1982 through 1990 for federal purposes and 1983 through 1989 for California purposes. The Company adequately provided for the amounts settled with the IRS and the CFTB.


     No domestic deferred taxes have been provided on unremitted earnings of the foreign subsidiary. All such earnings are expected to be reinvested in the subsidiary. Undistributed earnings for which the Company has not provided taxes, which may be payable on distribution, were approximately $5,200,000 as of December 31, 1995. No foreign taxes will be withheld on the distribution of the untaxed earnings.

NOTE G--LEASES

     The Company leases its domestic warehouse and showroom facilities, and its facilities in Hong Kong. The leases have been classified as operating leases and are for terms expiring at various dates through 2000. Under the terms of the facility leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The Company has a lease option on the domestic warehouse to renew for one five-year term.

     Future minimum lease payments for all noncancellable operating leases as of December 31, 1995 (in thousands) are as follows:

YEARS ENDING
DECEMBER 31,
-------------------------
1996.....................   $  972
1997.....................      869
1998.....................      772
1999.....................      636
2000.....................      323
                            ------
                            $3,572
                            ------
                            ------

     Net rental expense for the years ended December 31, 1993, 1994 and 1995 was $1,449,000, $1,515,000 and $1,988,164, respectively.

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE H--ROYALTY CONTRACTS

     The Company has future minimum royalty guarantee payments as of December 31, 1995 (in thousands) as follows:


YEARS ENDING
DECEMBER 31,
-------------------------
1996.....................   $3,067
1997.....................    1,915
1998.....................      340
1999.....................      500
                            ------
                            $5,822
                            ------
                            ------

NOTE I--ACCRUED EXPENSES

                                                        DECEMBER 31,
                                                     ------------------
                                                      1994       1995
                                                     -------    -------
                                                       (IN THOUSANDS)
Accrued advertising...............................   $   272    $    --
Accrued royalties.................................     6,039      6,003
Accrued compensation and commissions..............     3,875      4,814
Accrued freight and duty..........................     1,483        495
Accrued interest..................................     1,108      1,139
Accrued inventory purchase commitments............     1,320      1,450
Other accrued expenses............................       842        646
                                                     -------    -------
                                                     $14,939    $14,547
                                                     -------    -------
                                                     -------    -------

     During 1995, the Company settled with the United States Customs Service ('Customs') regarding the audit of duty due on importations of goods into the United States of the years 1988 through 1991. The Company adequately provided for the amount settled with Customs.

NOTE J--LONG-TERM DEBT

                                                        DECEMBER 31,
                                                     ------------------
                                                      1994       1995
                                                     -------    -------
                                                       (IN THOUSANDS)

8% Convertible Subordinated Debentures due and
  payable on November 30, 2000, interest paid
  semi-annually...................................   $14,000    $14,000
Mortgage secured by headquarters land and
  building, payable in monthly installments of
  $55,314 (principal and interest) through
  November 30, 1996 when the remaining outstanding
  balance is due, interest rate 10.3%.............     4,616      4,422
                                                     -------    -------
                                                      18,616     18,422
Current portion...................................       202      4,422
                                                     -------    -------
                                                     $18,414    $14,000
                                                     -------    -------
                                                     -------    -------

     On November 17, 1993, the Company issued in a private placement $14 million in principal amount of 8% Convertible Subordinated Debentures (the '8% Debentures'), at par. The interest is to be paid semi-annually. The 8% Debentures mature on November 30, 2000 and are convertible into shares of the Company's common

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE J--LONG-TERM DEBT--(CONTINUED)

stock at $9.26 calculated based upon 115% of the average of the Company's closing common stock price for the ten business days ending November 12, 1993. In connection with the 8% Debentures, the Company paid a commission to its investment bankers of $560,000 and issued warrants for 150,000 shares, which were valued at $525,000 and recorded as additional paid-in capital. These deferred loan costs are included in other assets and are amortized using a straight-line method over the term of the loan. (See Note R.)

NOTE K--MAJOR CUSTOMERS

     The Company had transactions with one customer, Toys 'R' Us, Inc. that accounted for approximately 21% of net revenues in 1993 and 1994, and 20% of net revenues in 1995. Wal-Mart accounted for approximately 11% of net revenues in 1995.

NOTE L--PROFIT SHARING PLAN


     The Company has a 401(k) profit sharing plan covering all non-union full-time employees. The plan is qualified under Section 401(a) of the Internal Revenue Code so that contributions to the plan by the Company are not taxable until distributed to employees. Contributions under the plan are at the discretion of the Board of Directors and are subject to the amounts allowable under applicable provisions of the Internal Revenue Code. No Company contributions have been made in 1993, 1994 or 1995.

NOTE M--LITIGATION

     On May 17, 1990, the Company filed a complaint against Nintendo of America, Inc. ('Nintendo') seeking a declaratory judgment and injunctive relief in the United States District Court, Northern District of California (the 'District Court'). This complaint sought confirmation of the Company's right to market, distribute and sell its Game Genie product. On June 1, 1990, Nintendo filed a complaint in the same District Court alleging copyright and trademark infringement and seeking a preliminary and permanent injunction and unspecified damages.

     On April 11, 1994, Nintendo paid the Company $16.1 million representing the full damage award plus interest and related costs. The Company retained approximately $12.1 million of this amount, and the Company's Game Genie licensors were paid the remaining $4.0 million. Notwithstanding such payment, on June 20, 1994, Nintendo filed a petition for a Writ of Certiorari with the United States Supreme Court, which asked the Supreme Court to review the damage award on a discretionary basis. On October 3, 1994, the Supreme Court rejected Nintendo's petition and affirmed Galoob's right to the full damage award. There is no further basis for appeal by Nintendo.

     Nintendo's original trademark claim and the Company's original anti-trust cross-claim against Nintendo were severed from the copyright claims that were adjudicated on July 3, 1991. On January 18, 1995 these claims were dismissed with prejudice by Nintendo and Galoob, respectively. The Nintendo Game Genie infringement lawsuit is now complete.

     The Company is involved in various other litigation and legal matters which are being defended and handled in the ordinary course of business. None of these matters is expected to result in outcomes having a material adverse effect on the Company's consolidated financial position or results of operation.

NOTE N--SHAREHOLDERS' EQUITY

     In 1989, the Company issued 183,950 authorized shares of $17 Convertible Exchangeable Preferred Stock with a $200 liquidation value (the 'Preferred Stock') and deposited them with a U.S. Bank (the 'Depositary') and sold in a public offering an aggregate of 1,839,500 Depositary Convertible Exchangeable Preferred Shares

                       GALOOB TOYS, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE N--SHAREHOLDERS' EQUITY--(CONTINUED)

(the 'Depositary Shares') at a price of $20 per share. Each Depositary Share represents 1/10th share of Preferred Stock and has a cumulative dividend rate of $1.70 per annum, payable quarterly, and may be converted into common stock at the option of the holders at an initial price of $16.875 per share of common stock.

     The Depositary Shares are redeemable in whole or in part at any time, at the option of the Company, at redemption prices ranging from $21.36 to $20.00 plus dividends accrued and unpaid to the redemption date, provided certain redemption requirements are met which are based on the market price of the Company's common stock.

     The entire issue of Depositary Shares (in multiples of ten) and the entire issue of Preferred Stock is exchangeable, at the option of the Company, on any dividend payment date for the Company's 8-1/2% Convertible Subordinated Debentures due October 1, 2014 (the '8-1/2% Debentures') at the rate of $20.00 principal amount of 8-1/2% Debentures for each Depositary Share. At any time following the occurrence of certain change in control transactions, each holder of Depositary Shares, the Preferred Stock, or of 8-1/2% Debentures, as the case may be, has the right to cause the Company to exchange the Depositary Shares (in multiples of ten), the Preferred Stock or the 8-1/2% Debentures, as the case may be, for the Company's Subordinated Debentures due October 1, 2014 (the 'Reset Debentures').

     As long as the Preferred Stock, the 8-1/2% Debentures, or the Reset Debentures are outstanding, the Company will be subject to limitations on the payment of certain common stock dividends and other distributions and on the purchase, redemption, or other acquisition of capital stock. No common stock dividends may be paid unless the Preferred Stock dividends are current. The Company has reserved 2,180,148 shares of common stock for the conversion of the Preferred Stock.

     On June 10, 1992, the Company announced it would not pay the July 1, 1992 $0.425 per share quarterly dividend on its Depositary Shares which represent shares of the Company's Preferred Stock. The Company has not paid the subsequent quarterly dividends. As of January 1, 1996, the dividend was cumulatively fifteen quarters in arrears, representing a total dividend arrearage of $11.7 million. By the terms of the Certificate of Designations for the Company's Preferred Stock, the Company is not legally obligated to pay any such arrearage. The Company has consistently maintained that it is not in its best interest to reinstate the dividend until the Company has generated consistent net income from operations and continuation of such profitability can be reasonably expected. Based upon recent results, the Company has been evaluating its alternatives with regard to the Preferred Stock. The net earnings (loss) per share calculation includes a provision for the Preferred Stock dividends in arrears. No common stock dividends may be paid unless all Preferred Stock dividend payments are current. As a result of the cumulative dividend being six or more quarters in arrears, on July 15, 1994 the holders of the Preferred Stock exercised their right to elect two directors. (See Note R.)

     In 1990, the Company adopted a Stockholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of common stock. Each Right will entitle holders of the Company's common stock to buy one-thousandth of a share of Series A Preferred Stock of the Company at an exercise price of $43.00, subject to adjustment. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the common stock (other than pursuant to certain transactions involving the Company) (an 'Acquiring Person') or announces a tender or exchange offer that would result in such person or group beneficially owning 20% or more of the common stock (other than a tender or exchange offer for all outstanding shares at a price determined by the non-affiliated directors to be fair).

     If any person becomes the beneficial owner of 20% or more of the common stock (other than pursuant to certain transactions involving the Company or a tender or exchange offer for all outstanding shares at a price determined by the non-affiliated directors to be fair), or an Acquiring Person engages in certain 'self-dealing' transactions including a merger in which the Company is the surviving corporation, each Right not owned by such Acquiring Person will enable its holder to purchase, at the Right's then-current exercise price, shares of the

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE N--SHAREHOLDERS' EQUITY--(CONTINUED)

common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value of twice the Right's exercise price. In addition, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or if the Company sells or transfers 50% or more of its assets or earning power, each Right not owned by such Acquiring Person will entitle its holder to purchase, at the Right's then-current exercise price, common shares of the acquiring company having a value of twice the Right's exercise price.

     The Rights will expire January 17, 2000 or they may be redeemed by the Company at $.01 per share prior to that date. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of the Company.

NOTE O--STOCK OPTIONS AND WARRANTS

     The Board of Directors and the shareholders adopted an Employee Stock

Option Plan in 1984 (the '1984 Plan'). During 1994, the 1984 Plan was amended to extend the plan until April 20, 2004 and to increase the aggregate number of shares available under the 1984 Plan. The 1984 Plan authorizes the Board of Directors to grant to officers and employees of the Company and certain of its subsidiaries options to purchase up to an aggregate of 1,589,997 common shares. Stock options are exercisable in accordance with the determination of the Board of Directors made at the time of their grant, and expire not more than ten years after the date of grant. Stock options granted under the 1984 Plan in 1993, 1994 and 1995 were at 100% of market price.

     As of December 31, 1995, 241,029 shares remain available for future grants.

     Stock option activity pursuant to the 1984 Plan is summarized as follows:

                                         1993          1994          1995
                                      ----------    ----------    -----------
Options outstanding:
  At January 1.....................      320,608       275,399        331,899
  Granted..........................      120,000       161,000        320,000
  Exercised........................      (14,800)      (97,000)       (60,575)
  Cancelled........................     (150,409)       (7,500)       (19,824)
                                      ----------    ----------    -----------
  At December 31...................      275,399       331,899        571,500
                                      ----------    ----------    -----------
                                      ----------    ----------    -----------
Options exercisable:
  At December 31...................      174,149       181,899        201,500
                                      ----------    ----------    -----------
                                      ----------    ----------    -----------

Option prices per share:
  Granted..........................   $3.25-7.38    $5.75-8.38    $5.75-11.88
  Exercised........................         3.00     3.25-5.63      3.00-6.25
  Cancelled........................    3.00-6.38     3.00-6.13      3.00-6.13

     In 1992, the Board of Directors and the shareholders adopted the 1992 Senior Management Stock Option Plan (the '1992 Plan'), a variable stock option plan. Under the 1992 Plan 800,000 shares were reserved and options for 800,000 shares were issued and outstanding at December 31, 1993. These options vest over three years and expire after ten years. The initial exercise prices were $5.625 for 700,000 shares and $3.25 for 100,000 shares, respectively, the market prices on the dates granted. The exercise prices were adjusted downward on a pro-rata basis as the trading price of the stock increased above the initial exercise price so that the exercise price would be $.01 when the trading price of the stock was $19.00.

     Generally accepted accounting principles ('GAAP') for variable stock option plans required the Company to record a compensation expense accrual measured by the difference between the market price of the common

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE O--STOCK OPTIONS AND WARRANTS--(CONTINUED)

stock underlying an option and the option price as of December 31, 1993. The sharp rise in the price of the Company's common stock during the fourth quarter of 1993, therefore, required a charge to earnings.

     The Company believed that the application of GAAP could have resulted in large and repeated future distortion to reported quarterly earnings of the Company, based on fluctuations in the stock price so long as the 1992 Plan remained in effect. Therefore, on January 26, 1994, the Board of Directors of the Company ('Board') terminated the 1992 Plan, subject to shareholder approval. In connection with the termination of the 1992 Plan, the Company recorded an accrued liability on its balance sheet at December 31, 1993 in the amount of $4,046,000 and recorded a non-recurring, non-cash charge to earnings. In addition, in connection with the termination of the 1992 Plan, the Company granted an aggregate of 449,732 shares of common stock to the holders of the cancelled options, also subject to shareholder approval. In the second quarter of 1994, subsequent to the approval by the shareholders, the Company eliminated the accrued liability of $4,046,000 and increased shareholders' equity by the same amount for the common stock issued. In 1995, 12,677 of the granted shares were reacquired by the Company at no cost per the terms of the 1992 Plan.

     Also, on January 26, 1994 the Board adopted the 1994 Senior Management Stock Option Plan (the '1994 Plan'), subject to shareholder approval. Each holder of options under the 1992 Plan was granted new options with an option exercise price of $9.00, the trading price of the common stock of the Company at the time of the Board actions. The shareholders approved the 1994 Plan in June 1994. As of December 31, 1995, there are outstanding options to purchase 742,592 shares under the 1994 Plan. During 1995, the shareholders adopted the 1995 Non-Employee Directors Stock Option Plan (the '1995 Plan'). The 1995 Plan provides for the automatic granting annually to each non-employee director options immediately exercisable into 2,000 shares of common stock at the fair market value on the grant date. Options were granted on July 1, 1995 and will be granted on each January 1 thereafter. The maximum number of share options under the 1995 Plan is 160,000. As of December 31, 1995, there were outstanding options to purchase 16,000 shares at an exercise price of $8.00 per share.

     On July 7, 1988, in consideration for entering into a credit agreement, the Company issued warrants to purchase 785,732 shares of common stock at an exercise price of $4.50 per share. One half of the warrants issued on July 7,

1988 were repurchased on May 25, 1989 for $400,000. On December 11, 1991, the Company issued warrants to purchase 25,000 shares of common stock at an exercise price of $4.375 per share. On November 17, 1993, the Company issued warrants relating to the 8% Debentures to purchase 150,000 shares of common stock at an exercise price of $9.50 per share.

NOTE P--RELATED PARTY TRANSACTIONS

     The Company has retained the legal services of Shereff, Friedman, Hoffman & Goodman, LLP in recent years. One of the Company's directors is a partner of Shereff, Friedman, Hoffman & Goodman, LLP. The total amount of fees paid to Shereff, Friedman, Hoffman & Goodman, LLP in 1994 and 1995 were approximately $0.4 million and $0.3 million, respectively, exclusive of the director's fees paid to Martin Nussbaum, a partner in the firm of Shereff, Friedman, Hoffman & Goodman, LLP, as compensation for his service as Chairman of the Executive Committee of the Board of Directors.

     The Company has retained the insurance brokerage services of Rollins Hudig Hall ('RHH') in recent years. One of the Company's directors is the President and Chief Executive Officer of Rollins Real Estate/Investment, a division of RHH. The total amount of insurance premiums paid to RHH in 1994 and 1995 were approximately $1.4 million and $1.3 million, respectively.

     In 1994, the Company sold its minority interest in Galoob Toys Canada, Inc., which continues to act as the Company's distributor in Canada and which accounted for less than 5% of the Company sales.

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE Q--DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     o Current Assets and Current Liabilities
       The carrying value of cash, cash equivalents, accounts receivables, short-term borrowings, accounts payable and accrued expenses approximate fair value because of their short maturity.

     o Long-Term Debt
       The fair value of the Company's long-term debt is estimated based on the quoted market price of the underlying common stock which would be received upon conversion. At December 31, 1995, the carrying amount and estimated fair value of long-term debt are $14.0 million and $17.8 million, respectively.

NOTE R--SUBSEQUENT EVENTS

     On February 12, 1996, the Company announced that it was calling for redemption of its 8% Convertible Subordinated Debentures originally due November 30, 2000 (the 'Debentures'), and was commencing an exchange offer for its Depositary Convertible Exchangeable Preferred Shares (the 'Preferred Shares').

     Under the terms of the redemption, the $14,000,000 Debentures now outstanding will be redeemed on or about March 22, 1996, unless converted into the Company's Common Stock by the holders prior to the redemption date. Until the redemption date, the Debentures are convertible into an aggregate of 1,511,872 shares of Common Stock at the rate of $9.26 principal amount for each share of Common Stock. The Company became entitled to redeem the Debentures when the average closing price of its Common Stock for twenty consecutive days exceeded 150% of the conversion price.

     Under the terms of the exchange offer, the Company will offer to exchange
1.85 shares of Common Stock for each of the 1,839,500 Preferred Shares currently outstanding. The exchange offer has an expiration date of March 29, 1996, and is conditioned on, among other things, the receipt of valid tenders from the holders of at least 75 percent of the outstanding Preferred Shares.

NOTE S--SEGMENT INFORMATION

     The Company's operations are in one industry segment: the sale of toys primarily to major retail outlets. The Company operates in two primary geographic areas, the U.S. and Europe, and there are no sales between geographic areas.

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995--(CONTINUED)


NOTE S--SEGMENT INFORMATION--(CONTINUED)

     Information about the Company's operations in different geographic locations are as follows:

                                            1993        1994        1995
                                           -------    --------    --------
                                                   (IN THOUSANDS)
United States

  Non-affiliated customer revenue.......   $88,821    $119,702    $139,373
  Earnings (loss) from operations.......    (1,341)      6,383       9,837
  Identifiable assets...................    61,706      87,653     111,639
Foreign
  Non-affiliated customer revenue.......    45,513      59,090      80,671
  Earnings (loss) from operations.......    (7,874)      2,939       3,152
  Identifiable assets...................     9,299      13,113       8,445
Consolidated
  Net revenues..........................   134,334     178,792     220,044
  Earnings (loss) from operations.......    (9,215)      9,322      12,989
  Net proceeds from Nintendo award......        --      12,124          --
  Interest expense......................    (1,836)     (2,609)     (3,429)
  Other income, net.....................       136         365         439
                                           -------    --------    --------
  Earnings (loss) before income taxes...   (10,915)     19,202       9,999
  Identifiable assets...................   $71,005    $100,766    $120,084

NOTE T--QUARTERLY FINANCIAL DATA (UNAUDITED)


     Quarterly financial data are summarized in the following table:



                                                NET       NET EARNINGS
                         NET        GROSS     EARNINGS     (LOSS) PER
                       REVENUES    MARGIN      (LOSS)     COMMON SHARE
                       --------    -------    --------    ------------
                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1994
lst Quarter.........   $ 30,235    $13,472    $ (1,648)      $(0.25)
2nd Quarter.........     33,720     13,939       9,753         0.91
3rd Quarter.........     50,273     22,653       3,909         0.30
4th Quarter.........     64,565     33,572       6,410         0.55

1995
1st Quarter.........   $ 33,341    $11,849    $ (4,171)      $(0.49)
2nd Quarter.........     38,219     13,258      (4,087)       (0.48)
3rd Quarter.........     65,518     28,870       6,837         0.58
4th Quarter.........     82,966     45,233      10,820         0.93

1996
1st Quarter.........   $ 37,522    $16,185    $ (4,115)      $(2.71)
2nd Quarter.........     49,201     22,758         387         0.02
3rd Quarter.........     88,547     43,286       9,269         0.57

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS, EXCEPT SHARES)



                                 SEPTEMBER 30,    DECEMBER 31,    SEPTEMBER 30,
                                     1995             1995            1996
                                 -------------    ------------    -------------
                                  (UNAUDITED)      (AUDITED)       (UNAUDITED)
            ASSETS
Current Assets:
  Cash and cash equivalents...     $   3,758        $  2,030        $   2,244
  Accounts receivable, net....        65,873          68,402           99,018
  Inventories.................        19,236          17,491           23,219
  Tooling and related costs...         7,298           8,311           15,247
  Prepaid expenses and other
     assets...................         9,975          10,348            9,069
                                 -------------    ------------    -------------
     Total current assets.....       106,140         106,582          148,797
Land, building and equipment,
  net.........................         8,168           8,913           10,158
Other assets..................         3,036           4,589            6,000
                                 -------------    ------------    -------------
                                   $ 117,344        $120,084        $ 164,955
                                 -------------    ------------    -------------
                                 -------------    ------------    -------------

LIABILITIES AND SHAREHOLDERS'
             EQUITY
Current Liabilities:
  Notes payable...............     $  25,312        $ 15,071        $  44,043
  Accounts payable............        18,968          17,141           25,137
  Accrued expenses............        10,921          14,547           17,159
  Income taxes payable........           248             731            1,742
  Current portion of long-term
     debt.....................           214           4,422            4,266
                                 -------------    ------------    -------------
     Total current
       liabilities............        55,663          51,912           92,347
Long-term debt................        18,256          14,000               --
Shareholders' equity:
  Preferred stock
     Authorized 1,000,000
       shares
     Issued and outstanding
       183,950 shares, 183,950

       shares and 0 shares of
       $17 Convertible
       Exchangeable Preferred
       Stock at $200
       liquidation value per
       share..................        36,790          36,790               --
  Common stock, par value $.01
     per share
     Authorized 50,000,000
       shares
     Issued and outstanding
       10,077,265 shares,
       10,089,961 shares and
       15,149,651 shares......           101             101              152
  Additional paid-in
     capital..................        31,671          31,579          106,030
  Retained earnings
     (deficit)................       (24,690)        (13,851)         (33,127)
  Cumulative translation
     adjustment...............          (447)           (447)            (447)
                                 -------------    ------------    -------------
     Total shareholders'
       equity.................        43,425          54,172           72,608
                                 -------------    ------------    -------------
                                   $ 117,344        $120,084        $ 164,955
                                 -------------    ------------    -------------
                                 -------------    ------------    -------------


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,
                                           ----------------------
                                             1995          1996
                                           --------      --------
                                                (UNAUDITED)

Net revenues............................   $137,078      $175,270
Costs of products sold..................     83,101        93,041
                                           --------      --------
Gross margin............................     53,977        82,229
                                           --------      --------
Operating expenses:
  Advertising and promotion.............     17,739        23,477
  Other selling and administrative......     18,744        23,746
  Royalties, research and development...     16,771        25,599
                                           --------      --------
Total operating expenses................     53,254        72,822
                                           --------      --------
Earnings (loss) from operations.........        723         9,407
Interest expense........................     (2,357)       (2,665)
Other income (expense), net.............        213           185
                                           --------      --------
Earnings (loss) before income taxes.....     (1,421)        6,927
Provision for income taxes..............         --         1,386
                                           --------      --------
Net earnings (loss).....................     (1,421)        5,541
Preferred stock dividends:
  Paid..................................         --             6
  In arrears............................      2,345            15
Charge related to the exchange of
  preferred stock for common............         --        24,279
                                           --------      --------
Net earnings (loss) applicable to common
  shares................................   $ (3,766)     $(18,759)
                                           --------      --------
                                           --------      --------
Common shares and common share
  equivalents outstanding--Average......     10,068        13,565
Net earnings (loss) per common share:
  Primary...............................   $  (0.37)     $  (1.38)
  Fully diluted.........................   $  (0.37)     $  (1.38)


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS, EXCEPT SHARES)




                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,
                                           --------------------
                                             1995        1996
                                           --------    --------
                                               (UNAUDITED)
Cash flow from operating activities:
  Net earnings (loss)...................   $ (1,421)   $  5,541
  Adjustments to reconcile net earnings
     (loss) to net cash provided by
     (used in) operating activities:
     Depreciation.......................        398         540
     Changes in assets and liabilities:
       Accounts receivable..............     (7,990)    (30,616)
       Inventories......................     (2,412)     (5,728)
       Tooling and related costs........      1,081      (6,936)
       Prepaid expenses and other
        assets..........................     (5,957)       (964)
       Accounts payable.................      3,995       7,996
       Accrued expenses.................     (4,006)      2,939
       Income taxes payable.............       (251)      1,011
                                           --------    --------
     Net cash (used in) provided by
      operating activities..............    (16,563)    (26,217)
                                           --------    --------
Cash flow from investing activities:
  Investment in land, building and
     equipment, net.....................       (166)     (1,785)
                                           --------    --------
     Net cash (used in) provided by
      investing activities..............       (166)     (1,785)
                                           --------    --------
Cash flow from financing activities:
  Net borrowings under notes payable....     18,341      28,972
  Repayments under long-term debt
     agreements.........................       (158)       (156)
  Proceeds from issuance of common
     stock..............................         79       1,144
  Redemption of preferred stock.........         --        (462)
  Costs associated with the conversion
     of debentures and the preferred
     shares exchange....................         --      (1,282)
                                           --------    --------
  Net cash (used in) provided by
     financing activities...............     18,262      28,216
                                           --------    --------
Increase (decrease) in cash and cash
  equivalents...........................      1,533         214
Cash and cash equivalents at beginning
  of period.............................      2,225       2,030
                                           --------    --------
Cash and cash equivalents at end of
  period................................   $  3,758    $  2,244

                                           --------    --------
                                           --------    --------

Supplemental disclosure of non-cash
  activity:
    During the nine months ended
     September 30, 1996, $14,000 of the
     Company's 8% convertible
     subordinated debentures were
     converted into 1,511,872 shares of
     its common stock. Deferred loan
     costs and accrued interest amounting
     to approximately $505, net, were
     debited to additional paid-in capital.
     See Note H.
    During the nine months ended September
     30, 1996, 1,822,899 depositary shares
     of the Company's preferred stock were
     exchanged for 3,359,432 shares of its
     common stock. See Note I.


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                       GALOOB TOYS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)

NOTE A--CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



     The condensed consolidated balance sheets as of September 30, 1995 and 1996 and the condensed consolidated statements of operations for the nine month periods ended September 30, 1995 and 1996 and the condensed consolidated statements of cash flows for the nine month periods ended September 30, 1995 and 1996 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1995 and 1996 and for all periods presented have been made.



     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 1995. Certain amounts in the financial statements of prior years have been reclassified to conform with the current year's presentation.



     The results of operations for the nine month periods ended September 30, 1995 and 1996 are not necessarily indicative of the operating results for the full year.



NOTE B--LEGAL



     Other selling and administrative expenses for the nine months ended September 30, 1996 include $0.5 million of net additional expense resulting from
(a) the estimated net cost to the Company of an adverse judgment in a lawsuit,
(b) an additional recovery received by the Company in settlement of a claim for damages, and (c) legal expenses incurred in connection with such lawsuit and claim.




NOTE C--CREDIT AGREEMENT



     On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the 'Loan Agreement') with Congress Financial Corporation (Central) (the 'Lender'). The Loan Agreement extends through March 31, 1997 and provided an original line of credit of $40 million which has been increased to $50 million, with a provision to increase the line to $60 million at the option of the Company. Borrowing availability is determined by a formula based on both accounts receivable and inventories. The interest rate is at prime rate plus 1%. In consideration for entering into the Loan Agreement, the Company paid a $100,000 fee; additional fees of $100,000 were paid as the Company exercised its option to increase the line. The Company has also agreed to pay an unused line fee of 0.25% and certain management fees.



NOTE D--INVENTORIES



                                 SEPTEMBER 30,    DECEMBER 31,    SEPTEMBER 30,
                                     1995             1995            1996
                                 -------------    ------------    -------------
                                                 (IN THOUSANDS)
Finished goods................      $18,521         $ 17,023         $23,165
Raw materials and parts.......          715              468              54
                                 -------------    ------------    -------------
                                    $19,236         $ 17,491         $23,219
                                 -------------    ------------    -------------
                                 -------------    ------------    -------------



NOTE E--TOOLING AND RELATED COSTS



     Effective January 1, 1996, the Company changed the timing of its annual amortization of tooling, packaging design and sample costs. These costs are now being amortized on a percentage of annual sales basis rather than the previous straight-line basis. The Company believes this change improves the matching of costs and revenues within the annual period. The effect of this change in timing was to increase costs of products sold by approximately $600,000 for the three months ended September 30, 1996 and decrease costs of products sold by

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)



NOTE E--TOOLING AND RELATED COSTS--(CONTINUED)


approximately $900,000 for the nine months ended September 30, 1996. This change in estimate will result in no impact on net income on an annual basis.



     Research and development expenses incurred amounted to $6.2 million and $7.4 million for the nine months ended September 30, 1995 and 1996, respectively.



NOTE F--INCOME TAXES



     At December 31, 1995, the Company had federal net operating loss carryforwards for income tax purposes of approximately $7,300,000. The carryforwards expire in various years through the year 2008. The Company also has federal minimum tax credit carryforwards of $1,028,000 that are allowed to be carried forward indefinitely and federal research and development credits of $765,000, which will expire in various years through the year 2003. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of operating loss carryforwards which can be utilized.



     No domestic deferred taxes have been provided on unremitted earnings of the Company's foreign subsidiary. All such earnings are expected to be reinvested in the subsidiary. Undistributed earnings, for which the Company has not provided U.S. taxes which may be payable on distribution, were approximately $5,200,000 as of December 31, 1995. No foreign taxes will be withheld on the distribution of the untaxed earnings.



NOTE G--RELATED PARTY TRANSACTIONS




     On August 29, 1996, Mark D. Goldman, President, Chief Executive Officer and Director of the Company, borrowed $950,000 in connection with the purchase of a personal residence and executed a note payable to the Company, which is secured by a second mortgage on such residence. The note will bear no interest unless Mr. Goldman's employment with the Company is terminated, and, at such time, the note will bear interest at one percent per annum in excess of the prime rate. Principal in the amount of $100 shall be paid on the first of each month. The balance of the principal shall be paid on the earlier to occur of (i) August 30, 2006 or (ii) one year from the date Mr. Goldman's employment with the Company is terminated.



NOTE H--LONG-TERM DEBT



     In February 1996, the Company issued a call for the redemption of its 8% Convertible Subordinated Debentures originally due November 30, 2000 (the 'Debentures'). This call resulted in the conversion on March 15, 1996, of all $14,000,000 Debentures at $9.26 per share and the issuance of 1,511,872 new shares of common stock.



NOTE I--SHAREHOLDERS' EQUITY



     In February 1996, the Company offered to exchange 1.85 shares of its common stock for each Depositary Exchangeable Preferred Share (the 'Depositary Shares') outstanding. Each Depositary Share represents 1/10th of a share of $17.00 Convertible Exchangeable Preferred Stock. This inducement offer was accepted by the owners of 98% of the Depositary Shares resulting in the issuance of 3,336,433 shares of common stock on March 29, 1996. Generally accepted accounting principles require a non-cash charge to reduce Net Earnings Applicable to Common Shares in the calculation of Earnings Per Share for the fair value of the securities issued in excess of the existing conversion rate of approximately 1.185 common shares per Depositary Share. This charge amounted to $24,279,000 and had the effect of reducing net earnings (loss) per common share by $1.76 from earnings per common share of $.38 to a net loss per common share of $1.38 in the nine months ended September 30, 1996.

                       GALOOB TOYS, INC. AND SUBSIDIARIES

                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)



NOTE I--SHAREHOLDER'S EQUITY--(CONTINUED)


     Of the remaining 2% of the Depositary Shares, approximately 1% of the shares were converted using the conversion rate of approximately 1.185 common shares and the remaining 1% were redeemed in cash for approximately $462,000 during the quarter ended June 30, 1996.



NOTE J--RECENT ACCOUNTING PRONOUNCEMENT



     The FASB issued a new standard, SFAS No. 123, 'Accounting for Stock-Based Compensation,' which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, 'Accounting for Stock Issued to Employees.' Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company has determined to continue to account for stock options using APB Opinion 25 and will make required pro forma disclosures in the notes to its consolidated financial statements. The Company will be required to adopt the new standard for the year ending December 31, 1996.



NOTE K--PROPOSED EQUITY OFFERING



     On September 27, 1996, the Company filed a registration statement with the Securities and Exchange Commission for a public offering of 2,392,866 shares of its common stock. Two million of these shares will be offered by the Company, and 392,866 shares will be offered by an unaffiliated holder of warrants to purchase the Company's common stock that were originally granted in 1988. The Company has granted the underwriters a 45-day option to purchase up to 358,930 additional shares of common stock solely to cover over-allotments.



     The net proceeds to the Company from the sale of 2,000,000 shares offered by it will be used to repay indebtedness under its short-term credit facility, retire a mortgage on the Company's headquarters, and for working capital and general corporate purposes, which could include payments to acquire entertainment license rights or other license rights for future toy products and properties.

                                   GALOOB(R)


                                "LOGOS OF TOYS"

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED HEREBY OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary.............................     3
Risk Factors...................................     7
Use of Proceeds................................    12
Dividend Policy................................    12
Price Range of Common Stock....................    12
Capitalization.................................    13
Selected Consolidated Financial Data...........    14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    15
Business.......................................    21
Management.....................................    32
Principal and Selling Stockholders.............    40
Certain Relationships and Related
  Transactions.................................    41
Description of Capital Stock...................    41
Underwriting...................................    44
Legal Matters..................................    45
Experts........................................    45
Available Information..........................    45
Index to Consolidated Financial Statements.....   F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                     [LOGO]


                                2,392,866 SHARES
                                       OF
                                  COMMON STOCK


                        --------------------------------

                                   PROSPECTUS

                        --------------------------------


                       GERARD KLAUER MATTISON & CO., LLC

                            WILLIAM BLAIR & COMPANY

                           JEFFERIES & COMPANY, INC.



                                          , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts. All of the following costs and expenses are estimated except the Securities and Exchange Commission Registration Fee and the NASD Filing Fee.


Securities and Exchange Commission Registration Fee...........  $   27,104
NASD Filing Fee...............................................  $    8,360
Printing and Engraving Expenses...............................  $  200,000
Counsel Fees and Expenses.....................................  $  220,000
Accountants' Fees and Expenses................................  $   90,000
Blue Sky Fees and Expenses....................................  $   15,000
Transfer Agent and Registrar Fees and Expenses................  $   10,000
NYSE Listing Fee..............................................  $    8,500
Miscellaneous.................................................  $  321,036
                                                                ----------
Total.........................................................  $  900,000
                                                                ----------
                                                                ----------



     The Company will pay all expenses of the Company and the Selling Stockholder (other than underwriting discounts on shares of Common Stock sold by the Selling Stockholder) relating to this offering.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The indemnification of officers and directors of the Company is governed by
Section 145 of the General Corporation Law of the State of Delaware (the 'DGCL') and the Certificate of Incorporation and By-Laws of the Company. Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys'
fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority vote of a quorum consisting of the directors who were not parties to the action or, if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the Company to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the Company would have the statutory power to indemnify such persons against the liabilities insured.

     The Certificate of Incorporation of the Company (the 'Certificate') provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The Certificate also provides that directors, officers, employees and others shall be indemnified to the fullest extent authorized by the DGCL, as in effect (or, to the extent indemnification is broadened, as it may be amended), against any and all expense, liability and loss (including attorneys' fees, judgments, penalties, fines, ERISA excise taxes and judgments, fines and amounts paid or to be paid in settlement) from threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative. The Certificate further provides that, to the extent permitted by the DGCL, expenses so incurred by any such person in defending an action, suit or proceeding shall, at his request, be paid by the Company in advance of the final disposition of such action or proceeding.

     The Certificate provides that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition shall not be exclusive of any other right which any person may have or acquire under any statute, provision of the Certificate or By-Laws of the Company, agreement, vote of stockholder or disinterested directors, or otherwise.

     The Company has obtained directors' and officers' liability and company reimbursement insurance which, among other things (i) provides for payment on behalf of its officers and directors against loss as defined in the policy stemming from acts committed by directors and officers in their capacity as such and (ii) provides for payment on behalf of the Company against such loss but only when the Company shall be required or permitted to indemnify directors or officers for such loss pursuant to statutory or common law or pursuant to duly effective Certificate or By-Law provisions.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the 'Act'), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In a November 1993 private placement, the Company raised $14,000,000 through the sale of its 8% Convertible Subordinated Debentures due 2000 (the 'Debentures'). The Debentures mature on November 30, 2000 and are convertible into 1,511,872 shares of common stock of the Company ('Common Stock') based on the current $9.26 conversion price. In connection with the sale of the Debentures, the Company paid a commission to its investment banker of $560,000 and issued it warrants to purchase 150,000 shares of Common Stock, at an exercise price of $9.50 per share. The issuance of the above securities was deemed to be exempt from registration under the Act, in reliance on Section 4(2) thereof or Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.

     On February 12, 1996, the Company issued a call for the redemption of its Debentures. In connection with the redemption, holders of Debentures exercised their right to convert the Debentures into Common Stock at the rate of $9.26 principal amount for each share of Common Stock. This resulted in the conversion of all of the

Debentures in to 1,511,872 shares of Common Stock at $9.26 per share. The issuance of the above securities was deemed to be exempt from registration under the Act, in reliance on Section 3(a)(9) thereof.

     On February 28, 1996, the Company commenced an exchange offer for its Depositary Convertible Exchangeable Preferred Shares (the 'Depositary Shares'), offering to exchange 1.85 shares of Common Stock for each outstanding Depositary Share. The exchange offer was accepted by the holders of 98% of the Depositary Shares, resulting in the issuance of 3,336,433 shares of Common Stock on March 29, 1993, the expiration date of the offer. The issuance of the above securities was deemed to be exempt from registration under the Act, in reliance of Section 3(a)(9) thereof.

     On May 10, 1996, the Company elected to redeem all of its outstanding Depositary Shares, in accordance with the terms under which they were issued. In connection with the redemption, certain holders of the Depositary Shares exercised their right to convert their Depositary Shares into shares of Common Stock at the rate of 1.185 shares of Common Stock per Depositary Share. This resulted in the issuance of approximately 3.3 million shares of Common Stock on the Redemption Date. The issuance of the above securities was deemed to be exempt from registration under the Act, in reliance on Section 3(a)(9) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of the Registration Statement:


  1.1          --   Form of Underwriting Agreement.
  3.1(a)       --   Certificate of Incorporation.
  3.1(b)       --   Amendment to Certificate of Incorporation.
  3.2(1)       --   By-laws.
  4.1(2)       --   Form of Certificate for Shares of Common Stock of
                    Registrant.
  4.2(a)(3)    --   Warrant Agreement, dated as of July 7, 1988,
                    between the Registrant and Wells Fargo Bank and
                    warrants issued to Wells Fargo Bank.
  4.2(b)(4)    --   Warrant Agreement, dated as of December 11, 1991,
                    by and between the Registrant and Shereff,
                    Friedman, Hoffman and Goodman, LLP.
  4.2(c)(4)    --   Warrant Agreement, dated as of November 17, 1993,
                    by and between the Registrant and Gerard Klauer
                    Mattison & Co., Inc.
  4.3(5)       --   Form of Rights Agreement, dated as of January 17,
                    1990, between the Registrant and Mellon Securities

                    Trust Company.
  5.1          --   Opinion of Weil, Gotshal & Manges LLP.
 10.1(a)(6)*   --   Amended and Restated 1984 Employee Stock Option
                    Plan.
 10.1(b)(7)*   --   1994 Senior Management Stock Option Plan.
 10.1(c)(8)*   --   Form of Agreement between each of Mark Goldman,
                    William Catron, Louis Novak, Gary Niles, Ronald
                    Hirschfeld and H. Alan Gaudie and the Registrant.
 10.1(d)(9)*   --   Form of Amendment No. 1 between each of Mark
                    Goldman, William Catron, Louis Novak, Gary Niles,
                    Ronald Hirschfeld and H. Alan Gaudie and the
                    Registrant.
 10.1(e)(10)   --   1995 Non-Employee Directors' Stock Option Plan.
 10.2(10)*     --   Lewis Galoob Toys, Inc. Savings and Retirement
                    Plan (Formerly the Lewis Galoob Toys, Inc. Profit
                    Sharing) (Amendment and Restatement effective
                    January 1, 1987).
 10.3(9)*      --   Severance Agreement, dated October 27, 1994,
                    between Mark Goldman and the Registrant.
 10.4(a)(11)*  --   Agreement, dated July 15, 1995, between William G.
                    Catron and the Registrant.
 10.4(b)(11)*  --   Agreement, dated July 15, 1995, between Loren
                    Hildebrand and the Registrant.
 10.4(c)(11)*  --   Agreement, dated July 15, 1995, between Ronald
                    Hirschfeld and the Registrant.
 10.4(d)(11)*  --   Agreement, dated July 15, 1995, between Gary J.
                    Niles and the Registrant.
 10.4(e)(11)*  --   Agreement, dated July 15, 1995, between Louis R.
                    Novak and the Registrant.
 10.5(9)       --   Amended and Restated Loan and Security Agreement,
                    dated as of March 31, 1995, by and among the
                    Registrant and Congress Financial Corporation
                    (Central).
 10.6(a)(12)   --   License Agreement, dated June 16, 1986, by and
                    between Funmaker, as Licensor and the Registrant,
                    as Licensee.
 10.7(b)(13)   --   License Agreement, dated May 4, 1990, by and among
                    the Registrant as Licensee, Codemasters Software
                    Company, Ltd. and Camerica Corporation, Limited.

 10.7(c)(13)   --   Amendment No. 1 dated June 1991 to License
                    Agreement dated May 4, 1990.
 10.7(d)(13)   --   Amendment No. 2 dated December 23, 1991 to License
                    Agreement, dated May 4, 1990.
 10.7(e)(13)   --   European License Agreement, dated December 23,

                    1991, by and between Codemasters Software Company,
                    Ltd. and the Registrant.
 10.7(f)(13)   --   Third Amendment to United States License and First
                    Amendment to European License, dated November 4,
                    1992.
 10.7(g)(9)    --   Fourth Amendment to United States License
                    Agreement, dated October 14, 1994.
 10.8(12)      --   Agreement of Purchase and Sale, dated October 22,
                    1986, by and between ATC Building Company, as
                    Seller, and the Registrant, as Buyer.
 10.9(a)(1)    --   Lease Agreement, dated March 12, 1987, by and
                    between Lincoln Alvarado and Patrician Associates,
                    Inc., as Lessor, and the Registrant, as Lessee.
 10.9(b)(14)   --   Amendment No. 1 to Lease Agreement.
 10.9(c)(10)   --   Lease Agreement, dated December 1, 1995, by and
                    between 200 Fifth Avenue Associates, as Lessor,
                    and the Registrant, as Lessee.
 11(**)        --   Statement of Computation of Per Share Earnings.
 21(**)        --   Subsidiaries of the Registrant.
 23.1          --   Consent of Price Waterhouse LLP.
 23.2          --   Consent of Weil, Gotshal & Manges LLP (included in
                    its opinion which appears as Exhibit 5.1).
 24(**)        --   Power of Attorney.


------------------

(1) Incorporated by reference to the Registrant's Amendment No. 1 to Registration Statement on Form 8-B, filed with the Securities and Exchange Commission (the 'Commission') on January 11, 1988.

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-3, filed with the Commission on February 26, 1990.

(3) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1987, filed with the Commission on August 2, 1988.

(4) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1993, filed with the Commission on March 31, 1994.

(5) Incorporated by reference to the Registrant's Registration Statement on Form 8-A, filed with the Commission on January 23, 1990.

(6) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56585, filed with the Commission on November 23, 1994.

(7) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56587, filed with the Commission on November 23, 1994.

(8) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56589, filed with the Commission on November 23,

    1994.

(9) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1994, filed with the Commission on March 31, 1995.

(10) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1995, filed with the Commission on March 11, 1996.

(11) Incorporated by reference to the Registrant's Registration Statement on Form S-1, Registration No. 333-00743, filed with the Commission on February 6, 1996.

(12) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1986, filed with the Commission on March 31, 1987.

(13) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1992, filed with the Commission on March 31, 1993.

(14) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1991, filed with the Commission on March 30, 1992.

(Footnotes continued from previous page)

 * Indicates exhibits relating to executive compensation.
** Previously filed.


     (b)  Financial Statements Schedules

     Schedule II--Valuation and Qualifying Accounts and Reserves for the years ended December 31, 1995, 1994 and 1993.

     All other schedules are omitted because they are not applicable or the required information is shown in the Company's consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the 'Act'), may be permitted to directors, officers and controlling persons of the Registrant under the General Corporation Law of the State of Delaware or pursuant to the Registrant's Certificate of Incorporation or By-Laws or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Act and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective;

          (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Act, the Registrant has duly caused this Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 8th day of November, 1996.



                                          GALOOB TOYS, INC.


                                          By:         /s/ ROGER KOWALSKY
                                             -----------------------------------
                                                       Roger Kowalsky
                                                Executive Vice President and
                                                  Chief Financial Officer

     Pursuant to the requirements of the Act, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                      TITLES                    DATE
------------------------------  -------------------------  --------------------

              *                 President, Chief               November 8, 1996
------------------------------  Executive Officer and
       Mark D. Goldman          Director


      /s/ ROGER KOWALSKY        Executive Vice President       November 8, 1996
------------------------------  and Chief Financial
        Roger Kowalsky          Officer and Director


              *                 Director                       November 8, 1996
------------------------------
       Andrew Cavanaugh


              *                 Director                       November 8, 1996
------------------------------
     Paul A. Gliebe, Jr.


              *                 Director                       November 8, 1996
------------------------------

      Scott R. Heldfond


              *                 Director                       November 8, 1996
------------------------------
         S. Lee Kling

* By:   /s/ H. ALAN GAUDIE
------------------------------
         H. Alan Gaudie
        Attorney-in-fact

                                                                     SCHEDULE II



                       GALOOB TOYS, INC. AND SUBSIDIARIES

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (in thousands)


                                          ADDITIONS
                            BALANCE AT    CHARGED TO                   BALANCE
                            BEGINNING     COSTS AND                    AT END
DESCRIPTION                 OF PERIOD      EXPENSES     DEDUCTIONS    OF PERIOD
-------------------------   ----------    ----------    ----------    ---------
Year ended 12/13/93
-------------------------
Provisions for returns
and allowance............     $6,031       $  5,516      $  6,298      $ 5,249

Year ended 12/31/94
-------------------------
Provisions for returns
and allowance............      5,249         11,979         9,131        8,097

Year ended 12/31/95
-------------------------
Provisions for returns
and allowance............      8,097         12,707        10,822        9,982

See Note B of Notes to Consolidated Financial Statements.

                                 EXHIBIT INDEX


  EXHIBIT                                                                                                  SEQUENTIAL
  NUMBER      DESCRIPTION                                                                                   PAGE NO.
-----------   ------------------------------------------------------------------------------------------   -----------
  1.1          --   Form of Underwriting Agreement.
  3.1(a)       --   Certificate of Incorporation.
  3.1(b)       --   Amendment to Certificate of Incorporation.
  3.2(1)       --   By-laws.
  4.1(2)       --   Form of Certificate for Shares of Common Stock of Registrant.
  4.2(a)(3)    --   Warrant Agreement, dated as of July 7, 1988, between the Registrant and Wells Fargo
                    Bank and warrants issued to Wells Fargo Bank.
  4.2(b)(4)    --   Warrant Agreement, dated as of December 11, 1991, by and between the Registrant and
                    Shereff, Friedman, Hoffman and Goodman, LLP.
  4.2(c)(4)    --   Warrant Agreement, dated as of November 17, 1993, by and between the Registrant and
                    Gerard Klauer Mattison & Co., Inc.
  4.3(5)       --   Form of Rights Agreement, dated as of January 17, 1990, between the Registrant and
                    Mellon Securities Trust Company.
  5.1          --   Opinion of Weil, Gotshal & Manges LLP.
 10.1(a)(6)*   --   Amended and Restated 1984 Employee Stock Option Plan.
 10.1(b)(7)*   --   1994 Senior Management Stock Option Plan.
 10.1(c)(8)*   --   Form of Agreement between each of Mark Goldman, William Catron, Louis Novak, Gary
                    Niles, Ronald Hirschfeld and H. Alan Gaudie and the Registrant.
 10.1(d)(9)*   --   Form of Amendment No. 1 between each of Mark Goldman, William Catron, Louis Novak,
                    Gary Niles, Ronald Hirschfeld and H. Alan Gaudie and the Registrant.
 10.1(e)(10)   --   1995 Non-Employee Directors' Stock Option Plan.
 10.2(10)*     --   Lewis Galoob Toys, Inc. Savings and Retirement Plan (Formerly the Lewis Galoob Toys,
                    Inc. Profit Sharing) (Amendment and Restatement effective January 1, 1987).
 10.3(9)*      --   Severance Agreement, dated October 27, 1994, between Mark Goldman and the
                    Registrant.
 10.4(a)(11)*  --   Agreement, dated July 15, 1995, between William G. Catron and the Registrant.
 10.4(b)(11)*  --   Agreement, dated July 15, 1995, between Loren Hildebrand and the Registrant.
 10.4(c)(11)*  --   Agreement, dated July 15, 1995, between Ronald Hirschfeld and the Registrant.
 10.4(d)(11)*  --   Agreement, dated July 15, 1995, between Gary J. Niles and the Registrant.
 10.4(e)(11)*  --   Agreement, dated July 15, 1995, between Louis R. Novak and the Registrant.
 10.5(9)       --   Amended and Restated Loan and Security Agreement, dated as of March 31, 1995, by and among the Registrant and Congress Financial Corporation (Central).
 10.6(a)(12)   --   License Agreement, dated June 16, 1986, by and between Funmaker, as Licensor and the
                    Registrant, as Licensee.
 10.7(b)(13)   --   License Agreement, dated May 4, 1990, by and among the Registrant as Licensee,
                    Codemasters Software Company, Ltd. and Camerica Corporation, Limited.
 10.7(c)(13)   --   Amendment No. 1 dated June 1991 to License Agreement dated May 4, 1990.
 10.7(d)(13)   --   Amendment No. 2 dated December 23, 1991 to License Agreement, dated May 4, 1990.
 10.7(e)(13)   --   European License Agreement, dated December 23, 1991, by and between Codemasters
                    Software Company, Ltd. and the Registrant.
 10.7(f)(13)   --   Third Amendment to United States License and First Amendment to European License,
                    dated November 4, 1992.

  EXHIBIT                                                                                                  SEQUENTIAL
  NUMBER      DESCRIPTION                                                                                   PAGE NO.
-----------   ------------------------------------------------------------------------------------------   -----------
 10.7(g)(9)    --   Fourth Amendment to United States License Agreement, dated October 14, 1994.
 10.8(12)      --   Agreement of Purchase and Sale, dated October 22, 1986, by and between ATC Building
                    Company, as Seller, and the Registrant, as Buyer.
 10.9(a)(1)    --   Lease Agreement, dated March 12, 1987, by and between Lincoln Alvarado and Patrician
                    Associates, Inc., as Lessor, and the Registrant, as Lessee.
 10.9(b)(11)   --   Amendment No. 1 to Lease Agreement.
 10.9(c)(10)   --   Lease Agreement, dated December 1, 1995, by and between 200 Fifth Avenue Associates, as Lessor, and the Registrant, as Lessee.
 11(15)        --   Statement of Computation of Per Share Earnings.
 21(15)        --   Subsidiaries of the Registrant.
 23.1          --   Consent of Price Waterhouse LLP.
 23.2          --   Consent of Weil, Gotshal & Manges LLP (included in its opinion which appears as
                    Exhibit 5.1).
 24(15)        --   Power of Attorney.


------------------
(1) Incorporated by reference to the Registrant's Amendment No. 1 to Registration Statement on Form 8-B, filed with the Securities and Exchange Commission (the 'Commission') on January 11, 1988.

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-3, filed with the Commission on February 26, 1990.

(3) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1987, filed with the Commission on August 2, 1988.

(4) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1993, filed with the Commission on March 31, 1994.

(5) Incorporated by reference to the Registrant's Registration Statement on Form 8-A, filed with the Commission on January 23, 1990.

(6) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56585, filed with the Commission on November 23, 1994.

(7) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56587, filed with the Commission on November 23, 1994.

(8) Incorporated by reference to the Registrant's Registration Statement on Form

    S-8, Registration No. 33-56589, filed with the Commission on November 23, 1994.

(9) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1994, filed with the Commission on March 31, 1995.

(10) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1995, filed with the Commission on March 11, 1996.

(11) Incorporated by reference to the Registrant's Registration Statement on Form S-1, Registration No. 333-00743, filed with the Commission on February 6, 1996.

(12) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1986, filed with the Commission on March 31, 1987.

(13) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1992, filed with the Commission on March 31, 1993.

(14) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1991, filed with the Commission on March 30, 1992.


(15) Incorporated by reference to the Registrant's Registration Statement on Form S-1, Registration No. 333-12953, filed with the Commission on September 27, 1996.



* Indicates exhibits relating to executive compensation.